PE
4-1-02


02024712

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2002

MAGNA INTERNATIONAL INC.
(Exact name of Registrant as specified in its Charter)

337 Magna Drive, Aurora, Ontario L4G 7K1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F XX

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No XX

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


SEC MAIL
RECEIVED
PROCESSING
APR 08 2002
WASH. D.C.
354
SECTION

MAGNA INTERNATIONAL INC. (Registrant)

By: /s/ J. Brian Colburn
J. Brian Colburn
Executive Vice-President, Special Projects and Secretary

Date: April 4, 2002

P:\User\YBK\COMMON.ORG\CORP\SECOSC\Filing149.6K.wpd

EXHIBITS

Exhibit 1	Notice of Annual Meeting of Shareholders of Magna International Inc. to be held on May 9, 2002 in Toronto and Management Information Circular/Proxy Statement dated April 1, 2002
Exhibit 2	Consolidated financial statements of the Registrant for the year ended December 31, 2001
Exhibit 3	Report to Shareholders for the year ended December 31, 2001 of the Registrant (including, on pages 29 to 39, inclusive, thereof, Management's Discussion and Analysis of Results of Operations and Financial Condition)



NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual Meeting of the Shareholders of Magna International Inc. (the "Corporation") will be held at the Main Stage Theatre, The Toronto Centre for the Arts, 5040 Yonge Street, Toronto (North York), Ontario, Canada, on Thursday, May 9, 2002, commencing at 10:00 a.m. (Toronto time) for the following purposes:

(a) To receive the Annual Report, including the Consolidated Financial Statements of the Corporation for the financial year ended December 31, 2001 and the Auditor's Report thereon;

(b) To elect directors;

(c) To re-appoint the Auditor and authorize the directors to fix the Auditor's remuneration; and

(d) To transact such further or other business or matters as may properly come before the meeting or any adjournment(s) or postponement(s) thereof.

Only shareholders of record at the close of business on March 25, 2002 will be entitled to notice of the meeting.

The Annual Report containing the Consolidated Financial Statements of the Corporation, a Management Information Circular/Proxy Statement and a form of proxy are enclosed with this Notice of Annual Meeting of Shareholders. The Management Information Circular/Proxy Statement provides additional information concerning the matters to be dealt with at the meeting.

By order of the Board of Directors.

J. BRIAN COLBURN
Secretary

April 1, 2002
Aurora, Ontario

Note: If you are unable to be present at the meeting in person, please fill in, date and sign the enclosed proxy and return it to the Secretary of the Corporation in the enclosed envelope.

SHAREHOLDER PROPOSALS

Proposals of shareholders intended to be presented at the Annual Meeting of Shareholders to be held in calendar 2003 must be received by the Corporation at its principal executive offices for inclusion in its management information circular/proxy statement on or before March 7, 2003.

OTHER MATTERS

Management is not aware of any amendments or variations to matters identified in the Notice or of any other matters that are to be presented for action to the Meeting other than those described in the Notice.

Information stated in this Circular is dated as at March 28, 2002 except where otherwise indicated. The contents and the mailing of this Circular have been approved by the Board.

Belinda Stronach President and Chief Executive Officer	**J. Brian Colburn** Secretary

The Corporation files an annual information form with the Ontario Securities Commission and, under a Form 40-F, with the United States Securities and Exchange Commission. A copy of the most recent annual information form, this Circular and the Annual Report containing the financial statements of the Corporation and Management's Discussion and Analysis of Results of Operations and Financial Condition, will be sent to any person upon request in writing addressed to the Secretary at the Corporation's principal executive offices set out in this Circular. Such copies will be sent to any shareholder without charge.


MAGNA

QUEBECOR MERRILL
CANADA INC
Printed in Canada



CLASS A SUBORDINATE VOTING SHARES

PROXY

THIS PROXY IS SOLICITED BY AND ON BEHALF OF THE MANAGEMENT OF THE CORPORATION

The undersigned shareholder of Magna International Inc. (the "Corporation") hereby appoints Frank Stronach, or failing him Belinda Stronach, or failing her Brian Colburn, or instead of any of them

....

as the proxyholder of the undersigned, with full power of substitution, in respect of all the Class A Subordinate Voting Shares of the Corporation held by the undersigned, to attend at, and to act and vote on behalf of the undersigned in respect of all matters that may come before, **the Annual Meeting of the Shareholders of the Corporation on May 9, 2002** and any and all adjournments or postponements thereof, and, without limiting the general authority conferred by this proxy, the undersigned hereby specifically directs such proxyholder as follows:

(a) To vote **FOR** ☐ or **ABSTAIN** ☐ in respect of the election of William G. Davis, William H. Fike, Manfred Gingl, Edward C. Lumley, Karlheinz Muhr, Gerhard Randa, Donald Resnick, Royden R. Richardson, Belinda Stronach, Frank Stronach, Franz Vranitzky and Siegfried Wolf as directors (to withhold your vote from any individual nominee strike a line through the nominee's name),

(b) To vote **FOR** ☐ or **ABSTAIN** ☐ in respect of the re-appointment of the Auditor, and

(c) To vote **FOR** ☐ or **ABSTAIN** ☐ from authorizing the directors to fix the Auditor's remuneration.

This proxy confers discretionary authority to vote on amendments or variations to the matters identified in the Notice of Annual Meeting of Shareholders and on all other business or matters as may properly come before the meeting or any adjournments or postponements thereof.

The proxyholder will vote FOR the election of the management nominees for the office of director, FOR the re-appointment of Ernst & Young LLP as the Auditor of the Corporation and FOR authorizing the directors to fix the Auditor's remuneration, where a choice for each such matter is not specified in this proxy.

The undersigned confirms the express wish that this document and the documents relating hereto including the Management Information Circular/Proxy Statement be in English only. Le soussigné confirme sa volonté expresse que ce document et les documents se rattachant à la présente, y compris la circulaire d'information et de procuration de la direction soient rédigés en anglais seulement.

The undersigned hereby revokes any proxy previously given.

Date 2002

Signature . . . .

NOTES:

1. This proxy must be signed by the shareholder or his attorney duly authorized in writing.
2. If the shareholder is a corporation, this proxy must be executed by an officer or attorney thereof duly authorized in writing.
3. Please date this proxy. If not dated, it shall be deemed to be dated the day on which it is mailed.
4. **A shareholder has the right to appoint a person to attend and to act for him on his behalf at the meeting other than the management nominees named above.** Such right may be exercised by striking out the names of Mr. Frank Stronach, Ms. Belinda Stronach and Mr. Brian Colburn and inserting in the space provided the name of the person to be appointed, who need not be a shareholder of the Corporation, or by completing another proper form of proxy.

If your address as shown is incorrect please give your correct address when returning this proxy.

MANAGEMENT INFORMATION CIRCULAR/PROXY STATEMENT

This Management Information Circular/Proxy Statement (the "Circular") is furnished to shareholders of Magna International Inc. (the "Corporation" or "Magna") in connection with **the solicitation by and on behalf of the management of the Corporation** of proxies to be used at the Annual Meeting of Shareholders (the "Meeting") of the Corporation to be held at the Main Stage Theatre, The Toronto Centre for the Arts, 5040 Yonge Street, Toronto (North York), Ontario, Canada, on Thursday, May 9, 2002, commencing at 10:00 a.m. (Toronto time), and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the attached Notice of Annual Meeting of Shareholders (the "Notice").

This Circular, the Notice and the accompanying form(s) of proxy are first being mailed to shareholders of the Corporation on or about April 4, 2002. The Corporation will bear all costs associated with the preparation and mailing of this Circular, the Notice and the accompanying form(s) of proxy as well as the cost of the solicitation of proxies. The solicitation will be primarily by mail; however, officers and regular employees of the Corporation may also directly solicit proxies (but will not receive additional compensation for such activities) personally, by telephone, by telefax or by other means of electronic transmission. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward proxy solicitation material to their principals and to obtain authorizations for the execution of proxies and will be reimbursed for their reasonable expenses in doing so.

The Corporation adopted the United States dollar as its reporting currency effective December 31, 1998. All amounts referred to in this Circular are presented in United States dollars, unless otherwise noted. In addition, in December 1998, the Corporation's shareholders approved the change in its fiscal or financial year end from July 31 to December 31. Accordingly, in this Circular fiscal 2001 refers to the fiscal or financial year running from January 1, 2001 to December 31, 2001, fiscal 2000 refers to the fiscal or financial year running from January 1, 2000 to December 31, 2000 and fiscal 1999 refers to the fiscal or financial year running from January 1, 1999 to December 31, 1999.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form(s) of proxy are officers of the Corporation. **A shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) as nominee to attend and act for and on such shareholder's behalf at the Meeting other than the management nominees named in the accompanying form(s) of proxy.** This right may be exercised either by striking out the names of the management nominees where they appear on the front of the form of proxy and by inserting in the blank space provided the name of the other person the shareholder wishes to appoint as proxyholder, or by completing, signing and submitting another proper form of proxy naming such other person as proxyholder.

A shareholder who has given a proxy, in addition to revocation in any other manner permitted by applicable Canadian law, may revoke the proxy within the time periods described in this Circular by an instrument in writing executed by the shareholder or by his/her attorney authorized in writing or, if the shareholder is a body corporate, by a duly authorized officer or attorney thereof.

Shareholders desiring to be represented at the Meeting by proxy or to revoke a proxy previously given, must deposit their form of proxy or revocation of proxy at one of the following locations: (i) the principal executive offices of the Corporation at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1; (ii) the offices of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, addressed to the Secretary of the Corporation; or (iii) the offices of Computershare Trust Company, Inc., 350 Indiana Street, Suite 800, Golden, Colorado, USA 80401 (mailing address P.O. Box 1596, Denver, Colorado, USA 80201), addressed to the Secretary of the Corporation; at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, at which the proxy is to be used. If a shareholder who has completed a proxy attends the Meeting in person, any votes cast by such shareholder on a poll will be counted and the proxy will be disregarded unless the shareholder specifically requests that the proxy be counted for such poll.

VOTING OF PROXIES

The shares represented by any valid proxy in favour of the management nominees named in the accompanying form(s) of proxy will be voted for or withheld from voting (abstain) on the election of directors, the re-appointment of the Auditor and the authorization of the directors to fix the remuneration of the Auditor, in accordance with any specifications or instructions made by a shareholder on the form of proxy. In the absence of any such specifications or instructions, such shares will be voted FOR the election as directors of the management nominees named in this Circular, FOR the re-appointment of Ernst & Young LLP as Auditor and FOR the authorization of the directors to fix the Auditor's remuneration.

The accompanying form(s) of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to such other business or matters which may properly come before the Meeting or any adjournments or postponements thereof. As of the date of this Circular, the Corporation is not aware of any other matter to be addressed at the Meeting.

RECORD DATE

The board of directors of the Corporation (the "Board") has fixed the close of business on March 25, 2002 as the record date (the "Record Date") for the Meeting. Only holders of record of Class A Subordinate Voting Shares and Class B Shares at the close of business on the Record Date are entitled to receive notice of and to attend and vote at the Meeting except that, in accordance with applicable law, a transferee of Class A Subordinate Voting Shares or Class B Shares acquired after the Record Date shall be entitled to vote at the Meeting if such transferee produces properly endorsed share certificates or otherwise establishes ownership of such shares and has demanded in writing not later than ten days before the day of the Meeting that the name of such transferee be included in the list of shareholders entitled to vote at the Meeting.

VOTING SECURITIES AND THEIR PRINCIPAL HOLDERS

As at the Record Date there were issued and outstanding 82,518,318 Class A Subordinate Voting Shares. Holders of Class A Subordinate Voting Shares as at the time of taking any vote on the date of the Meeting are entitled to cast one (1) vote per Class A Subordinate Voting Share held by them on each matter to be acted on at the Meeting.

As at the Record Date there were issued and outstanding 1,096,509 Class B Shares. Holders of Class B Shares as at the time of taking any vote on the date of the Meeting are entitled to cast 500 votes per Class B Share held by them on each matter to be acted on at the Meeting.

The following table sets forth information with respect to the only shareholders known to the directors or officers of the Corporation to own beneficially, directly or indirectly, or exercise control or direction over, more than ten per cent (10%) of the issued and outstanding Class A Subordinate Voting Shares or Class B Shares of the Corporation, as at the Record Date:

	Class of Shares	Number of Shares	Percentage of Class
Stronach Trust	Class B	726,629(1)	66.27%
Magna Deferred Profit Sharing Plan (Canada)	Class B	111,444	10.16%

(1) These Class B Shares are held by 445327 Ontario Limited, all of whose shares are directly owned by the Stronach Trust. Mr. Frank Stronach, the Chairman of the Corporation, Ms. Belinda Stronach, the President and Chief Executive Officer and a director of the Corporation, Mr. Andrew Stronach, an officer of the Corporation, and one other member of their family are the trustees of the Stronach Trust. Mr. F. Stronach, Ms. Stronach and Mr. A. Stronach are also three of the members of the class of potential beneficiaries of the Stronach Trust.

MINUTES OF PRIOR ANNUAL SHAREHOLDERS' MEETING

The minutes of the Annual and Special Meeting of Shareholders of the Corporation held on May 17, 2001 will be submitted to the shareholders at the Meeting. Any vote taken by the shareholders with respect to these minutes will not constitute approval or disapproval of any of the matters referred to in such minutes.

FINANCIAL STATEMENTS AND AUDITOR'S REPORT

The Board will submit to the shareholders at the Meeting the Consolidated Financial Statements of the Corporation for the financial year ended December 31, 2001 and the Auditor's Report thereon, but no vote by the shareholders with respect thereto is required or proposed to be taken. The Consolidated Financial Statements and Auditor's Report are included in the Corporation's 2001 Annual Report which is being mailed to shareholders with the Notice and this Circular.

BOARD OF DIRECTORS

Election of Directors

Under the Articles of the Corporation, the Board is to consist of a minimum of five (5) and a maximum of fifteen (15) directors. A special resolution passed by the shareholders of the Corporation on September 17, 1992 authorized the directors to determine the number of directors of the Corporation from time to time. Pursuant to that resolution, the number of directors currently is set at thirteen (13) and will be reduced by the Board to twelve (12) following the conclusion of the Meeting. The term of office of each director expires at the time of the Meeting unless successors are not elected, in which case the directors remain in office until their successors are elected by the shareholders of the Corporation.

Management proposes to nominate, and the persons named in the accompanying form(s) of proxy will vote for (in the absence of specifications or instructions to abstain from voting on the proxy), the election of the twelve (12) persons whose names are set forth below, all of whom are now and have been directors for the periods indicated, but will not vote for a greater number of persons than the number of nominees named in the form of proxy. **A shareholder may withhold his/her vote from any individual nominee by striking a line through the particular nominee's name in the form of proxy.** Management does not contemplate that any of the nominees will be unable to serve as a director. If, as a result of circumstances not now contemplated, any nominee shall be unavailable to serve as a director, the proxy will be voted for the election of such other person or persons as management may select. Each director elected will hold office until the next annual meeting of shareholders of the Corporation, or until his/her respective successor is elected or appointed in accordance with applicable law and the Corporation's by-laws.

The following table sets forth information with respect to each of the management nominees for director, including the number of the Class A Subordinate Voting Shares and Class B Shares of the Corporation, the Class A Subordinate Voting Shares and Class B Shares of its public subsidiaries, Decoma International Inc. ("Decoma"), Intier Automotive Inc. ("Intier") and Tesma International Inc. ("Tesma"), the Class A Subordinate Voting Stock and Class B Stock of its public subsidiary Magna Entertainment Corp. ("MEC") and the Exchangeable Shares (which are exchangeable into MEC Class A Subordinate Voting Stock) of MEC's subsidiary, MEC Holdings (Canada) Inc., beneficially owned, directly or indirectly, or over which control or direction is exercised by each such nominee, as at the Record Date:

Name of Nominee	Age	Director Since	Other Positions and Offices Presently Held With Corporation	Principal Occupation	Class A Subordinate Voting Shares/ Per Cent of Class	Class B Shares/ Per Cent of Class	Tesma Class A Subordinate Voting Shares/ Per Cent of Class	Decoma Class A Subordinate Voting Shares/ Per Cent of Class	MEC Class A Subordinate Voting Stock or Exchangeable Shares/ Per Cent of Class	Intier Class A Subordinate Voting Shares/ Per Cent of Class
William G. Davis (1) (2) (3)	72	June 6, 1985	None	Counsel, Torys (Barristers and Solicitors)	1,202 (4)	nil	1,000 (4)	nil	4700 (4)(12) 47 (4)(13)	nil
William H. Fike	65	June 5, 1995	None	Consultant and Corporate Director	5,955 (4)	nil	nil	2,000 (4)	1,006 (4)(12)	nil
Manfred Gingl	53	January 14, 2002	Vice-Chairman	President and Chief Executive Officer, *Tesma International Inc. (Manufacturing)*	nil	nil	304,530 (4)(9)	nil	nil	nil
Edward C. Lumley (2)	62	December 7, 1989	None	Vice- Chairman, BMO Nesbitt Burns (Investment and Corporate Banking)	3,202 (4)	nil	1,000 (4)	1,000 (4)	14,700 (4)(12) 247 (4)(13)	2,288 (4)
Karlheinz Muhr	45	March 8, 1999	None	Chairman and Chief Executive Officer, Volaris Advisors (Risk and Asset Management)	943 (4)	nil	nil	nil	15,000(4)(12)	nil
Donald Resnick (1) (5)	74	February 25, 1982	None	Corporate Director	1,202 (4)	nil	nil	2,000 (4)	47 (4)(13)	1,000 (4)
Royden R. Richardson (1) (2) (5)	48	October 31, 1990	None	President, RBQ Limited (Investments)	31,202 (4)	nil	nil	nil	2,047 (4)(13)	nil
Gerhard Randa	57	July 19, 1995	None	Chairman and Chief Executive Officer, Bank Austria AG (Investment and Corporate Banking)	1,202 (4)	nil	nil	nil	47 (4)(12)	nil
Belinda Stronach	35	December 8, 1988	None	President and Chief Executive Officer of the Corporation	300 (4)(7)	nil (6)(7)(8)	nil (9)	2,300 (4)(10)	60 (4)(11)(13)(14)	nil (15)
Frank Stronach	69	December 10, 1968	Chairman of the Board	Partner, Stronach & Co (Consultant)	nil (7)	726,629/ 66.27% (7)(8)	nil (9)	14,938,149 41.85% (10)	5,543,928/23.58% (11) 604,223/28.55% (14)	nil (15)
Franz Vranitzky	64	June 11, 1997	None	Corporate Director	1,067 (4)	nil	nil	nil	20 (4)(12)	nil
Siegfried Wolf	44	March 8, 1999	Vice-Chairman	President and Chief Executive Officer, Magna Steyr (Manufacturing)	10,000 (4)	nil	1,000 (4)	nil	2,000 (4)(12)	10,000 (4)

(1) Member of the Audit Committee.

(2) Member of the Human Resources and Compensation Committee.

(3) Lead Director of the Board of Directors.

(4) These shares represent less than 1% of the class.

(5) Member of the Environmental Committee.

(6) An associate of Ms. Stronach, the Stronach Trust, holds an aggregate of 726,629 Class B Shares.

(7) The Magna Deferred Profit Sharing Plan (Canada) (the "Canadian Plan") is an associate of Mr. F. Stronach which held 2,457,245 Class A Subordinate Voting Shares and 111,444 Class B Shares as at the Record Date. The trustee of the Canadian Plan is The Canada Trust Company, which has the power to vote the shares in the Canadian Plan; provided however, that Mr. F. Stronach as Chairman of the Corporation retains the right to direct the trustee in regard to voting and disposing of the shares in such Plan. The Employees Deferred Profit Sharing Plan (U.S.) (the "U.S. Plan") is an associate of Mr. F. Stronach and Ms. Stronach, who are two of three trustees of the U.S. Plan, which held 1,458,973 Class A Subordinate Voting Shares as at the Record Date. Mr. F. Stronach and Ms. Stronach were not and are not beneficiaries of either Plan. 865714 Ontario Inc. ("865714") was incorporated to provide a continuing separate vehicle for the acquisition of Magna shares and the sale thereof to members of Magna management. Pursuant to a unanimous shareholder agreement, Magna has the right to direct 865714 in regard to disposing of any Magna shares held by 865714. Mr. F. Stronach and Ms. Stronach were not and are not shareholders of 865714. 865714 also owns 91,740 Class B Shares. Taking into account the Magna shares held by the Canadian Plan, the U.S. Plan and 865714, as applicable, as at the Record Date, Mr. F. Stronach and Ms. Stronach (through the Stronach Trust, an associate of both Mr. F. Stronach and Ms. Stronach) and these associates control approximately 74.33% of the votes carried by the Class A Subordinate Voting Shares and Class B Shares in the case of Mr. F. Stronach and approximately 65.10% of the votes in the case of Ms. Stronach.

(8) These Class B Shares are held by 445327 Ontario Limited, all of whose shares are directly owned by an associate of Mr. F. Stronach and Ms. Stronach, the Stronach Trust. Mr. F. Stronach, Ms. Stronach and Mr. A. Stronach and one other member of their family are the trustees of the Stronach Trust. Mr. F. Stronach, Ms. Stronach and Mr. A. Stronach are also three of the members of the class of potential beneficiaries of the Stronach Trust.

(9) 284,466 of the Class A Subordinate Voting Shares of Tesma held by Mr. Gingl are owned by Wahlheim Capital Inc., a company controlled by Mr. Gingl. In addition, 1,441,389 Class A Subordinate Voting Shares of Tesma are held by the Tesma U.S. and Canadian Deferred Profit Sharing Plans (the "Tesma DPSPs"). Through his position as the President of Tesma, Mr. Gingl retains the right to direct the trustees of the Tesma DPSPs in regards to voting and disposing of such shares. The trustees, absent any direction from Mr. Gingl, have the right to vote the shares. Mr. Gingl is not a beneficiary under the Tesma DPSPs. With respect to the ownership of Tesma shares by Mr. F. Stronach and Ms. Stronach, this does not include the Class A Subordinate Voting Shares of Tesma issuable on conversion by the Corporation of its 14,223,900 directly and indirectly owned Class B Shares of Tesma. The Corporation in turn is controlled by the Stronach Trust, an associate of Mr. F. Stronach and Ms. Stronach.

(10) 14,938,149 Class A Subordinate Voting Shares of Decoma are owned directly and indirectly by the Corporation, which in turn is controlled by the Stronach Trust, an associate of Mr. F. Stronach and Ms. Stronach. This figure excludes the Class A Subordinate Voting Shares of Decoma issuable on conversion by the Corporation of its 31,909,091 directly and indirectly owned Class B Shares and of its Convertible Series Preferred Shares of Decoma.

(11) 1,181,600 shares of Class A Subordinate Voting Stock of MEC are indirectly owned by The Edelweiss Trust, in which members of Mr. F. Stronach's family may become beneficially interested after his death. 4,362,328 shares of Class A Subordinate Voting Stock of MEC are owned directly by the Corporation, which in turn is controlled by the Stronach Trust, an associate of Mr. F. Stronach and Ms. Stronach. The U.S. Plan, which is an associate of Mr. F. Stronach and Ms. Stronach, also owns 206,428 shares of Class A Subordinate Voting Stock of MEC. This figure excludes the Class A Subordinate Voting Stock of MEC issuable on conversion by the Corporation of its 58,466,056 directly and indirectly owned shares of Class B Stock of MEC. Taking into account the shares of MEC held by the U.S. Plan, Mr. F. Stronach and Ms. Stronach (through the Stronach Trust, an associate of Mr. F. Stronach and Ms. Stronach) and these associates control approximately 24.46% of the Class A Subordinate Voting Stock of MEC in the case of Mr. F. Stronach and approximately 19.43% of the Class A Subordinate Voting Stock of MEC in the case of Ms. Stronach.

(12) MEC Class A Subordinate Voting Stock.

(13) MEC Holdings (Canada) Inc. Exchangeable Shares.

(14) 144,965 Exchangeable Shares of MEC Holdings (Canada) Inc. are owned by the Stronach Trust, an associate of Mr. F. Stronach and Ms. Stronach. The Canadian Plan, which is an associate of Mr. F. Stronach, also owns 440,910 Exchangeable Shares of MEC Holdings (Canada) Inc. 865714 (whose relationship with Mr. F. Stronach and Ms. Stronach is described above) also owns 18,348 Exchangeable Shares of MEC Holdings (Canada) Inc.

(15) This does not include the Class A Subordinate Voting Shares of Intier issuable on conversion by the Corporation of its 42,751,938 directly and indirectly owned Class B Shares and of its Convertible Series Preferred Shares of Intier.

All of the management nominees other than Mr. Manfred Gingl were elected to their present terms of office by the shareholders of the Corporation at the Annual and Special Meeting of Shareholders held on May 17, 2001. Mr. Gingl has been the President and Chief Executive Officer of Tesma, a subsidiary of the Corporation, since April 1995 and served as a director and senior officer of the Corporation from 1981 to November 1992, and as Vice-Chairman of the Corporation since January 14, 2002.

There are no contracts, arrangements or understandings between any management nominee and any other person (other than the directors and officers of the Corporation acting solely in such capacity) pursuant to which the nominee has been or is to be elected as a director.

All directors and officers of the Corporation as a group (26 persons) owned beneficially or exercised control or direction over 4,014,553 Class A Subordinate Voting Shares, or approximately 4.87% of the class, and 939,938 Class B Shares, or approximately 85.72% of the class, as at the Record Date.

Board

The Board oversees the business and affairs of the Corporation, supervises senior management's day-to-day conduct of business, establishes or approves overall corporate policies where required and involves itself jointly with management in ensuring the creation of shareholder value and the preservation and protection of the Corporation's assets as well as in establishing the Corporation's strategic direction. The Board acts through regularly scheduled Board meetings which are held on a quarterly basis, with additional meetings being scheduled when required. A separate strategic planning meeting is held each year. There were twelve (12) meetings of the Board during fiscal 2001. In addition, there is continued communication between senior management and Board members between meetings both on an informal basis and through Committee meetings.

Mr. W. G. Davis was appointed as Lead Director by the Board effective August 1, 1996. The Lead Director's duties include representing the Corporation's outside and unrelated directors in discussions with senior management on corporate governance issues and other matters, assisting in identifying potential nominees to the Board, assisting in ensuring that the Board functions independently of management and performing such other duties and responsibilities as are delegated by the Board from time to time.

Board Committees

The Board has established three (3) standing committees: the Audit Committee, the Environmental Committee and the Human Resources and Compensation Committee. From time to time the Board has established special committees composed entirely of outside directors to review and make recommendations on specific matters. A special committee was established in November 2000 to review management's proposal to further implement the policy of the Corporation adopted by the Corporation's shareholders in 1982 to develop operating entities and change them into separate public corporations in accordance with the guidelines which were approved by the shareholders in 1987 and to provide its recommendations to the Board. This special committee presented its initial report to the Board on February 21, 2001 and a supplementary report to the Board on May 16, 2001 and continues in existence. Each committee operates pursuant to written guidelines or the mandate set out in their respective authorizing resolutions. The Corporation does not have an Executive Committee. Other committees are established by the Board from time to time as circumstances require.

The Audit Committee is composed of Messrs. D. Resnick (Chairman), W. G. Davis and R. R. Richardson. See "Audit Committee and Audit Committee Report" below.

The Environmental Committee, composed of Messrs. D. Resnick (Chairman) and R. R. Richardson (neither of whom are employees, officers or former officers of the Corporation or its affiliates), operates under a written mandate and works directly with the Corporation's environmental and human resources management on environmental and health and safety matters. This committee ensures that a management system is in place in each of these areas and that there are audit and other controls in place to ensure the effectiveness of such systems. The committee meets quarterly to review significant issues in each area with environmental and human resources management and reports to the Board as material matters arise, but not less than annually. The committee also conducts an annual review of the Corporation's Health, Safety and Environmental Policy and, following the completion of such review, provides to the Board its recommendations for changes to the Policy.

The Human Resources and Compensation Committee, composed of Messrs. W. G. Davis (Chairman), E. C. Lumley and R. R. Richardson (none of whom are employees, officers or former officers of the

Corporation or its affiliates), operates under applicable law in addition to its written mandate. This committee administers compensation related plans, including the Amended and Restated Incentive Stock Option Plan (the "Stock Option Plan"), administers the Pension Plan for Canadian Employees (the "Canadian Pension Plan"), reviews succession plans, reviews and makes recommendations to the Board regarding executive compensation plans and compensation, including the Chief Executive Officer's compensation, and provides its Report on Executive Compensation. There were eight (8) meetings of this committee during fiscal 2001. See "Compensation of Directors and Executive Officers — Human Resources and Compensation Committee" and "Report on Executive Compensation" below.

AUDIT COMMITTEE AND AUDIT COMMITTEE REPORT

Audit Committee

The Audit Committee, pursuant to the Corporation's by-laws and its written mandate (charter), has general authority in relation to the Corporation's financial affairs as well as the specific responsibility to review the Corporation's quarterly and annual financial statements and other financial information and report thereon to the Board and to evaluate the performance of, review the independence of, review the annual fees of and make recommendations to the Board as to the annual appointment of the Auditor. In addition, the committee reviews the Management's Discussion and Analysis of Results of Operations and Financial Condition prior to its inclusion in the Corporation's Annual Report and quarterly reports to shareholders and has certain responsibilities relating to internal and external audits, internal controls and procedures, the application of accounting principles, financial reporting and integrity, risk assessment and other matters. The committee also annually reviews and reassesses the adequacy of its written mandate (charter) which it currently is in the process of completing.

The committee met five (5) times during fiscal 2001 with management and representatives of the Auditor, both together and separately. All three (3) members of the committee are considered by the Corporation to be "independent" under the applicable standards of the New York Stock Exchange (the "NYSE") and "unrelated" under the Guidelines for effective corporate governance referenced in Sections 472 to 474 of The Toronto Stock Exchange Company Manual.

Auditor Independence

The committee has discussed with the Auditor its independence from management and the Corporation and has considered whether the provision of non-audit services is compatible with maintaining the Auditor's independence. Fees for the fiscal 2001 annual audit were $3.1 million (including performance of the annual audit and review of interim financial statements and related reports/forms) and all other fees were $3.9 million, including audit related services of $1.5 million and non-audit services of $2.4 million, substantially all of which were related to taxation matters. Audit related services generally include fees for Canadian and SEC registration statements, accounting consultations and statutory audits and non-audit services generally include fees for tax and other services. For fiscal 2001, there were no fees billed or incurred for financial information system design and implementation.

Audit Committee Report

In connection with the Consolidated Financial Statements for the financial year ended December 31, 2001, the committee has (1) reviewed and discussed the audited Consolidated Financial Statements with senior management, (2) discussed with the Auditor the matters required to be discussed by the Canadian Institute of Chartered Accountants and the U.S. Statement on Auditing Standards No. 61 (Communication with Audit Committees) as amended, (3) received and reviewed with the Auditor the written disclosures and related letter from the Auditor required by the Canadian Institute of Chartered Accountants and U.S. Independence Standards Board Standard No. 1 (Independence Discussion with Audit Committees) and discussed with the Auditor the independence of the Auditor as auditor of the Corporation and (4) reviewed with Ernst & Young LLP its Audit Report on the Consolidated Financial Statements.

Management is responsible for the Corporation's internal controls and the financial reporting process. Ernst & Young LLP is responsible for performing an independent audit on the Corporation's consolidated financial statements in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards and issuing an auditor report thereon. The committee's responsibility is to monitor and oversee these processes in accordance with its mandate (charter).

Based on these reviews and discussions and a review of the Audit Report, the committee has recommended to the Board, and the Board has approved, the inclusion of the audited Consolidated Financial Statements in the Corporation's Annual Report, and other forms and reports required to be filed with the applicable Canadian securities commissions, the United States Securities and Exchange Commission and applicable stock exchanges in respect of the financial year ended December 31, 2001.

The foregoing report is dated as of March 22, 2002 and is submitted by the Audit Committee of the Board:

Donald Resnick (Chairman) William G. Davis Royden R. Richardson

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth a summary of all compensation earned during the last three completed financial years by the individuals who were as at December 31, 2001, the Chief Executive Officer and the four other most highly compensated executive officers (collectively the "Named Executive Officers") and the Chairman of the Board of the Corporation, other than Ms. B. Stronach and Mr. Skudutis whose compensation is only disclosed for fiscal 2001.

		Annual Compensation (1)			Long-Term Compensation Awards	
Name and Principal Position	Financial Year (2)	Salary	Bonus	Other Annual Compensation	Securities Under Options Granted (3)	All Other Compensation (1)
Frank Stronach Chairman of the Board	2001	$200,000	Nil	$1,500,000 (4)(5)	750,000 Intier options (6)	$31,500,000 (8)
	2000	200,000	Nil	1,483,300 (4)(5)	310,000 Tesma options and 1,000,000 MEC options (7)	26,600,000 (8)
	1999	200,000	Nil	1,000,000 (4)(5)	500,000	21,958,300 (8)
Donald Walker (9) President and Chief Executive Officer	2001	$263,800	$4,668,100	(5)	200,000 and 1,000,000 Intier options (10)	—
	2000	100,000	5,196,000	(5)	10,000 Tesma and 10,000 Decoma options (11)	—
	1999	100,000	3,987,000	(5)	235,000	—
Belinda Stronach (12) President and Chief Executive Officer	2001	$110,500	$1,648,270	(5)	100,000 and 10,000 Intier and 10,000 Decoma options (13)	—
James Nicol (14) President and Chief Operating Officer	2001	$110,500	$1,732,000	Cdn.$68,000(5)	150,000 and 60,000 Intier options (15)	—
	2000	100,000	1,558,800	(5)	10,000 Decoma and 500,000 MEC options (16)	—
	1999	100,000	1,300,700	(5)	165,000	—
Siegfried Wolf (17) Vice-Chairman	2001	$100,000	$3,073,200	(5)	150,000 and 50,000 Intier options (18)	$ 507,200 (19)
	2000	100,000	4,534,300	(5)	—	519,600 (19)
	1999	100,000	1,993,500	(5)	165,000	398,700 (19)
Vincent J. Galifi Executive Vice-President, Finance and Chief Financial Officer	2001	$110,500	$1,420,236	(5)	100,000	—
	2000	85,000	1,139,400	(5)	—	—
	1999	80,000	797,400	(5)	55,000	—
Tommy J. Skudutis Executive Vice-President, Operations	2001	$110,500	$1,264,630	(5)	25,000	—

(1) All amounts for fiscal 1999, fiscal 2000 and fiscal 2001 were paid or are payable in U.S. dollars.

(2) 2001 or fiscal 2001 refers to the financial or fiscal year running from January 1, 2001 to December 31, 2001. 2000 or fiscal 2000 refers to the financial or fiscal year running from January 1, 2000 to December 31, 2000. 1999 or fiscal 1999 refers to the financial or fiscal year running from January 1, 1999 to December 31, 1999.

(3) These are options issued by the Corporation unless otherwise indicated.

(4) This amount is not compensation but represents fees paid to Mr. F. Stronach personally by an Austrian subsidiary of the Corporation for business development and other services performed by Mr. F. Stronach in Austria. See "Interests of Management and Other Insiders in Certain Transactions" below.

(5) Perquisites and other personal benefits did not exceed the lesser of Cdn.$50,000 and 10% of the total annual salary and bonus for the Named Executive Officers and the Chairman of the Board other than Mr. Nicol who received a benefit in respect of his interest-free housing loan in the principal amount of $800,000.

(6) In fiscal 2001 Intier granted SCo, an associate of Mr. F. Stronach, options to purchase 750,000 Class A Subordinate Voting Shares of Intier as compensation for services to be rendered by SCo to Intier pursuant to a consulting agreement between them. See "Interests of Management and Other Insiders in Certain Transactions" and "Stock Option Plans, Grants and Exercises" below.

(7) This represents options granted by Tesma during fiscal 2000 following review and approval by the outside members of the Tesma board of directors to SCo, an associate of Mr. F. Stronach, to purchase 300,000 Class A Subordinate Voting Shares of Tesma as compensation for services to be rendered by SCo to Tesma

pursuant to a consulting agreement between them. See "Stock Option Plans, Grants and Exercises" below. In fiscal 2000 Mr. F. Stronach also received options to purchase 10,000 Class A Subordinate Voting Shares of Tesma pursuant to the Tesma Incentive Stock Option Plan together with all other non-employee members of the Tesma board of directors and options to purchase 1,000,000 shares of Class A Subordinate Voting Stock of MEC pursuant to the MEC Long-Term Incentive (Stock Option) Plan. See "Stock Option Plans, Grants and Exercises" below.

(8) This amount is not compensation but represents fees paid to SCo by European subsidiaries of the Corporation for business development and consulting services performed by SCo. See "Interests of Management and Other Insiders in Certain Transactions" below.

(9) Mr. Walker resigned as President and Chief Executive Officer of the Corporation on February 21, 2001 to become President and Chief Executive Officer of Intier and subsequently entered into a new employment contract with Intier effective as of that date. The Corporation paid Mr. Walker a lump sum retiring allowance of $11.25 million and transferred an existing life insurance policy on his life to Intier in connection with his resignation. For fiscal 2001 only his compensation reflects his aggregate compensation from the Corporation and Intier.

(10) In fiscal 2001 Mr. Walker received options to purchase 1,000,000 Class A Subordinate Voting Shares of Intier under the Intier Incentive Stock Option Plan following the completion of Intier's initial public offering on August 9, 2001. See "Stock Option Plans, Grants and Exercises" below.

(11) In fiscal 2000 Mr. Walker received options to purchase 10,000 Class A Subordinate Voting Shares of Tesma together with all other non-employee members of the Tesma board of directors pursuant to the Tesma Incentive Stock Option Plan and 10,000 Class A Subordinate Voting Shares of Decoma pursuant to the Decoma Incentive Stock Option Plan together with all of the members of the Decoma board of directors. See "Stock Option Plans, Grants and Exercises" below.

(12) Ms. Stronach became Vice-Chairman and Chief Executive Officer of the Corporation immediately following the resignation of Mr. Walker as President and Chief Executive Officer on February 21, 2001. She became President of the Corporation, in addition to her position as Chief Executive Officer, immediately following the resignation of Mr. Nicol as President and Chief Operating Officer on January 14, 2002.

(13) In fiscal 2001 Ms. Stronach received options to purchase 10,000 Class A Subordinate Voting Shares of Decoma pursuant to the Decoma Incentive Stock Option Plan together with all of the members of the Decoma board of directors and 10,000 Class A Subordinate Voting Shares of Intier pursuant to the Intier Incentive Stock Option Plan together with all other non-employee members of the Intier board of directors. See "Stock Option Plans, Grants and Exercises" below.

(14) Mr. Nicol became President and Chief Operating Officer on February 21, 2001 immediately following Mr. Walker's resignation as President and Chief Executive Officer. He resigned as President and Chief Operating Officer on January 14, 2002 and as an employee on February 14, 2002. The Corporation paid Mr. Nicol a lump sum retiring allowance of $3.0 million, forgave repayment of an outstanding housing loan in the principal amount of $800,000 and amended all outstanding stock option agreements to permit their exercise until the specified expiry date, subject to the existing vesting provisions in connection with his resignation.

(15) In fiscal 2001 Mr. Nicol received options to purchase 60,000 Class A Subordinate Voting Shares of Intier pursuant to the Intier Incentive Stock Option Plan, 10,000 of which were granted to him together with all of the non-employee members of the Intier board of directors. See "Stock Option Plans, Grants and Exercises" below.

(16) In fiscal 2000 Mr. Nicol received options to purchase 10,000 Class A Subordinate Voting Shares of Decoma pursuant to the Decoma Incentive Stock Option Plan together with all other members of the Decoma board of directors and options to purchase 500,000 shares of Class A Subordinate Voting Stock of MEC pursuant to the MEC Long-Term Incentive (Stock Option) Plan. See "Stock Option Plans, Grants and Exercises" below.

(17) Mr. Wolf is employed by European subsidiaries of the Corporation. He became Vice-Chairman and a director of the Corporation on March 8, 1999 and continued in his role as President, Magna Europe. Mr. Wolf resigned as Vice-Chairman of the Corporation and as President, Magna Europe on February 21, 2001 to become President and Chief Executive Officer of the Corporation's new Magna Steyr group. He was reappointed as a Vice-Chairman of the Corporation on January 14, 2002.

(18) In fiscal 2001 Mr. Wolf received options to purchase 50,000 Class A Subordinate Voting Shares of Intier pursuant to the Intier Incentive Stock Option Plan. See "Stock Option Plans, Grants and Exercises" below.

(19) This represents the amount credited to Mr. Wolf's phantom stock account in respect of fiscal 1999, fiscal 2000 and fiscal 2001 in the form of 9,534, 13,137 and 8,463 units respectively of notional Class A Subordinate Voting Shares pursuant to an agreement supplemental to Mr. Wolf's employment contracts. See "Employment Contracts" below.

Stock Option Plans, Grants and Exercises

The Stock Option Plan was originally adopted by the shareholders of the Corporation on December 10, 1987. At the Annual and Special Meeting of Shareholders of the Corporation held on May 18, 2000, the Stock Option Plan was further amended and restated which enabled the Board to provide incentive stock options and stock appreciation rights in respect of Class A Subordinate Voting Shares to consultants as well as to eligible officers and employees of the Corporation and its subsidiaries. These amendments also provided for the grant of options for 5,000 Class A Subordinate Voting Shares of the Corporation to outside directors upon their election as a director of the Corporation as well as upon the completion of every five (5) year period of continuous service. See "Directors' Compensation" below.

The maximum number of shares for which options and stock appreciation rights may be granted under the Stock Option Plan is 6,000,000 Class A Subordinate Voting Shares, subject to certain adjustments. The option price is to be established at the time of the grant, but cannot be less than the closing price of the Class A Subordinate Voting Shares on The Toronto Stock Exchange (the "TSE") or the NYSE on the trading day immediately prior to the date of the grant. Each option is exercisable in such manner as may be determined at the time of the grant, and options granted will be for terms not exceeding 10 years. Under the Stock Option Plan, the Corporation does not provide any financial assistance to participants in order to facilitate the purchase of Class A Subordinate Voting Shares thereunder. As at December 31, 2001 options to purchase an aggregate of 3,160,000 Class A Subordinate Voting Shares at prices ranging from Cdn.$62.75 to Cdn.$96.50 per share were outstanding under the Stock Option Plan. Vesting periods range from 4 to 7 years, with the expiration dates ranging from May 13, 2006 to December 31, 2010.

No stock appreciation rights or options to purchase securities of the Corporation or its subsidiaries were granted to any of the Named Executive Officers or the Chairman of the Board during fiscal 2001, except as disclosed in the following table:

Option Grants During the 2001 Financial Year (1)					
Name	**Number of Securities Under Option (2)**	**% of Total Options Granted to Employees in 2001 Financial Year**	**Exercise or Base Price ($/Share)**	**Market Value of Securities on Date of Grant ($/Share)**	**Expiration Date**
Frank Stronach (3)	nil	Not applicable	Not applicable	Not applicable	Not applicable
Donald Walker(4)	200,000 Magna 1,000,000 Intier (5)	16.56% 39.60%	Cdn.$66.80 Cdn.$21.00	Cdn.$66.80 Cdn.$21.00	December 31, 2010 July 31, 2011
Belinda Stronach	100,000 Magna 10,000 Decoma 10,000 Intier	8.28% 2.47% 0.40%	Cdn.$66.80 Cdn.$10.30 Cdn.$21.00	Cdn.$66.80 Cdn.$10.30 Cdn.$21.00	December 31, 2010 April 15, 2011 July 31, 2011
James Nicol	150,000 Magna 60,000 Intier	12.42% 2.38%	Cdn.$66.80 Cdn.$21.00	Cdn.$66.80 Cdn.$21.00	December 31, 2010 July 31, 2011
Siegfried Wolf	150,000 Magna 50,000 Intier	12.42% 1.98%	Cdn.$66.80 Cdn.$21.00	Cdn.$66.80 Cdn.$21.00	December 31, 2010 July 31, 2011
Vincent J. Galifi	100,000 Magna	8.28%	Cdn.$66.80	Cdn.$66.80	December 31, 2010
Tommy J. Skudutis	25,000 Magna	2.07%	Cdn.$66.80	Cdn.$66.80	December 31, 2010

(1) Class A Subordinate Voting Shares are the only securities of the Corporation for which options have been granted under the Stock Option Plan. In the case of Intier and Decoma, these options are for their respective Class A Subordinate Voting Shares.

(2) The grant of options to the Named Executive Officers for Class A Subordinate Voting Shares of the Corporation were made on January 10, 2001 in respect of services performed in fiscal 2000 at an exercise price equal to the previous trading day's closing price on the TSE and NYSE (in the case of U.S. resident recipients). All of these options are exercisable as to 20% on the date of grant and 20% on each of December 31, 2001, 2002, 2003 and 2004.

(3) Does not include options granted by Intier upon the completion of Intier's initial public offering on August 9, 2001 to SCo, an associate of Mr. F. Stronach, to purchase 750,000 Class A Subordinate Voting Shares of Intier at an exercise price of $13.72 as compensation for services to be rendered by SCo to Intier pursuant to a consulting agreement between them. See "Interests of Management and Other Insiders in Certain Transactions" below.

(4) Mr. Walker resigned as President and Chief Executive Officer of the Corporation on February 21, 2001 to become President and Chief Executive Officer of Intier.

(5) On August 9, 2001 Intier granted Mr. Walker options to purchase 1,000,000 Class A Subordinate Voting Shares of Intier upon the completion of Intier's initial public offering.

The following table provides certain information with respect to options for securities of the Corporation and its subsidiaries exercised by the Named Executive Officers and the Chairman of the Board during fiscal 2001 as well as the fiscal 2001 year end option values of all options for securities of the Corporation and its subsidiaries granted to such persons up to December 31, 2001:

Aggregate Option Exercises During the Financial Year Ended December 31, 2001 and 2001 Financial Year End Option Values (1)						
			Unexercised Options at December 31, 2001		Value of Unexercised *In-the-Money Options at* December 31, 2001 (2)(3)	
Name	Securities Acquired on Exercise	Aggregate Value Realized on Exercise	Exercisable	Unexercisable	Exercisable	Unexercisable
Frank Stronach[4]	200,000	Cdn.$3,610,400	100,000 10,000 Tesma 666,667 MEC	200,000 nil 333,333 MEC	Cdn.$2,610,000 Cdn. $37,900 $416,700	Cdn.$5,220,000 nil $208,300
Donald Walker[5]	Nil	Nil	295,500 10,000 Tesma 10,000 Decoma	239,500 nil nil	Cdn.$6,485,925 Cdn. $37,900 Cdn. $46,000	Cdn.$6,382,575 nil nil
Belinda Stronach[6]	Nil	Nil	72,250 2,000 Decoma	77,750 8,000 Decoma	Cdn.$1,973,300 Cdn. $11,100	Cdn.$2,423,200 Cdn. $44,400
James Nicol[7]	167,000	Cdn.$3,715,600	nil 10,000 Decoma 333,334 MEC	148,000 nil 166,666 MEC	nil Cdn. $46,000 $208,300	Cdn.$4,468,800 nil $104,200
Siegfried Wolf[8]	30,000	Cdn.$1,159,700	137,000	148,000	Cdn.$3,293,700	Cdn.$2,410,800
Vincent J. Galifi	41,150	Cdn.$1,551,300	78,125	88,125	Cdn.$2,180,800	Cdn.$2,803,100
Tommy J. Skudutis	nil	nil	28,000	27,000	Cdn.$812,800	Cdn.$656,200

(1) Class A Subordinate Voting Shares are the only securities of the Corporation for which options have been granted under the Stock Option Plan. In the case of Tesma, Decoma and Intier these options are for their respective Class A Subordinate Voting Shares and in the case of MEC these options are for shares of its Class A Subordinate Voting Stock.

(2) The closing price on December 31, 2001 for Class A Subordinate Voting Shares of the Corporation on the TSE was Cdn.$101.10 and on the NYSE was $63.47.

(3) The closing price on December 31, 2001 for the Class A Subordinate Voting Shares of Tesma on the TSE was Cdn. $29.79, for the Class A Subordinate Voting Shares of Decoma on the TSE was Cdn. $15.85, for the Class A Subordinate Voting Shares of Intier on the TSE was Cdn. $19.50 and for the Class A Subordinate Voting Stock of MEC on NASDAQ was $7.00.

(4) Does not include options granted to SCo, an associate of Mr. F. Stronach, to purchase: 750,000 Class A Subordinate Voting Shares of Intier at an exercise price of $13.72, 250,000 of which are vested and 500,000 of which are unvested, none of which have been exercised and none of which are in-the-money; 750,000 Class A Subordinate Voting Shares of Decoma at an exercise price of Cdn.$13.55, 625,000 of which are vested and have a value at December 31, 2001 of Cdn.$1,437,500 and 125,000 of which are unvested and have a value at December 31, 2001 of Cdn.$287,500, and none of which have been exercised; and 300,000 Class A Subordinate Voting Shares of Tesma at an exercise price of Cdn.$26.45, 100,000 of which are vested and have a value at December 31, 2001 of Cdn.$352,000 and 200,000 of which are unvested and have a value at December 31, 2001 of Cdn.$704,000, and none of which have been exercised. In each case these options were granted in return for consulting services to be rendered by SCo to Intier, Decoma and Tesma respectively under consulting agreements with each of them. See "Interests of Management and Other Insiders in Certain Transactions" below.

(5) Does not include options for 1,000,000 Class A Subordinate Voting Shares of Intier granted by Intier to Mr. Walker as President and Chief Executive Officer of Intier under the Intier Incentive Stock Option Plan at an exercise price of Cdn.$21.00, of which 200,000 are exercisable and 800,000 are unexercisable and none of which are in-the-money.

(6) Does not include options for 10,000 Class A Subordinate Voting Shares of Intier granted by Intier to Ms. Stronach as a director under the Intier Incentive Stock Option Plan at an exercise price of Cdn.$21.00, of which 2,000 are exercisable and 8,000 are unexercisable and none of which are in-the-money.

(7) Does not include options for 60,000 Class A Subordinate Voting Shares of Intier granted by Intier to Mr. Nicol under the Intier Incentive Stock Option Plan at an exercise price of Cdn.$21.00, of which 12,000 are exercisable and 48,000 are unexercisable and none of which are in-the-money.

(8) Does not include options for 50,000 Class A Subordinate Voting Shares of Intier granted by Intier to Mr. Wolf under the Intier Incentive Stock Option Plan at an exercise price of Cdn.$21.00, of which 10,000 are exercisable and 40,000 are unexercisable and none of which are in-the-money.

Pension Plans

None of the executive officers, including the Named Executive Officers and the Chairman of the Board, participate in any Corporation provided pension plans, including the defined benefit Canadian Pension Plan and the Pension Plan for United States employees (the "U.S. Pension Plan"), both of which were implemented effective January 1, 2001, or the Canadian, U.S., U.K. and Austrian Magna Employee Equity Participation and Profit Sharing Plans, of which the Canadian Plan, the U.S. Plan, the Magna International UK Employees' Deferred Profit Sharing Plan (the "UK Plan") and the Magna International Austrian Employees' Share Award Plan (the "Austrian Plan") are a part.

Employment Contracts

Mr. Walker, the Corporation's former President and Chief Executive Officer, was employed by the Corporation pursuant to a written employment contract, which was entered into prior to January 1, 1994 and terminated upon his resignation on February 21, 2001 to become President and Chief Executive Officer of Intier. Concurrent with Mr. Walker's resignation, the Board, on the recommendation of the Human Resources and Compensation Committee, approved certain employment arrangements with Ms. Stronach in her role as Chief Executive Office and Vice-Chairman. The Corporation entered into an employment contract with Mr. Nicol in May 1998 which terminated on February 14, 2002. European subsidiaries of the Corporation entered into employment contracts with Mr. Wolf in March 1999 but effective January 1, 1999. The Corporation also entered into an employment contract with Mr. Skudutis effective January 1, 2001. The employment contracts or arrangements for the Named Executive Officers generally provide for base salaries, annual cash bonuses based on a specified percentage of the Pre-tax Profits before Profit Sharing of the Corporation as defined in the Corporate Constitution, the maintenance of the ownership of a minimum number of Class A Subordinate Voting Shares, confidentiality obligations and non-competition restrictions. Each employment contract provides that employment may be terminated by the Corporation either by giving advance written notice of termination for a minimum time period or by paying a retiring allowance or making a payment in lieu thereof. The maximum total amount potentially payable by the Corporation pursuant to the outstanding contracts for severance is approximately $4.6 million in the aggregate.

Pursuant to an agreement supplemental to Mr. Wolf's employment contracts, in order to retain Mr. Wolf as a long-term employee of the Corporation or its subsidiaries, a European subsidiary of the Corporation created a phantom stock account to which phantom Class A Subordinate Voting Share units are annually credited subsequent to the completion of each financial year of the Corporation for a term commencing January 1, 1999 and ending December 31, 2008. Each annual credit is calculated based on a specified percentage of the Pre-tax Profits before Profit Sharing of the Corporation for each such year divided by the 20 day weighted average closing price of Class A Subordinate Voting Shares on the NYSE during the last 20 trading days in December of such year. Class A Subordinate Voting Share credits to the account are also to be made annually based on the dividends paid by the Corporation during the applicable financial year calculated using the same price formula. 7,978 Class A Subordinate Voting Shares were notionally credited to such account in March 2002 in respect to fiscal 2001 based on a weighted average Class A Subordinate Voting Share price of $63.58 in addition to the aggregate of 22,671 credited in March 2000 and March 2001. This agreement was terminated in March 2002 with effect from December 31, 2001 and a payment of $2,134,148 made to Mr. Wolf based on the weighted average closing price ($68.55) of Class A Subordinate Voting Shares of the Corporation on the NYSE for the 20 trading days preceding the effective date of termination.

No notice or severance payment is required for a termination for just cause or on voluntary resignation under any of the preceding employment contracts, nor are payments required to be made in the event of change of control of the Corporation.

Directors' Compensation

Directors who are not employees of the Corporation were paid during fiscal 2001 an annual retainer fee of $40,000 ($20,000 of which was paid in Class A Subordinate Voting Shares), a fee of $1,500 per meeting for attendance at meetings of the Board and its committees and a fee of $2,000 per day for travel days or any additional services. The Lead Director of the Board received a $25,000 annual retainer fee and outside directors who serve on Committees of the Board received an annual retainer fee of $5,000, with the chairman of the Audit and Human Resources and Compensation Committees receiving an additional $12,000 annual retainer fee and the chairman of the Environmental Committee receiving an additional $7,000 annual retainer fee. Outside directors are required to accumulate commencing January 1, 2000 and then maintain during their term as a director shares of the Corporation having an aggregate value of not less than $75,000. With respect to Mr. F. Stronach, see "Interests of Management and Other Insiders in Certain Transactions" below.

In recognition of past service and to more closely align the interests of "non-management" directors with the Corporation's shareholders and pursuant to the amendments to the Stock Option Plan approved by the shareholders at the Annual and Special Meeting of Shareholders of the Corporation held on May 18, 2000, each of the eight (8) outside directors have been granted options in respect of 5,000 Class A Subordinate Voting Shares. Such options were granted for a term of approximately nine years ending December 31, 2009 at an exercise price of $51.00 (Cdn.$75.00), with 1,000 options vesting on the date of grant and 1,000 on each anniversary of the grant date, subject to accelerated vesting of 1,000 options for each prior year of service as a director of the Corporation. This exercise price exceeded by approximately 20% the TSE closing price on the trading day immediately preceding the date of grant. Each outside director is to receive an additional grant of options for 5,000 Class A Subordinate Voting Shares on the completion of each five (5) year period of continuous service.

Effective January 1, 2000, the Corporation established the Non-Employee Director Share-Based Compensation Plan (the "DSP Plan") which provides for a deferral of up to 100% of an outside director's total annual cash remuneration from the Corporation (including Board and committee retainers, meeting attendance fees, work and travel day payments and written resolution fees), at specified levels elected by each director, until such director ceases to be a director of the Corporation for any reason. The amounts deferred are reflected in deferred share units allocated under the DSP Plan-i.e. notional units whose value reflects the market price of the Corporation's Class A Subordinate Voting Shares at the time that the particular payment(s) to the director would become payable. The value of a deferred share unit will appreciate (or depreciate) with increases (or decreases) in the market price of the Class A Subordinate Voting Shares of the Corporation. The DSP Plan also takes into account any dividends paid on the Class A Subordinate Voting Shares. Under the DSP Plan, when a director leaves the Board, he/she receives (within a prescribed period of time) a cash payment equal to the then value of his/her accrued deferred share units, net of withholding taxes. Currently Messrs. Fike, Randa and Muhr have elected to participate in the DSP Plan.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee of the Board (the "Committee") is comprised of Messrs. W. G. Davis (Chairman), E. C. Lumley and R. R. Richardson, none of whom are employees, officers or former officers of the Corporation or its affiliates. The Committee meets as required to review and make recommendations to the Board on the compensation of, and material contractual matters involving, the Chairman and the Chief Executive Officer and to review recommendations of the Chief Executive Officer regarding compensation for the other executive officers of the Corporation. The Committee also has certain other responsibilities, including the administration of the Stock Option Plan and the Canadian Pension Plan, succession planning and other matters. See "Board of Directors — Board Committees" above.

Report on Executive Compensation

Magna's unique, entrepreneurial corporate culture has evolved since the Corporation's founding approximately four decades ago. Two key elements of this entrepreneurial culture are the emphasis on decentralization, which provides a high degree of autonomy at all levels of operation, as well as the direct participation in profits. Certain aspects of this culture were formalized in 1984 when the Corporation's shareholders adopted the Corporate Constitution as part of the Corporation's Articles. The Corporate Constitution balances the interests of shareholders, employees and management, defines the rights of employees (including management) and investors to participate in the Corporation's profits and growth and reflects certain of the entrepreneurial operational and compensation philosophies developed since Magna's founding which align employee (including management) and shareholder interests. These operational and compensation philosophies and the Corporate Constitution enable Magna to maintain an entrepreneurial environment which encourages productivity, ingenuity and innovation.

It is the Corporation's objective to enable this entrepreneurial culture to continue to flourish, and it therefore intends to continue to apply its long established compensation philosophies, which have been essential to its continued success and its ability to attract, retain and motivate skilled, entrepreneurial employees at all levels of the Magna organization, as well as to maintain the alignment of shareholder and employee interests and create shareholder value.

In order to achieve this objective and consistent with the concepts reflected in the Corporate Constitution, certain managers who have senior operational or corporate responsibilities receive a remuneration package consisting of a base salary (which generally is lower than comparable industry standards) and an annual incentive bonus based on direct profit participation at the operating or corporate level at which such manager is involved. All other eligible Canadian, U.S., U.K. and Austrian employees (other than Tesma and Decoma employees, who participate in their own equity participation and profit sharing plans, MEC employees and those employees who have elected to participate in the Canadian Pension Plan or the U.S. Pension Plan (collectively, the "Pension Plans")) participate in ten per cent (10%) of the Employee Pre-Tax Profits before Profit Sharing of the Corporation under the Magna Employee Equity Participation and Profit Sharing Plans. Canadian and US employees who participate in the Pension Plans, participate in six percent (6%) of the Employee Pre-Tax Profits before Profit Sharing under the Magna Employee Equity Participation and Profit Sharing Plans.

The Committee applies the following criteria in determining or reviewing recommendations for compensation for executive officers:

Base Salaries. Base salaries should be at levels generally below base salaries for comparable positions within a comparator group of North American industrial companies which have global businesses and are not generally increased on an annual basis. Fixed compensation costs are therefore minimized in cyclical or other down periods, with financial rewards coming principally from variable incentive cash compensation and long-term incentive compensation. See "Summary Compensation Table" above.

Incentive Compensation. The amount of direct profit participation and therefore the amount of compensation "at risk" increases with the level of performance and/or responsibility. Due to the variable nature of profit participation, incentive cash compensation is generally reduced in cyclical or other down periods where profits are reduced. As a result, senior management (including executive officers) has an incentive to emphasize consistent growth in profitability over the medium-to long-term to ensure stable levels of annual compensation. Variable incentive cash compensation for fiscal 2001 paid to the Named Executive Officers represents more than 90% of each individual's total cash compensation and reflects the record financial performance of the Corporation and the overall performance of management during fiscal 2001.

Under the Corporate Constitution the aggregate incentive bonuses paid and payable to "Corporate Management" (which includes the Named Executive Officers and other executive officers of the Corporation) in respect of any financial year shall not exceed 6% of the Corporation's Pre-Tax Profits before Profit Sharing for such year.

Long-Term Incentives. Minimum stock ownership has been required of all direct profit participators (including executive officers) for over a decade in order to align their interests with those of shareholders and to encourage the enhancement of shareholder value. Following a review with its external compensation consultants, the Committee in fiscal 1998 recommended to the Board the implementation of an ongoing stock option program involving annual grants under the Stock Option Plan to management and other eligible employees as part of total compensation. The Committee believed that, in addition to the existing mandatory stock maintenance program, such a program would assist in retaining such employees by providing them with an opportunity for capital appreciation and would further align their interests with shareholders. As a result of the implementation of this program, options have generally been granted by the Board on the recommendation of the Committee to members of management and eligible employees in respect of each fiscal year, in each case with not less than a four year vesting period. Options were granted to certain members of management in January 2001 in respect to fiscal 2000 and in January 2002 in respect to fiscal 2001 on the recommendation of the Committee. See "Stock Option Plans, Grants and Exercises" above.

The Corporation generally utilizes written employment contracts with its executive officers to reflect the terms of their employment, including compensation, severance, stock maintenance, confidentiality and non- competition arrangements. Prior to the renewal and/or material amendment of each such contract, the Committee reviews the executive officer's compensation in the context of Magna's historical compensation philosophies and policies, such officer's individual performance and relevant comparators, with the objective of ensuring that such compensation is commensurate with the Corporation's performance, is competitive and is primarily "at risk". As part of its review policy, the

Committee also conducts a bi-annual review of total compensation with its external compensation consultants of compensation for a group of comparator companies as well as its compensation criteria and overall approach to ensure the continued competitiveness of the Corporation's total compensation and effectiveness in achieving its compensation objectives.

Mr. F. Stronach's historical compensation reflects his special position as the Corporation's founder and architect of Magna's unique, entrepreneurial corporate culture. Until February 28, 1994, virtually all of Mr. F. Stronach's compensation had been variable incentive cash compensation and therefore directly reflected the continued financial success of the Corporation. Due to the rapid expansion of Magna's business outside North America, Mr. F. Stronach moved to Europe early in 1994. Mr. F. Stronach, directly and through Stronach & Co ("SCo"), provides business development and consulting services to Magna's European and other affiliates and co-ordinates global strategies. The Committee first reviewed the contractual arrangements referred to in "Interests of Management and Other Insiders in Certain Transactions" during fiscal 1994 and subsequently reviewed the annual fees payable under such arrangements on an annual basis as well as all amendments to the contractual arrangements. During fiscal 2001, the Committee reviewed and recommended to the Board that it extend the term of the original Consulting Agreement, the new Business Development Agreement and the new Consulting Agreement to run for a further twelve months ending December 31, 2001 and reviewed the fees to be paid during the twelve-month period ending December 31, 2001 pursuant to the original Consulting Agreement, the new Business Development Agreement and the new Consulting Agreement. In each case the unrelated members of the Board subsequently approved all such fees and term extensions as being in the best interests of the Corporation. As Chairman, Mr. F. Stronach received a salary of $200,000 in fiscal 2001. See "Summary Compensation Table" above and "Interests of Management and Other Insiders in Certain Transactions" below.

Mr. Walker resigned as President and Chief Executive Officer of the Corporation effective February 21, 2001 and assumed the role of President and Chief Executive Officer of Intier Automotive Inc., a subsidiary of the Corporation, effective as of that date. Prior to that time his annual compensation, long-term compensation awards and other compensation referred to in the Summary Compensation Table reflect the compensation and benefits provided to him under his employment contract which was entered into in fiscal 1993, virtually all of which was variable incentive cash compensation based on a fixed percentage of Pre-tax Profits before Profit Sharing of the Corporation established at that time.

Ms. Stronach's annual compensation, long-term compensation awards and other compensation referred to in the Summary Compensation Table were reviewed by the Committee and recommended to the Board concurrent with Mr. Walker's resignation as President and Chief Executive Officer and her promotion to Chief Executive Officer and Vice-Chairman effective February 21, 2001. As Chief Executive Officer, in addition to a base salary of $110,500, Ms. Stronach participates in the Pre-tax Profits before Profit Sharing of the Corporation for each fiscal year as well as the Stock Option Plan. In January 2001, the Committee recommended the grant to Ms. Stronach of options for 100,000 Class A Subordinate Voting Shares of the Corporation in her position as Vice-Chairman. See "Stock Option Plans, Grants and Exercises" above.

Magna believes that its continued strong, profitable growth positions it for long-term growth in shareholder value, which justifies competitive financial rewards for executive officers which are contingent on the continued profitability of the Corporation.

The foregoing report is submitted by the Human Resources and Compensation Committee of the Board:

William G. Davis (Chairman) Edward C. Lumley Royden R. Richardson

SHAREHOLDER PERFORMANCE REVIEW GRAPH

The following graph compares the total cumulative shareholders' return (including dividends) for Cdn.$100 invested in Class A Subordinate Voting Shares and in Class B Shares on December 31, 1996 with the cumulative total return of the TSE 300 Total Return Index during the five years ended December 31, 1997, 1998, 1999, 2000 and 2001.

Five-Year Cumulative Total Returns
Value of Cdn.$100 Invested on December 31, 1996


Legend
Magna Class A
Magna Class B
TSE 300
200
150
100
50
0
Dec.31/96
Dec.31/97
Dec.31/98
Dec.31/99
Dec.31/00
Dec.31/01

Fiscal or Financial Years	December 31, 1996	December 31, 1997	December 31, 1998	December 31, 1999	December 31, 2000	December 31, 2001
Magna Class A	Cdn.$100.00	Cdn.$119.19	Cdn.$128.62	Cdn.$84.62	Cdn.$91.30	Cdn.$150.58
Magna Class B	100.00	128.48	129.54	104.82	123.67	141.34
TSE 300	100.00	114.98	113.16	149.04	160.08	139.96

The total cumulative shareholders' return for Cdn.$100 invested in the Class A Subordinate Voting Shares was Cdn.$150.58 and in the Class B Shares was Cdn.$141.34, in each case compared to Cdn.$139.96 for the TSE 300 Total Return Index.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers or senior officers of the Corporation or their respective associates were indebted at any time during fiscal 2001 to the Corporation or its subsidiaries in connection with the purchase of securities of the Corporation or its subsidiaries, excluding routine indebtedness and indebtedness that has been entirely repaid. During fiscal 2001, Mr. Gingl, who is currently a director of the Corporation and the President and Chief Executive Officer of Tesma, and a proposed nominee for election as a director of the Corporation, received an unsecured loan from Tesma in the amount of Cdn. $600,000. The loan is due on December 31, 2002 (or earlier in certain circumstances) and bears interest at a rate of 4% per annum. As at the Record Date, the entire principal amount of the loan and accrued interest was outstanding. The aggregate amount of indebtedness as at the Record Date to the Corporation and its subsidiaries incurred other than in connection with the purchase of securities of the Corporation or its subsidiaries, excluding routine indebtedness and indebtedness that has been entirely repaid, was approximately $2.4 million in the case of present and former officers, directors and employees of the Corporation and its subsidiaries.

INTERESTS OF MANAGEMENT AND OTHER INSIDERS IN CERTAIN TRANSACTIONS

Two trusts (the "Trusts") make purchases of Class A Subordinate Voting Shares and Class B Shares from time to time for transfer to the Canadian Plan, the U.S. Plan, the U.K. Plan and the Austrian Plan, for transfer to employees in payment of bonuses or for sale to employees. During fiscal 2001, the Trusts borrowed up to $50.9 million interest-free from the Corporation to facilitate the purchase during the year of Class A Subordinate Voting Shares, principally for transfer to the Canadian Plan, the U.S. Plan, the U.K. Plan and the Austrian Plan. This indebtedness was $32.6 million at December 31, 2001.

Under a Consulting Agreement dated August 1, 1994 between Magna Investments S.A., a Belgian corporation and a direct subsidiary of the Corporation, and SCo, an associate of Mr. F. Stronach, SCo is to provide certain consulting services to the subsidiaries and affiliates of Magna Investments S.A. located in Europe, for an annual fee payable quarterly in advance. As a result of a reorganization of the Corporation's subsidiaries in Europe, this Consulting Agreement was assigned to New Magna Investments S.A. ("Magna Belgium") effective July 26, 2001. The Consulting Agreement had an original contract term of five years expiring July 31, 1999, with annual fees to be mutually agreed upon for each twelve month contract period. During fiscal 1999 the contract term of this Consulting Agreement was extended from July 31, 1999 to July 31, 2000, was further extended during fiscal 2000 for an additional five months from July 31, 2000 to December 31, 2000 and was further extended during fiscal 2001 for an additional twelve months from December 31, 2000 to December 31, 2001 for an annual fee of $17.0 million for the contract period January 1, 2001 to December 31, 2001. In March 2002 the contract term of this Consulting Agreement was further extended from December 31, 2001 to December 31, 2002 for an annual fee of $19.5 million for the contract period January 1, 2002 to December 31, 2002.

Effective August 1, 1997 Magna Investments S.A. and SCo entered into a Business Development Agreement under which SCo is to provide business development services on behalf of Magna Investments S.A. to certain of its European affiliates which have contracted with Magna Investments S.A. to develop business opportunities and provide certain other services on a global basis to achieve the global business development plan of each such Magna affiliate, for an annual fee payable quarterly in arrears. As a result of a reorganization of the Corporation's subsidiaries in Europe, this Business Development Agreement was assigned to Magna Belgium effective July 26, 2001. The Business Development Agreement is for a contract term of five years ending July 31, 2002, but is terminable prior to that time by either party giving not less than 120 days written notice of termination prior to the commencement of each twelve month contract period. Annual fees are to be mutually agreed upon for each twelve (12) month contract period. The Business Development Agreement was amended during fiscal 2000 to change the contract periods to run for twelve months from January 1 to December 31 of each year during the contract term commencing January 1, 2001 and in fiscal 2001 an annual fee of $14.5 million for the contract period January 1, 2001 to December 31, 2001 was agreed upon. In March 2002 the contract term of the Business Development Agreement was extended for an additional five months from July 31, 2002 to December 31, 2002 for an annual fee of $12.0 million for the contract period January 1, 2002 to December 31, 2002.

Effective August 1, 1997 Magna Holding AG and Mr. F. Stronach, the Chairman of the Corporation, entered into a Consulting Agreement under which Mr. F. Stronach is to provide business development and other services to certain of Magna Holding AG's subsidiaries in Austria, for an annual fee payable quarterly in arrears. As a result of a reorganization of the Corporation's subsidiaries in Europe, this Consulting Agreement was assigned to Magna Europa AG effective August 1, 1998. Magna Europa AG was subsequently transformed into Magna Steyr AG & Co. KG in fiscal 2001. This Consulting Agreement is for a contract term of five years ending July 31, 2002, but is terminable prior to that time by either party giving not less than 120 days written notice of termination prior to the commencement of each twelve month contract period. Annual fees are to be mutually agreed upon for each contract period. The Consulting Agreement was amended during fiscal 2000 to change the contract periods to run for twelve months from January 1 to December 31 of each year during the contract term commencing January 1, 2001 and in fiscal 2001 an annual fee of $1.5 million for the contract period January 1, 2001 to December 31, 2001 was agreed upon. In March 2002 the contract term of this Consulting Agreement was extended for an additional five months from July 31, 2002 to December 31, 2002 for an annual fee of $1.5 million for the contract period January 1, 2002 to December 31, 2002.

The terms and conditions of each of the three contracts described above, including the fees to be paid during fiscal 2001 and fiscal 2002, were reviewed by the Human Resources and Compensation Committee and approved by the independent "outside" directors on the Board as being in the best interests of the Corporation. In addition, the Committee determined not to terminate the Business Development Agreement and the Austrian Consulting Agreement, both of which will now continue in force until December 31, 2002.

Effective August 9, 2001, Intier entered into a four year consulting services agreement with SCo pursuant to which Intier secured consulting services from SCo for the benefit of Intier in Europe and other global markets outside of North America, in consideration of the grant of options to acquire 750,000 Class A Subordinate Voting Shares of Intier under Intier's Incentive Stock Option Plan at an exercise price of $13.72 per share, with such options vesting as to 250,000 on August 9, 2001 and as to 125,000 on each of August 8, 2002, 2003, 2004 and 2005. The Consulting Agreement and related share option compensation was reviewed and approved by the independent "outside" members of the Magna Board following review by and positive recommendation of the Human Resources and Compensation Committee on July 5, 2001, but with effect only upon the completion of the Intier initial public offering, which was subsequently completed on August 9, 2001.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Magna has adopted certain structures and procedures, in addition to its Corporate Constitution, to ensure that effective corporate governance practices are followed and the Board functions independently of management. The following describes Magna's approach to corporate governance with specific reference to each of the fourteen (14) non-compulsory Guidelines for effective corporate governance referenced in Sections 472 to 474 of The Toronto Stock Exchange Company Manual (the "Guidelines") as well as to Magna's Corporate Constitution which reflects the Corporation's historical commitment to effective corporate governance practices.

Magna's Corporate Constitution

The adoption by Magna's shareholders in 1984 of the Corporate Constitution represented the formalization of Magna's corporate governance practices which had evolved over many years. During the period prior to 1984, certain specific policies were developed, described in each Annual Report to Shareholders and applied by the Board and management. These policies attempt to strike a balance between the Corporation's stakeholders — its employees, managers and investors — by describing their respective rights and, in the case of management, imposing certain responsibilities or disciplines. The specific inclusion of such policies in a Corporate Constitution, which has formed part of the Corporation's governing charter documents (its Articles) and is therefore subject to enforcement by any shareholder, was (and continues to be) unprecedented to the Corporation's knowledge.

The policies reflected in the Corporate Constitution, which define the rights of the stakeholders to participate in the Corporation's profits and growth while at the same time subjecting management to certain disciplines, include the following:

(1) A majority of the members of the Corporation's Board must be individuals who are not "officers or employees of the Corporation or any of its affiliates or related to such officers or employees".

(2) Shareholders are entitled to certain minimum annual dividend distributions i.e. not less than 20% of the Corporation's after-tax profits on average over a rolling three financial year basis (the "Dividend Policy").

(3) Class A Subordinate Voting shareholders may directly elect two directors if a 4% return on capital is not achieved on average over a rolling two financial year basis or the dividends required under the Dividend Policy are not distributed.

(4) Class A Subordinate Voting and Class B shareholders, with each class voting separately, will have the right to approve any investment by the Corporation in an unrelated business in the event such investment together with all other investments in unrelated businesses exceeds 20 percent of Magna's equity (the "Investment Policy").

(5) Certain specific distributions of pre-tax profits relating to employee profit participation (10%), to the support of social objectives (maximum 2%) and to research and development (minimum 7%) are required (the "Distribution Policy").

A description of each of the foregoing policies is contained in the Annual Report to Shareholders as well as the Corporation's Annual Information Form. These policies represent another aspect of Magna's unique, entrepreneurial corporate culture, in addition to the operational and compensation philosophies described in the Human Resources and Compensation Committee's Report on Executive Compensation (see "Compensation of Directors and Executive Officers — Report on Executive Compensation" above) as well as the Employee Charter of Rights.

Constitution of the Board and its Committees

The Board currently consists of thirteen (13) members. Magna has historically maintained a functional Board of between nine (9) and fourteen (14) in order to facilitate effective and efficient decision making as contemplated by Guideline (7). While there are no specific criteria for Board members, Magna attempts to maintain a diversity of personal experience, particularly amongst the "outside" directors. See "Board of Directors" above.

A majority of the current Board members (Messrs. Davis, Lumley, Muhr, Randa, Resnick, Richardson and Vranitzky) are viewed by Magna as "unrelated directors" within the meaning of Guideline (2) as they are "free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding", and have no interests in or relationship to a significant shareholder. While the investment banking firm employing Mr. Lumley performs underwriting services for the Corporation and its public subsidiaries from time to time, these assignments are made on a competitive basis and approved by the Board (such individual having declared his interest and not voted) or by the board of directors of the relevant public subsidiary. While Torys, to which Mr. Davis is counsel, provides legal services from year to year to the Board and its committees and to certain of the Corporation's public subsidiaries, the amount or dollar value of such services are not significant or material either to Torys or to Magna when compared to the overall amount or dollar value of legal services provided to Magna and its subsidiaries in any period. These relationships and/or services are neither "material" to the Corporation nor do they interfere with or compromise such directors' "ability to act with a view to the best interests of the Corporation". Magna accordingly believes all seven (7) directors are "unrelated" within the meaning of Guidelines (2) and (3). The other six (6) Board members are related, Ms. Stronach being a member of management, Messrs. Gingl, Walker (who is not standing for re-election as a director of the Corporation), Wolf and Fike being present or former officers and members of management and Mr. F. Stronach and Ms. Stronach being both officers of the Corporation and trustees of and therefore related to the Stronach Trust. The Stronach Trust is a significant shareholder by virtue of its voting control of the Corporation through its Class B shareholdings. See "Voting Securities and Their Principal Holders" above. None of the seven (7) "unrelated" directors have interests in or relationships with the Stronach Trust and Magna therefore believes that the Board's composition appropriately reflects the investment in the Corporation by its shareholders other than the Stronach Trust.

Magna has established a number of Board committees in order to permit the Board to delegate as well as share responsibility amongst the directors and to devote the necessary expertise and resources to a particular area. These committees include an Audit Committee, a Human Resources and Compensation Committee and an Environmental Committee. All of the members of these committees currently consist solely of "outside" and "unrelated" directors as recommended by Guideline (9). Ad hoc Board committees, including special committees, have also been established from time to time to carry out a specific function delegated by the Board. Each committee, particularly the Audit Committee, has a specifically defined mandate and responsibilities which have been established by the Board as recommended by Guideline (13). See "Board of Directors — Board Committees" above for a description of the Committee mandates and their membership. While Magna has not established a Nomination Committee and/or a Corporate Governance Committee as recommended by Guidelines (4) and (10), the Corporation believes that the nomination of directors (within the requirements established by the Corporate Constitution) and other issues normally considered by these committees can be effectively dealt with by the "unrelated" or "outside" directors on the Board due to its relatively small size, by the Audit Committee or Human Resources and Compensation Committee which are composed entirely of "outside" directors, all of whom are "unrelated", or by the Lead Director.

Magna ensures that new Board recruits are provided with a basic understanding of its business to assist them in contributing effectively from the commencement of their election by the Board and/or shareholders as recommended by Guideline (6). This includes an orientation manual as well as the opportunity for each new member to meet with senior management and operational personnel and to visit the Corporation's manufacturing and other facilities. Following their election, Board members routinely accept standing invitations to visit operational facilities and engage in discussions with individual corporate or operational managers. Magna does not, at the current time, have a formal process for assessing the effectiveness of the Board as a whole, its committees or the contributions of individual directors as recommended by Guideline (5).

Functioning and Independence of the Board

Guidelines (11) and (12) also discuss other issues which arise out of the relationship between the Board and management, including a recommendation that the limits of management's responsibilities be defined and that structures and procedures be put in place to ensure the Board can function independently of management. As noted above, the primary legal mechanism implemented by the Corporation to ensure Board independence from management is the "outside" director requirement in the Corporate Constitution and the existence of a majority of what the Corporation believes are "unrelated" directors. The Board has no formal policy or "position description" setting out which specific matters must be brought by the Chief Executive Officer and management to the Board for approval; however there is a clear understanding between management and the Board through historical Board practice and accepted legal practice that all transactions or other matters of a material nature must be presented by management for approval by the Board. As previously indicated, each committee does have a formal written mandate outlining such committee's responsibilities and its obligation to report its recommendations to the Board. Subject to those powers which it has specifically delegated, the Board retains residual authority.

Mr. F. Stronach has been the Chairman of the Board since 1971 reflecting his position as the founder of a predecessor of the Corporation in 1957. While a trustee of the Stronach Trust and therefore related to the controlling shareholder, he is technically a non-executive chairman; however, the Corporation does not consider him as such due to the foregoing relationship and his relationship with Stronach & Co. See "Interests of Management and Other Insiders in Certain Transactions" above. Effective August 1, 1996, Mr. W. G. Davis was appointed as the Lead Director of the Board. The Lead Director's duties include representing the Corporation's "outside" and "unrelated" directors in discussions with senior management on corporate governance issues and related matters as contemplated by Guideline (12). See "Board of Directors — Board" above. In addition, the Corporation believes that its current Board size facilitates direct and immediate communication between "unrelated" directors and management and permits individual directors to directly involve themselves in specific matters where their personal inclination or experience will assist the Board as a whole and management in dealing with a specific issue.

The Board has not developed a formal position description or mandate for the Chief Executive Officer nor specific written corporate objectives which the Chief Executive Officer is responsible for meeting as recommended by Guideline (11); however, there is regular discussion between the Board, the Human Resources and Compensation Committee, the Lead Director, the Chairman and the Chief Executive Officer with respect to the performance of the Chief Executive Officer and senior management in achieving the Corporation's strategic objectives as jointly determined by the Board and management. The Human Resources and Compensation Committee also considers the performance of the Chief Executive Officer in reviewing any changes to the Chief Executive Officer's employment terms and compensation and generally reviews the performance of other senior managers with the Chief Executive Officer during each financial year. See "Compensation of Directors and Executive Officers — Report on Executive Compensation" above.

In the past, members of the Board as well as committees of the Board have met independently of management when considered necessary as recommended by Guideline (12). Committees are empowered to and have previously engaged outside advisors at the expense of the Corporation as has the Lead Director as recommended by Guideline (14); however, no situation has arisen to date in which an individual director (other than the Lead Director) or committee member has expressed an interest in retaining, or has actually retained, an outside advisor at the expense of the Corporation. The Board would consider each such request on its merits at the time such request was made.

Directors who are not employees of the Corporation are currently paid certain annual retainer and per meeting fees. Magna reviews the form and adequacy of these compensation levels every two years relative to comparator companies of similar size and global presence, both within and outside the automotive industry, in order to ascertain the appropriate level of compensation which realistically reflects the responsibilities and risks involved in serving as a Board member as recommended by Guideline (8). As a result of a review of such compensation, the Corporation increased the amount of compensation payable to its outside directors effective January 1, 2000 based on the recommendations of management and "inside" directors and the Corporation's shareholders approved the grant of options to "outside" directors at the Annual and Special Meeting of Shareholders of the Corporation on May 18, 2000. The bi-annual review of directors compensation is currently underway. See "Compensation of Directors and Executive Officers — Directors' Compensation" above.

Responsibilities of the Board

Guideline (1) of the Guidelines emphasizes the "stewardship" responsibilities of a board to oversee the conduct of the business and to supervise management (which is responsible for the day-to-day conduct of the business) and specifically identifies the following five matters which are considered as the principal responsibilities to be discharged by a board. These matters are in addition to the Board's legal obligations under the Business Corporations Act (Ontario). See "Board of Directors — Board" above.

Adoption of a Strategic Planning Process. The Corporation for many years has had a strategic planning process which directly involves the Board. Prior to the commencement of, or in the first month of, each financial year, the Board participates in a meeting with management devoted solely to strategic planning in which future trends and risks in the automotive industry over a three to seven year horizon are jointly identified. Specific product strategies and three-year business plans at both the corporate and group level are presented by corporate and group management for discussion. Capital expenditure projections for the following financial year are reviewed and a budget approved at the conclusion of the meeting. Updates on industry trends, product strategies, new product developments, major new business, capital expenditures and specific problem areas/action plans are presented by management and discussed as part of a management report at each regular quarterly Board meeting.

Identification of and Managing Principal Risks. By means of both the annual strategic planning meeting and quarterly updates by management, the Board identifies and reviews with management the principal business risks and receives reports of management's assessment of and proposed responses to those risks as they develop in order to ensure that all risks are being appropriately managed. For example the Board and management developed a corporate strategy to significantly expand its operations outside the United States and Canada commencing in fiscal 1994 in response to the historical cyclicality of the North American auto industry and the continued trend to the development of global automotive markets. More recently, following the recommendation of a special committee, the Board approved the creation of two new global groups, Magna Interiors (now called Intier Automotive Inc.) and Magna Steyr, in order to meet the global requirements of the Corporation's OEM customers, approved the spinoff of Intier as a separate public company in August 2001 and reviewed and approved the previously proposed merger of the Magna Steyr Group with Tesma. In addition, both the Audit Committee and the Environmental Committee play a role in identifying and implementing monitoring and other systems to deal with the risks which fall within their respective mandates.

Succession Planning, Including Appointing, Training and Monitoring Senior Management. Magna's long-established policy of profit-based compensation has continued to be implemented by the Human Resources and Compensation Committee at the corporate level in order to attract, retain and motivate skilled and entrepreneurial management and employees and to ensure that management performance (as measured by the Corporation's profitability) bears a direct relationship to their level of compensation. See

"Compensation of Directors and Executive Officers — Report on Executive Compensation" above. Through its review of all officer appointments, particularly that of the Chief Executive Officer, the Board and the Committee is involved in management succession and manpower planning issues. The Chief Executive Officer reviews management succession and development with the Committee as part of the annual compensation review process, both of which remain key objectives for fiscal 2002. While the responsibility for direct training has traditionally been left to senior management, the Board satisfies itself that the necessary levels of skill and experience exist when reviewing and making appointments.

Communications Policy. The Board has ensured that a program is in place to effectively communicate with the Corporation's stakeholders, including shareholders, employees and the general public. The Corporation's investor communications personnel are responsible for responding to all shareholder communications and for the operation of Magna's investor communications program. This program includes quarterly open conference calls/webcasts to present the financial results for each quarter as well as the complete financial year, industry analyst meetings and meetings with institutional shareholders. Extensive presentations are made at each Annual Shareholders Meeting which explain the Corporation's business results for the prior financial year and business objectives and strategies for the future. Management reports quarterly to the Board on the financial markets and major shareholder activity. The Board reviews and approves all material investor communications, including press releases involving the dissemination of quarterly financial information and all material regulatory disclosure documents. The Board and management also place great emphasis on the Corporation's employee communications program, which is administered by Magna's Employee Relations Department, particularly the management of its unique Employee Charter of Rights. This program includes monthly employee communications meetings, the publication of a monthly news letter (Magna People) and an employee annual report as well as the maintenance of an employee hot line and divisional fairness committees to directly address individual employee concerns.

Integrity of Internal Control and Management Information Systems. The Board, through the Audit and Environmental Committees, has ensured that effective systems are in place to monitor the integrity of the Corporation's internal control and management information systems in their delegated areas. Both the Audit Committee and Environmental Committee meet quarterly prior to each quarterly Board meeting. See "Board of Directors — Board Committees" above for a description of Committee mandates and membership.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

During fiscal 2001 the Corporation renewed for a three year period commencing August 1, 2001 through July 31, 2004, an insurance policy which currently provides, amongst other coverages, for executive liability of up to $255 million (per occurrence and in the aggregate for all claims made during the policy period) for officers and directors of the Corporation and its subsidiaries, subject to a $250,000 aggregate deductible for executive indemnification. This policy does not provide coverage for losses arising from the breach of fiduciary responsibilities under statutory or common law or from violations of or the enforcement of pollutant laws and regulations. The premium payable in respect of the policy year August 1, 2001 to July 31, 2002 for the executive indemnification portion of this insurance policy was approximately Cdn.$648,200.

RE-APPOINTMENT OF AUDITOR

At the Meeting the shareholders will be asked to re-appoint Ernst & Young LLP as the Auditor of the Corporation, and management, the Audit Committee and the Board recommend that the shareholders do so. Ernst & Young LLP has been the Auditor of the Corporation since February 27, 1969. The persons named in the accompanying form(s) of proxy will, in the case of a ballot and in the absence of specifications or instructions to abstain from voting on the form of proxy, vote for the re-appointment of Ernst & Young LLP as the Auditor of the Corporation to hold office until the next annual meeting of shareholders of the Corporation and to authorize the directors to fix the Auditor's remuneration.

Representatives of Ernst & Young LLP are expected to attend the Meeting, will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.



CLASS B SHARES

PROXY

THIS PROXY IS SOLICITED BY AND ON BEHALF OF THE MANAGEMENT OF THE CORPORATION

The undersigned shareholder of Magna International Inc. (the "Corporation") hereby appoints Frank Stronach, or failing him Belinda Stronach, or failing her Brian Colburn, or instead of any of them

....

as the proxyholder of the undersigned, with full power of substitution, in respect of all the Class B Shares of the Corporation held by the undersigned, to attend at, and to act and vote on behalf of the undersigned in respect of all matters that may come before, **the Annual Meeting of the Shareholders of the Corporation on May 9, 2002** and any and all adjournments or postponements thereof, and, without limiting the general authority conferred by this proxy, the undersigned hereby specifically directs such proxyholder as follows:

(a) To vote **FOR** ☐ or **ABSTAIN** ☐ in respect of the election of William G. Davis, William H. Fike, Manfred Gingl, Edward C. Lumley, Karlheinz Muhr, Gerhard Randa, Donald Resnick, Royden R. Richardson, Belinda Stronach, Frank Stronach, Franz Vranitzky and Siegfried Wolf as directors (to withhold your vote from any individual nominee strike a line through the nominee's name),

(b) To vote **FOR** ☐ or **ABSTAIN** ☐ in respect of the re-appointment of the Auditor, and

(c) To vote **FOR** ☐ or **ABSTAIN** ☐ from authorizing the directors to fix the Auditor's remuneration.

This proxy confers discretionary authority to vote on amendments or variations to the matters identified in the Notice of Annual Meeting of Shareholders and on all other business or matters as may properly come before the meeting or any adjournments or postponements thereof.

The proxyholder will vote FOR the election of the management nominees for the office of director, FOR the re-appointment of Ernst & Young LLP as the Auditor of the Corporation and FOR authorizing the directors to fix the Auditor's remuneration, where a choice for each such matter is not specified in this proxy.

The undersigned confirms the express wish that this document and the documents relating hereto including the Management Information Circular/Proxy Statement be in English only. Le soussigné confirme sa volonté expresse que ce document et les documents se rattachant à la présente, y compris la circulaire d'information et de procuration de la direction soient rédigés en anglais seulement.

The undersigned hereby revokes any proxy previously given.

Date 2002

Signature . . . .

NOTES:

1. This proxy must be signed by the shareholder or his attorney duly authorized in writing.
2. If the shareholder is a corporation, this proxy must be executed by an officer or attorney thereof duly authorized in writing.
3. Please date this proxy. If not dated, it shall be deemed to be dated the day on which it is mailed.
4. **A shareholder has the right to appoint a person to attend and to act for him on his behalf at the meeting other than the management nominees named above.** Such right may be exercised by striking out the names of Mr. Frank Stronach, Ms. Belinda Stronach and Mr. Brian Colburn and inserting in the space provided the name of the person to be appointed, who need not be a shareholder of the Corporation, or by completing another proper form of proxy.

If your address as shown is incorrect please give your correct address when returning this proxy.



Magna International Inc.

337 Magna Drive
Aurora, Ontario, Canada L4G 7K1
Tel: (905) 726-2462
Fax: (905) 726-7173

NOTICE TO NON-REGISTERED SHAREHOLDERS

RE: INTERIM MAILINGS

Magna International Inc. ("Magna") maintains a Supplemental Mailing List which includes the names of certain shareholders each of whose shares are registered in the name of a broker, bank or other intermediary rather than in the shareholder's own name. Magna mails interim financial material (e.g., quarterly reports) directly to such non-registered shareholders on the Supplemental Mailing List. This list is in addition to, and separate from, the Registered Shareholder Mailing List maintained by Magna's Registrar and Transfer Agent.

If you are a non-registered shareholder and wish to be added to our Supplemental Mailing List so as to receive interim financial material (e.g. quarterly reports), please detach and return the reply section of this notice with your completed proxy.

Registered shareholders will continue to receive interim mailings and need not reply.

For further information, please contact:

Ms. Yvonne Baillargeon-Klugmann
Office of the Corporate Secretary
Magna International Inc.
337 Magna Drive
Aurora, Ontario, Canada L4G 7K1
Telefax: (905) 726-7173

Materials can be obtained through our website http://www.magna.com at any time.

PLEASE COMPLETE AND DETACH THE FORM BELOW

— —

CUSIP #559222-40-1 April 4, 2002

To receive interim financial reports of Magna International Inc., please PRINT *your name and address in the space below and return this reply section of the notice with your completed proxy. Please note that interim reports and annual reports are available on our website.*

NAME OF NON-REGISTERED SHAREHOLDER ______________________________

MAILING ADDRESS ______________________________

____
Postal Code/Zip Code

SIGNATURE ______________________________

Exhibit 2

ASSURANCE AND ADVISORY BUSINESS SERVICES

ASSURANCE SERVICES

Consolidated Financial Statements

Magna International Inc.

December 31, 2001


ERNST & YOUNG

ERNST & YOUNG LLP

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in U.S. dollars following Canadian generally accepted accounting principles ["Canadian GAAP"], which are in conformity, in all material respects, with United States generally accepted accounting principles ["U.S. GAAP"], except as described in note 24 to the consolidated financial statements.

Principles of consolidation

The consolidated financial statements include the accounts of Magna International Inc. and its subsidiaries [collectively "Magna" or the "Company"], some of which have a minority interest. The Company accounts for its interests in jointly controlled entities using the proportionate consolidation method. All significant intercompany balances and transactions have been eliminated.

Foreign currency translation

Assets and liabilities of the Company's operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at the year end and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company's net equity investment in these operations are deferred as a separate component of shareholders' equity.

The appropriate amounts of exchange gains or losses accumulated in the separate component of shareholders' equity are reflected in income when there is a reduction in the Company's net investment in the operations that gave rise to such exchange gains and losses.

Foreign exchange gains and losses on transactions occurring in a currency other than an operation's functional currency are reflected in income except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies. Gains and losses on these contracts are accounted for as a component of the related hedged transaction. Gains and losses on translation of foreign currency long-term monetary liabilities are deferred and amortized over the period to maturity.

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition.

Inventories

Inventories are valued at the lower of cost and net realizable value, with cost being determined substantially on a first-in, first-out basis. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.



SIGNIFICANT ACCOUNTING POLICIES

Investments

The Company accounts for its investments in which it has significant influence on the equity basis. Investments also include interest bearing marketable securities intended to be held to maturity and are recorded at amortized cost.

Fixed assets

Fixed assets are recorded at historical cost which includes acquisition and development costs. Development costs include direct construction costs, interest capitalized on construction in progress and land under development and indirect costs wholly attributable to development.

Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets at annual rates of 2 1/2% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 30% for special purpose equipment.

Costs incurred in establishing new facilities which require substantial time to reach commercial production capability are expensed as incurred.

Goodwill

Goodwill represents the excess of the purchase price of the Company's interest in subsidiary companies over the fair value of the underlying net identifiable assets arising on acquisitions. Goodwill is generally amortized over 20 years and in all cases amortization does not exceed 40 years. The Company reviews the valuation and amortization periods of goodwill whenever events or changes in circumstances warrant such a review. In doing so, the Company evaluates whether there has been a permanent impairment in the value of unamortized goodwill based on the estimated undiscounted cash flows of each business to which the goodwill relates.

Other assets

Other assets include racing licenses. Racing licenses are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over 20 years.

Other assets also include long-term receivables. The long-term receivables represent the recognized sales value of design and engineering services provided to customers under certain long-term contracts. The receivables will be paid in fixed amounts per vehicle forecasted to be assembled over the period from 2003 to 2010. In the event that actual assembly volumes are less than those forecasted a reimbursement for any shortfall will be made annually. The fixed receivable amount per vehicle will include an interest component for extended payment terms that will be accrued over time between the beginning of the production period and the collection date.

SIGNIFICANT ACCOUNTING POLICIES

Employee benefit plans

The cost of providing benefits through defined benefit pensions, lump sum termination and long service payment arrangements, and post-retirement benefits other than pensions is actuarially determined and recognized in income using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. Differences arising from plan amendments, changes in assumptions and experience gains and losses are recognized in income over the expected average remaining service life of employees. Plan assets are valued at fair value. The cost of providing benefits through defined contribution pension plans is charged to income in the period in respect of which contributions become payable.

Subordinated debentures

The Company's subordinated debentures are recorded in part as debt and in part as shareholders' equity.

The debt component consists of the present value of the future interest payments on the subordinated debentures to maturity and is presented as debentures' interest obligation. Interest on the debt component is accrued over time and recognized as a charge against income.

The equity component includes the present value of the principal amount of the subordinated debentures which can be satisfied by issuing Class A Subordinate Voting Shares of the Company at the option of the Company. This amount will be accreted to the face value of the subordinated debentures over the term to maturity through periodic charges, net of income taxes, to retained earnings.

In addition, in the case of the convertible subordinated debentures, the equity component also includes the value of the holders' option to convert the convertible subordinated debentures into Class A Subordinate Voting Shares of the Company. The holders' conversion options are valued using a residual value approach.

Each of the above equity components are included in other paid-in capital in shareholders' equity except for the equity component of subordinated debentures issued by the Company's subsidiaries. The equity component of subsidiary subordinated debentures is included in minority interest.

Preferred Securities

Preferred Securities are included in shareholders' equity and financing charges, net of income taxes, on the Preferred Securities are accrued over time and charged directly to retained earnings.

SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

Revenue from the sale of manufactured products is recognized when the price is fixed or determinable, collectability is reasonably assured and upon shipment to [or receipt by customers depending on contractual terms], and acceptance by, customers.

Revenues from separately priced engineering service and tooling contracts are recognized on a percentage of completion basis. In addition, revenues are recognized on a percentage of completion basis in respect of design and engineering services provided to customers under certain long-term contracts where a fixed amount per vehicle assembled is paid over a predefined period [see "Other assets" under "Significant Accounting Policies"].

Revenue and cost of sales are presented on a gross basis in the consolidated statements of income when the Company is acting as principal and is subject to significant risks and rewards of the business. Otherwise, components of revenues and related costs are presented on a net basis.

Preproduction costs related to long-term supply agreements

Costs incurred [net of customer subsidies] related to design and engineering, which are reimbursed as part of subsequent related parts production piece price amounts, are expensed as incurred unless a contractual guarantee for reimbursement exists.

Costs incurred [net of customer subsidies] related to design and development costs for moulds, dies and other tools that the Company does not own [and that will be used in, and reimbursed as part of the piece price amount for, subsequent related parts production] are expensed as incurred unless the supply agreement provides a contractual guarantee for reimbursement or the non-cancelable right to use the moulds, dies and other tools during the supply agreement.

Government financing

The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions in which the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants and tax credits relating to current operating expenditures are generally recorded as a reduction of expense at the time the eligible expenses are incurred. In the case of certain foreign subsidiaries, the Company receives tax super allowances, which are accounted for as a reduction of income tax expense. The Company also receives loans which are recorded as liabilities in amounts equal to the cash received.

Research and development

The Company carries on various applied research and development programs, certain of which are partially or fully funded by governments or by customers of the Company. Funding received is accounted for using the cost reduction approach. Research costs are expensed as incurred and development costs which meet certain criteria where future benefit is reasonably certain are deferred to the extent of their estimated recovery.



SIGNIFICANT ACCOUNTING POLICIES

Income taxes

The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Stock-based compensation

No compensation expense is recognized for stock options granted under the Company's Incentive Stock Option Plan. Consideration paid on the exercise of stock options is credited to capital stock.

Earnings per Class A Subordinate Voting or Class B Share

Basic earnings per Class A Subordinate Voting or Class B Share are calculated on net income less financing charges on Preferred Securities and other paid-in capital, and the foreign exchange loss on the redemption of the 5% Convertible Subordinated Debentures *[see note 6]* using the weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the year.

Fully diluted earnings per Class A Subordinate Voting or Class B Share are calculated on the weighted average number of Class A Subordinate Voting and Class B Shares that would have been outstanding during the year had all the convertible subordinated debentures been exercised or converted into Class A Subordinate Voting Shares at the beginning of the year, or date of issuance, if later. In addition, the weighted average number of Class A Subordinate Voting and Class B Shares used to determine diluted earnings per share includes an adjustment for stock options outstanding using the treasury stock method. Under the treasury stock method:

- the exercise of options is assumed to be at the beginning of the period [or at the time of issuance, if later];
- the proceeds from the exercise of options are assumed to be used to purchase Class A Subordinate Voting Shares at the average market price during the period; and
- the incremental number of Class A Subordinate Voting Shares [the difference between the number of shares assumed issued and the number of shares assumed purchased] are included in the denominator of the diluted earnings per share computation.

Use of estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the amounts reported and disclosed in the consolidated financial statements. Actual results could differ from those estimates.

Magna International Inc.

CONSOLIDATED STATEMENTS OF INCOME

[U.S. dollars in millions]

	Note	Years ended December 31, 2001	2000	1999
			[restated - note 2]	
Sales				
Automotive		**$ 10,507**	$ 10,099	$ 9,260
Magna Entertainment Corp.		**519**	414	187
		11,026	10,513	9,447
Automotive costs and expenses				
Cost of goods sold		**8,588**	8,264	7,659
Depreciation and amortization		**399**	372	332
Selling, general and administrative		**685**	655	607
Interest expense, net	14	**2**	13	16
Equity income		**(16)**	(14)	(17)
Magna Entertainment Corp. costs and expenses		**496**	412	183
Operating income – automotive		**849**	809	663
Operating income – Magna Entertainment Corp.		**23**	2	4
Operating income		**872**	811	667
Other income	3	**46**	161	—
Income before income taxes and minority interest		**918**	972	667
Income taxes	12	**290**	348	229
Minority interest		**48**	26	19
Net income for the year		**$ 580**	$ 598	$ 419
Earnings per Class A Subordinate Voting or Class B Share	4			
Basic		**$ 6.57**	$ 7.04	$ 4.94
Diluted	2	**$ 6.20**	$ 6.44	$ 4.65
Cash dividends paid per Class A Subordinate Voting or Class B Share		**$ 1.36**	$ 1.24	$ 1.11
Average number of Class A Subordinate Voting and Class B Shares outstanding during the year [in millions]:	4			
Basic		**80.1**	78.5	78.5
Diluted	2	**91.4**	91.5	91.1

See accompanying notes

Magna International Inc.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

[U.S. dollars in millions]

	Note	Years ended December 31, 2001	2000	1999
Retained earnings, beginning of year		**$ 1,789**	$ 1,446	$ 1,128
Net income for the year		**580**	598	419
Financing charges on Preferred Securities and other paid-in capital		**(44)**	(45)	(31)
Dividends on Class A Subordinate Voting and Class B Shares	5	**(109)**	(209)	(70)
Foreign exchange loss on the redemption of the 5% Convertible Subordinated Debentures	6	**(10)**	—	—
Distribution on transfer of business to subsidiary	7	**14**	—	—
Surrender of subsidiary stock options		—	(1)	—
Retained earnings, end of year		**$ 2,220**	$ 1,789	$ 1,446

See accompanying notes



Magna International Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[U.S. dollars in millions]

	Note	Years ended December 31, 2001	2000	1999
OPERATING ACTIVITIES				
Net income for the year		**$ 580**	$ 598	$ 419
Items not involving current cash flows	8	**443**	393	373
		1,023	991	792
Changes in non-cash working capital	8	**6**	(336)	(79)
Cash provided from operating activities		**1,029**	655	713
INVESTMENT ACTIVITIES				
Fixed asset additions		**(525)**	(653)	(859)
Purchase of subsidiaries	9	**(40)**	(68)	(211)
Increase in investments and other		**(46)**	(28)	(26)
Proceeds from disposition of investments and other	3	**97**	346	146
Cash used for investment activities		**(514)**	(403)	(950)
FINANCING ACTIVITIES				
Issues of debt	14	**34**	67	217
Issues of shares by subsidiaries	3	**184**	4	1
Repayments of debt	14	**(77)**	(147)	(73)
Redemption of 5% Convertible Subordinated Debentures	6	**(121)**	—	—
Redemption of Subordinated Debentures by subsidiary	3, 9	**(90)**	—	—
Repayments of debentures' interest obligation	15	**(33)**	(33)	(30)
Preferred Securities distributions	15	**(28)**	(26)	(3)
Surrender of subsidiary stock options		**—**	(2)	—
Issues of Preferred Securities	15	**—**	—	274
Issues of subordinated debentures	15	**—**	—	104
Issues of Class A Subordinate Voting Shares	17	**27**	—	—
Dividends paid to minority interests		**(9)**	(6)	(3)
Dividends		**(109)**	(97)	(87)
Cash provided from (used for) financing activities		**(222)**	(240)	400
Effect of exchange rate changes on cash and cash equivalents		**(23)**	(24)	(15)
Net increase (decrease) in cash and cash equivalents during the year		**270**	(12)	148
Cash and cash equivalents, beginning of year		**620**	632	484
Cash and cash equivalents, end of year		**$ 890**	$ 620	$ 632

See accompanying notes



Magna International Inc.

Incorporated under the laws of Ontario

CONSOLIDATED BALANCE SHEETS

[U.S. dollars in millions]

As at December 31

	Note	2001	2000
ASSETS			
Current assets			
Cash and cash equivalents		**$ 890**	$ 620
Accounts receivable		**1,752**	1,684
Inventories	10	**842**	767
Prepaid expenses and other		**74**	66
		3,558	3,137
Investments	16, 21	**88**	86
Fixed assets, net	11	**3,595**	3,589
Goodwill, net	9	**259**	295
Future tax assets	12	**114**	96
Other assets	13	**292**	205
		$ 7,906	$ 7,408
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Bank indebtedness	14	**$ 308**	$ 338
Accounts payable	21	**1,451**	1,314
Accrued salaries and wages		**228**	215
Other accrued liabilities		**158**	119
Income taxes payable	12	**62**	51
Long-term debt due within one year	14	**54**	46
		2,261	2,083
Long-term debt	14	**244**	268
Debentures' interest obligation	15	**114**	191
Other long-term liabilities	16	**85**	84
Future tax liabilities	12	**276**	224
Minority interest	9, 15	**441**	356
		3,421	3,206
Shareholders' equity			
Capital stock	17		
Class A Subordinate Voting Shares			
[issued: 2001 – 82,244,518; 2000 – 77,467,153]		**1,682**	1,442
Class B Shares			
[convertible into Class A Subordinate Voting Shares]			
[issued: 2001 - 1,097,009; 2000 – 1,097,909]		**1**	1
Preferred Securities	15	**277**	277
Other paid-in capital	15	**463**	734
Retained earnings	12, 20	**2,220**	1,789
Currency translation adjustment	19	**(158)**	(41)
		4,485	4,202
		$ 7,906	$ 7,408

Commitments and contingencies *[notes 14 and 22]*

See accompanying notes

On behalf of the Board:



Director





Chairman of the Board

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

December 31, 2001

1. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Company are set out under "Significant Accounting Policies" preceding these consolidated financial statements.

2. ACCOUNTING CHANGES

In December 2000, The Canadian Institute of Chartered Accountants ["CICA"] issued new accounting recommendations for the presentation and disclosure of basic and diluted earnings per share. Effective January 1, 2001, the Company adopted these new recommendations on a retroactive basis. The most significant change under the new recommendations is the use of the "treasury stock method" instead of the "imputed earnings approach" in computing diluted earnings per share. Under the treasury stock method:

- exercise of options are assumed at the beginning of the period [or at the time of issuance, if later];
- the proceeds from exercise are assumed to be used to purchase common stock at the average market price during the period; and
- the incremental shares [the difference between the number of shares assumed issued and the number of shares assumed purchased] are included in the denominator of the diluted earnings per share computation.

The retroactive impact of adopting the new recommendations for the years ended December 31, 2000 and 1999 was to increase diluted earnings per Class A Subordinate Voting or Class B Share by $0.10 and $0.02, respectively, and to reduce the average number of diluted Class A Subordinate Voting and Class B Shares outstanding by 1.8 million and 0.7 million, respectively. The impact of adopting the new recommendations for the year ended December 31, 2001 was to increase diluted earnings per Class A Subordinate Voting or Class B Share by $0.11, and to reduce the average number of diluted Class A Subordinate Voting and Class B Shares outstanding by 2.4 million.

[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

3. OTHER INCOME

[a] For the year ended December 31, 2001

In April 2001, Magna Entertainment Corp. ["MEC"], a publicly traded subsidiary of Magna, issued 3.2 million shares of Class A Subordinate Voting Stock of MEC to complete the acquisition of certain businesses *[see note 9]*. Magna incurred a loss of $7 million from its ownership dilution on the issue. The loss incurred was not subject to income taxes as the issue was completed on a primary basis by MEC.

In June 2001, Decoma International Inc. ["Decoma"], a publicly traded subsidiary of Magna, completed a public offering by issuing 16.1 million Decoma Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of $111 million. Magna recognized a gain of $49 million from its ownership dilution arising from the issue. The gain realized was not subject to income taxes as the issue was completed on a primary basis by Decoma.

On August 9, 2001, Intier Automotive Inc. ["Intier"], a subsidiary of Magna, completed an initial public offering by issuing 5.5 million Intier Class A Subordinate Voting Shares to third parties for aggregate cash consideration, net of share issue expenses, of $72 million. Magna recognized a gain of $6 million from its ownership dilution arising from the issue. The gain realized was not subject to income taxes as the issue was completed on a primary basis by Intier.

In October 2001, Decoma redeemed the outstanding amount of the Decoma Subordinated Debentures. Magna incurred a loss of $2 million from its ownership dilution arising from the redemption. The loss incurred was not subject to income taxes.

[b] For the year ended December 31, 2000

During the year ended December 31, 2000, Magna recognized a gain before income taxes of $36 million on the sale of 4.4 million Class A Subordinate Voting Shares of Tesma International Inc. ["Tesma"], a publicly traded subsidiary of Magna.

The Company also completed the sale of its 50% interest in Webasto Sunroofs Inc., a joint venture, and related real estate and completed the sale of Invotronics, a wholly owned manufacturing division. The Company recognized gains before income taxes of $94 million and $31 million on these disposals, respectively.

[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4. EARNINGS PER SHARE

Earnings per share data are computed as follows:

	Years ended December 31,		
	2001	2000	1999
Basic earnings per Class A Subordinate Voting or Class B Share:			
Net income	$ 580	$ 598	$ 419
Financing charges on Preferred Securities and other paid-in capital	(44)	(45)	(31)
Foreign exchange loss on the redemption of the 5% Convertible Subordinated Debentures	(10)	—	—
Net income available to Class A Subordinate Voting and Class B Shareholders	$ 526	$ 553	$ 388
Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	80.1	78.5	78.5
Basic earnings per Class A Subordinate Voting or Class B Share	$ 6.57	$ 7.04	$ 4.94
Diluted earnings per Class A Subordinate Voting or Class B Share:			
Net income available to Class A Subordinate Voting and Class B Shareholders	$ 526	$ 553	$ 388
Adjustments [net of related tax effects]:			
Interest, accretion, issue cost amortization and foreign exchange on 5% Convertible Subordinated Debentures	20	15	15
Interest, accretion, issue cost amortization and foreign exchange on 4.875% Convertible Subordinated Debentures	21	21	21
	$ 567	$ 589	$ 424
Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	80.1	78.5	78.5
5% Convertible Subordinated Debentures	4.4	6.5	6.3
4.875% Convertible Subordinated Debentures	6.5	6.5	6.3
Stock options	0.4	—	—
	91.4	91.5	91.1
Diluted earnings per Class A Subordinate Voting or Class B Share	$ 6.20	$ 6.44	$ 4.65



[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

Diluted earnings per Class A Subordinate Voting or Class B Share exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle the 7.08% Subordinated Debentures and Preferred Securities on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures and Preferred Securities.

Furthermore, for the years ended December 31, 2000 and 1999, diluted earnings per Class A Subordinate Voting or Class B Share exclude 1.8 million and 0.7 million Class A Subordinate Voting Shares issuable under the Company's Incentive Stock Option Plan, respectively, because such options were not 'in-the-money' during these periods.

5. MEC SPECIAL DIVIDEND

On March 10, 2000, Magna paid a special stock dividend of approximately 20% of MEC's equity to Magna Class A Subordinate Voting and Class B shareholders of record on February 25, 2000 [the "special dividend"]. Dividends include $111 million related to the special dividend.

In connection with the special dividend, the holders' conversion prices with respect to the Company's 4.875% and 5% Convertible Subordinated Debentures have been adjusted *[see note 15]*. The conversion price with respect to the 4.875% Convertible Subordinated Debentures was reduced to $74.27 from $76.17. Similarly, the conversion price with respect to the 5% Convertible Subordinated Debentures was reduced to $53.04 from $54.40.

6. FOREIGN EXCHANGE LOSS ON THE REDEMPTION OF THE 5% CONVERTIBLE SUBORDINATED DEBENTURES

In August 2001, the Company called for redemption of the $344 million principal amount outstanding of the 5% Convertible Subordinated Debentures effective September 18, 2001. Prior to September 18, 2001, an aggregate $224 million principal amount of such debentures was converted into 4,216,682 Class A Subordinate Voting Shares. The balance of $121 million principal amount that remained outstanding was redeemed in cash.

On redemption, the Company incurred a foreign exchange loss of $10 million related to the equity component of the 5% Convertible Subordinated Debentures. Accordingly, such amount was recorded as a charge to retained earnings. In accordance with the new recommendations of the CICA, the foreign exchange loss of $10 million was recorded as a charge to income available to Class A Subordinate Voting or Class B Shareholders and reflected in the calculation of basic and diluted earnings per share.



[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

7. DISTRIBUTION ON TRANSFER OF BUSINESS TO SUBSIDIARY

In January 2001, Decoma purchased Magna Exterior Systems ["MES"] and the remaining 60% of Decoma Exterior Trim ["DET"] owned by Magna. The aggregate purchase price paid by Decoma was $203 million which was satisfied in cash by $3 million, through the issuance of 8.3 million Decoma Class A Subordinate Voting Shares and 2 million 5.75% convertible, redeemable and retractable Decoma Preferred Shares. In addition, Decoma assumed the debt of MES and DET owing to the Company which totalled $220 million at the closing date. Given that the proceeds received from Decoma exceeded the net book value of the Company's investment in MES and DET on the transaction date, the minority interest portion of such excess has been recorded as a distribution on the transfer of MES and DET to Decoma. Such distribution also includes the effect of the increase in Magna's equity interest in Decoma as a result of this transaction, from approximately 89% to approximately 91%. The distribution on the transfer of MES and DET to Decoma has been recorded as an increase in the consolidated retained earnings of the Company.

8. DETAILS OF CASH FROM OPERATING ACTIVITIES

[a] Items not involving current cash flows:

	Years ended December 31,		
	2001	2000	1999
Depreciation and amortization	**$ 399**	$ 372	$ 332
MEC depreciation and amortization	**26**	20	8
Equity income and other	**4**	24	11
Minority interest	**48**	26	19
Future income taxes and non-cash portion of current taxes	**39**	52	3
Net gains on sales and issues of shares by subsidiaries	**(73)**	(101)	—
	$ 443	$ 393	$ 373

[b] Changes in non-cash working capital:

	Years ended December 31,		
	2001	2000	1999
Accounts receivable	**$ (116)**	$ (126)	$ (44)
Inventories	**(104)**	(135)	(84)
Prepaid expenses and other	**2**	(39)	8
Accounts payable, accrued salaries and wages and other accrued liabilities	**222**	(17)	17
Income taxes payable	**2**	(19)	24
	$ 6	$ (336)	$ (79)



[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

9. BUSINESS ACQUISITIONS

The following acquisitions were accounted for using the purchase method:

Acquisitions in the year ended December 31, 2001

Autosystems
In September 2001, Decoma acquired the lighting components manufacturing business and related fixed and working capital assets of Autosystems Manufacturing Inc. ["Autosystems"], an automotive lighting manufacturer located in Ontario whose principal customers include General Motors Corporation and Visteon Corporation. Total consideration paid in connection with the acquisition amounted to $12 million.

MEC
In April 2001, MEC completed the acquisition of Ladbroke Racing Pennsylvania Inc. and Sport Broadcasting, Inc. [collectively the "Ladbroke Companies"] for total consideration of $48 million [net of cash acquired of $7 million]. In accordance with the terms of the agreement, $21 million of the purchase price was paid in cash, $13 million was satisfied through the issuance of 3.2 million shares of Class A Subordinate Voting Stock of MEC and the balance was satisfied through the issuance of two promissory notes that are payable on the first and second anniversaries of closing, respectively. The promissory notes bear interest at 6% per annum. The Ladbroke Companies include account wagering operations, The Meadows harness track and four off-track betting facilities.

The following is a summary of the effect on the Company's consolidated balance sheet of the current year's acquisitions, including the transactions described above:

	Autosystems	Ladbroke Companies	Other	**Total**
Non-cash working capital	$ 2	$ (7)	$ (7)	**$ (12)**
Fixed assets	10	20	13	**43**
Other assets	—	62	10	**72**
Long-term debt				
[including portion due within one year]	—	—	(6)	**(6)**
Future tax liabilities	—	(28)	8	**(20)**
Minority interest	—	—	(4)	**(4)**
Total purchase price [net of cash acquired]	$ 12	$ 47	$ 14	**$ 73**
Comprised of:				
Cash	$ 12	$ 21	$ 7	**$ 40**
Notes payable	—	13	5	**18**
MEC Class A Subordinate Voting Stock				
presented as minority interest	—	13	2	**15**
	$ 12	$ 47	$ 14	**$ 73**

[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

Acquisitions in the year ended December 31, 2000

Conix Group
In October 2000, Decoma acquired the remaining 49% minority interests in Conix Canada Inc., Conix Corporation, Conix U.K. Ltd. and Conix Belgium N.V. [collectively the "Conix Group"] for a total purchase price of $133 million [net of $7 million of cash acquired]. The Conix Group operates fascia moulding and finishing operations in Canada, the United States, England and Belgium. Of the total consideration, $43 million was paid in cash and the balance was satisfied through the issuance by Decoma of $90 million 9.5% Subordinated Debentures.

MEC
In February 2000, MEC acquired the assets and assumed certain liabilities of Great Lakes Downs, Inc. racetrack in Muskegon, Michigan for a purchase price of $2 million, payable through the issuance of shares of MEC Class A Subordinate Voting Stock. In November 2000, MEC acquired all of the membership interest and capital stock in Bay Meadows Operating Company, LLC and Bay Meadows Catering, respectively, operators of the Bay Meadows racetrack in California for cash consideration of $24 million.

Summary of acquisitions in the year ended December 31, 2000

Consideration paid for acquisitions, including the transactions described above, consisted of cash of $67 million, the issuance by Decoma of $90 million 9.5% subordinated debentures and the issuance by MEC of shares of its Class A Subordinate Voting Stock totalling $2 million. The net effects on the Company's consolidated balance sheet were increases in non-cash working capital of $22 million, fixed assets of $90 million, goodwill of $68 million, other assets of $21 million, bank indebtedness and long-term debt of $37 million and net future tax liabilities of $5 million.

Acquisitions in the year ended December 31, 1999

MATAG
In September 1999, the remaining 40% minority interest in Magna Automobiltechnik AG ["MATAG"] was purchased by the Company for total cash consideration of $45 million.

HACC
In January 1999, Tesma completed the acquisition of 100% of the outstanding shares of Hanwha Automotive Components Corporation ["HACC"], a South Korean based manufacturer of oil and water pump systems, for cash consideration of $5 million [net of cash acquired of $3 million].



[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

MEC
During the year ended December 31, 1999, MEC completed the acquisition of five racetracks. In May 1999, the real estate assets of San Luis Rey Downs, a horse boarding and training center in California, were acquired for cash consideration of $6 million. In September 1999, MEC acquired Gulfstream Park in Florida for cash consideration of $81 million [net of cash acquired of $8 million]. In November 1999, MEC acquired the Thistledown and Remington Park racetracks in Ohio and Oklahoma, respectively, for total consideration of $19 million [net of cash acquired of $6 million]. Finally, in December 1999, the acquisition of Golden Gate Fields in California was completed for total consideration of $84 million [net of cash acquired of $1 million]. Of the total consideration, $161 million was paid in cash, $12 million was paid through the issuance of shares of MEC Class A Subordinate Voting Stock and the balance was satisfied by way of a non-interest bearing promissory note having a discounted value of $17 million.

Summary of acquisitions in the year ended December 31, 1999

Consideration paid for acquisitions, including the transactions described above, consisted of cash, promissory notes and subsidiary share consideration of $211 million, $17 million and $12 million, respectively. The net effects on the Company's consolidated balance sheet were decreases in non-cash working capital of $13 million and minority interest of $23 million, and increases in fixed assets of $220 million, other assets of $102 million, goodwill of $21 million, bank indebtedness and long-term debt of $29 million and net future tax liabilities of $85 million.

Proforma impact

If the acquisitions and disposals *[see note 3]* completed during the years ended December 31, 2001 and 2000 occurred on January 1, 2000, the Company's unaudited proforma consolidated sales would have been $11.1 billion for the year ended December 31, 2001 [2000 - $10.8 billion] and unaudited proforma net income of the Company would have been $569 million [2000 - $600 million].



[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

10. INVENTORIES

Inventories consist of:

	2001	2000
Raw materials and supplies	**$ 243**	$ 257
Work-in-process	**106**	98
Finished goods	**125**	116
Tooling and engineering	**368**	296
	$ 842	$ 767

Tooling and engineering inventory represents costs incurred on separately priced tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

11. FIXED ASSETS

Fixed assets consist of:

	2001	2000
Cost		
Land	**$ 554**	$ 536
Buildings	**1,276**	1,208
Machinery and equipment	**3,580**	3,436
	5,410	5,180
Accumulated depreciation		
Buildings	**(248)**	(248)
Machinery and equipment	**(1,567)**	(1,343)
	$ 3,595	$ 3,589

Included in fixed assets are real estate assets [land and buildings] held by MEC that include properties available for sale with a net book value at December 31, 2001 of $38 million [2000 - $64 million]. Depreciation has ceased on these properties. Properties available for sale are valued at the lower of cost, which includes acquisition and development costs, and estimated fair value less costs of disposal. The Company evaluates the lower of cost and fair value whenever events or changes in circumstances indicate possible impairment.

Also included in the cost of fixed assets are construction in progress expenditures of $190 million [2000 - $161 million].



[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12. INCOME TAXES

[a] The provision for income taxes differs from the expense that would be obtained by applying Canadian statutory rates as a result of the following:

	Years ended December 31,		
	2001	**2000**	**1999**
Canadian statutory income tax rate	**41.7%**	44.0%	44.6%
Manufacturing and processing profits deduction	**(4.8)**	(4.5)	(5.8)
Foreign rate differentials	**(3.8)**	(4.9)	(5.5)
Losses not benefited	**1.4**	1.9	0.9
Earnings of equity investees	**(0.7)**	(0.6)	(1.1)
Gains on sales and issues of shares by subsidiaries	**(2.1)**	(1.1)	—
Reduction in enacted tax rates	**(1.3)**	—	—
Other	**1.1**	1.0	1.2
Effective income tax rate	**31.5%**	35.8%	34.3%

[b] The details of income before income taxes and minority interest by jurisdiction are as follows:

	Years ended December 31,		
	2001	**2000**	**1999**
Canadian	**$ 610**	$ 645	$ 499
Foreign	**308**	327	168
	$ 918	$ 972	$ 667

[c] The details of the income tax provision are as follows:

	Years ended December 31,		
	2001	**2000**	**1999**
Current provision			
Canadian federal taxes	**$ 118**	$ 132	$ 103
Provincial taxes	**64**	76	62
Foreign taxes	**88**	113	80
	270	321	245
Future provision			
Canadian federal taxes	**(5)**	12	11
Provincial taxes	**(2)**	7	7
Foreign taxes	**27**	8	(34)
	20	27	(16)
	$ 290	$ 348	$ 229



[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

[d] Future income taxes have been provided on temporary differences which consist of the following:

	Years ended December 31,		
	2001	2000	1999
Tax depreciation in excess of book depreciation	$ 48	$ 28	$ 17
Reduction in enacted tax rates	(12)	—	—
Tax losses benefited	(18)	(7)	(27)
Other	2	6	(6)
	$ 20	$ 27	$ (16)

[e] Future tax assets and liabilities consist of the following temporary differences:

	2001	2000
Assets		
Tax benefit of loss carryforwards		
Pre-acquisition	$ 20	$ 24
Post acquisition	148	111
Share and convertible subordinated debenture issue costs	3	3
	171	138
Valuation allowance against tax benefit of loss carryforwards		
Pre-acquisition	(18)	(18)
Post acquisition	(39)	(24)
	114	96
Liabilities		
Tax depreciation in excess of book depreciation	184	177
Other assets book value in excess of tax value	63	37
Other	29	10
	276	224
Net future tax liability	$ 162	$ 128

[f] Income taxes paid in cash were $252 million for the year ended December 31, 2001 [2000 - $267 million; 1999 - $192 million].

[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

[g] At December 31, 2001, the Company has income tax loss carryforwards of approximately $157 million which relate to certain foreign subsidiaries, including $49 million of losses obtained on acquisitions, the tax benefits of which have not been recognized in the consolidated financial statements. Of the total losses, $73 million expire between 2002 and 2008 and the remainder have no expiry date.

[h] Consolidated retained earnings include approximately $1.0 billion at December 31, 2001 of undistributed earnings of foreign subsidiaries that may be subject to tax if remitted to the Canadian parent company. No provision has been made for such taxes as these earnings are considered to be reinvested for the foreseeable future.

13. OTHER ASSETS

Other assets consist of:

	2001	2000
Racing licenses		
Cost	$ 184	$ 114
Accumulated amortization	(14)	(6)
	170	108
Long-term receivables	73	47
Other	49	50
	$ 292	$ 205

14. DEBT AND COMMITMENTS

[a] The Company's long-term debt, which is substantially uncollateralized, consists of the following:

	2001	2000
Loans from governments with a weighted average interest rate of approximately 4%, denominated primarily in Euros	$ 107	$ 97
Bank term debt at a weighted average interest rate of approximately 4%, denominated primarily in Euros and U.S. dollars	105	118
Other	86	99
	298	314
Less due within one year	54	46
	$ 244	$ 268



[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

[b] Future principal repayments on long-term debt are estimated to be as follows:

2002	$ 54
2003	46
2004	71
2005	13
2006	49
Thereafter	65
	$ 298

[c] At December 31, 2001, the Company has operating lines of credit totalling $444 million and term lines of credit totalling $1 billion. The Company had outstanding letters of credit in the amount of $85 million drawn primarily under its term lines of credit. In addition to cash resources of $890 million, the Company had unused and available operating lines of credit of approximately $227 million and term lines of credit of approximately $551 million.

[d] Under the terms of the Company's operating and term credit agreements, it is permitted to make use of bankers' acceptances and commercial paper to borrow at effective interest rates which are, from time to time, lower than those charged under the bank lines of credit.

[e] Net interest expense includes:

	Years ended December 31,		
	2001	2000	1999
Interest expense			
Current	**$ 14**	$ 20	$ 22
Long-term	**21**	25	28
	35	45	50
Less interest capitalized	**—**	—	(7)
	35	45	43
Interest income	**(33)**	(32)	(27)
Interest expense, net	**$ 2**	$ 13	$ 16

[f] Interest paid in cash [including financing charges on Preferred Securities and other paid-in capital] was $84 million for the year ended December 31, 2001 [2000 - $103 million; 1999 - $84 million].

[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

[g] At December 31, 2001, the Company had commitments under operating leases requiring annual rental payments as follows:

2002	$ 54
2003	44
2004	35
2005	28
2006	23
Thereafter	66
	$ 250

For the year ended December 31, 2001, operating lease expense amounted to approximately $53 million [2000 - $60 million; 1999 - $59 million].

15. SUBORDINATED DEBENTURES AND PREFERRED SECURITIES

[a] The Company's subordinated debentures and Preferred Securities are presented in the consolidated balance sheets as follows:

	2001	**2000**
Debentures' interest obligation	**$ 114**	$ 191
Minority interest	**—**	69
Shareholders' equity		
Other paid-in capital		
Present value of the face amount of the subordinated debentures	**421**	662
Holders' conversion options	**46**	79
Issue costs related to equity components	**(4)**	(7)
Total included in other paid-in capital	**463**	734
Preferred Securities, net of issue costs	**277**	277
Total included in shareholders' equity	**$ 740**	$ 1,011

[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

[b] The following is a summary of the issued and outstanding subordinated debentures, convertible subordinated debentures and Preferred Securities:

Decoma 9.5% Subordinated Debentures

On October 16, 2000, Decoma issued $90 million of 9.5% subordinated debentures at par. The subordinated debentures were unsecured, denominated in U.S. dollars and were redeemable at any time at par plus accrued and unpaid interest. The subordinated debentures were to mature on October 16, 2003. Interest on the obligation was payable in U.S. dollars on a quarterly basis. These subordinated debentures were repaid during 2001.

The present value of the principal amount of these subordinated debentures was included in Decoma's equity. Accordingly, such amount was classified in minority interest in the Company's consolidated balance sheet as at December 31, 2000.

7.08% Subordinated Debentures

On September 21, 1999, the Company issued Euros 100 million [$104 million on issue date] of 7.08% junior subordinated debentures at par. The unsecured subordinated debentures, which are denominated in Euros, mature on September 30, 2009. The debentures are not redeemable except in the event of certain adverse changes in tax legislation. Upon maturity, the Company may at its option satisfy the amounts payable by issuing to the holders Class A Subordinate Voting Shares of the Company, based on a weighted average trading price of Class A Subordinate Voting Shares, provided that there is no continuing event of default.

4.875% Convertible Subordinated Debentures

On February 13, 1998, the Company issued $480 million of 4.875% convertible subordinated debentures at par. The unsecured debentures, which are denominated in U.S. dollars, are convertible at any time at the option of the holders into Class A Subordinate Voting Shares at a conversion price of $74.27 per share and mature on February 15, 2005. The debentures are redeemable after February 16, 2001 or at any time in the event of certain changes affecting Canadian withholding taxes, at par plus accrued and unpaid interest. Upon redemption or maturity of the debentures, or repurchase in the event of certain changes in control of the Company, the Company may at its option satisfy the amounts payable by issuing to the holders Class A Subordinate Voting Shares of the Company, based on a weighted average trading price of Class A Subordinate Voting Shares, provided that there is no continuing event of default. At December 31, 2001, all debentures remained outstanding.



[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

5% Convertible Subordinated Debentures

On October 17, 1995, the Company issued $345 million of 5% convertible subordinated debentures at par. The unsecured debentures, which were denominated in U.S. dollars, were convertible at any time at the option of the holders into Class A Subordinate Voting Shares at a conversion price of $53.04 per share and were to mature on October 15, 2002.

Prior to January 1, 2001, an aggregate $1 million principal amount of such debentures was converted into 9,366 Class A Subordinate Voting Shares. In August 2001, the Company called for redemption of the 5% Convertible Subordinated Debentures effective September 18, 2001. For the period from January 1, 2001 to September 18, 2001, an aggregate $223 million principal amount of such debentures was converted into 4,207,316 Class A Subordinate Voting Shares. On September 18, 2001, the balance of $121 million principal amount that remained outstanding was redeemed in cash.

8.65% Series A Preferred Securities and 8.875% Series B Preferred Securities

On September 21, 1999, the Company issued Cdn$165 million [$114 million on issue date] of 8.65% Series A Preferred Securities due September 30, 2048 and $170 million 8.875% Series B Preferred Securities due September 21, 2048. The Series A Preferred Securities, which are denominated in Canadian dollars, and the Series B Preferred Securities, which are denominated in U.S. dollars, are redeemable on or after September 30, 2004 and September 21, 2004, respectively, or in each case at any time in the event of certain adverse changes in tax legislation. Hereafter, the Series A and B Preferred Securities are collectively referred to as the "Preferred Securities".

Upon redemption or maturity of the Preferred Securities, the Company may at its option pay the outstanding principal amount plus any accrued and unpaid interest by delivering to the Trustee Class A Subordinate Voting Shares of the Company in which event the holders of the Preferred Securities shall be entitled to receive a cash payment equal to the amount payable on redemption or maturity from the proceeds of sale of such Class A Subordinate Voting Shares by the Trustee on behalf of the Company.

The Company also has the right to defer, at any time, and from time to time, subject to certain conditions, payments of interest on the Preferred Securities by extending the interest payment period for up to 20 consecutive quarterly interest periods. The Company cannot pay or declare dividends on any of its capital stock when interest is being deferred. Interest continues to accrue but does not compound during such deferral periods. The Company may satisfy its obligation to pay deferred interest by delivering to the Trustee Class A Subordinate Voting Shares of the Company in which event the holders of the Preferred Securities shall be entitled to receive a cash payment equal to the deferred interest payable from the proceeds of sale of such Class A Subordinate Voting Shares by the Trustee on behalf of the Company.

The Preferred Securities are unsecured junior subordinated debentures of the Company.



[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16. EMPLOYEE BENEFIT PLANS

Employee Equity and Profit Participation and Defined Benefit Pension Plans

Prior to 2001, the Company's Corporate Constitution required that 10% of the employee pre-tax profits before profit sharing [as defined in the Corporate Constitution] for any fiscal period be allocated to an Employee Equity and Profit Participation Plan ["EPSP"] consisting of the Magna [including Intier], Decoma and Tesma deferred profit sharing plans and a cash distribution to eligible employees of the respective companies. During 2001, Magna, Decoma and Intier amended their Corporate Constitutions to allow for the introduction of defined benefit pension plans in addition to the EPSP. All employees that participate in the EPSP were, and all new employees are, given the option of continuing in the EPSP, or receiving a reduced entitlement under the EPSP plus a defined benefit pension. The defined benefit pension is payable to retirees ages 65 or older and is based on years of service and compensation levels. Participants may take early retirement after age 55 and receive a reduced pension benefit.

MEC, and a limited number of the Company's European subsidiaries, sponsor defined benefit pension and similar arrangements for their employees. European defined benefit pension plans, other than in the United Kingdom, are unfunded.

Termination and Long Service Arrangements

Pursuant to labour laws and national labour agreements in certain European countries, the Company is obligated to provide lump sum termination payments to employees on retirement or involuntary termination, and long service payments contingent upon persons reaching a predefined number of years of service.

All Austrian lump sum termination and long service payment arrangements are unfunded. However, pursuant to local tax laws, Austrian subsidiaries hold long-term government securities in connection with their unfunded obligations. Such assets amounted to $28 million and $27 million at December 31, 2001 and 2000, respectively, and are included in investments in the Company's consolidated balance sheets.

Retirement Medical Benefits Plan

During the year ended December 31, 2000, the Company introduced a retirement medical benefits plan covering eligible employees and retirees. Retirees age 60 or older with ten or more years of service will be eligible for benefits. In addition, existing retirees as at August 1, 2000 that meet the above criteria are also eligible for benefits. Benefits are capped based on years of service. As the projected benefit obligation and benefit cost associated with the retirement medical benefits plan is not material, a separate reconciliation of the projected benefit obligation and benefit cost has not been provided in the tables below.

[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

The significant actuarial assumptions adopted in measuring the Company's projected benefit obligations are as follows:

Discount rate	5.5% to 7.5%
Rate of compensation increase	2.5% to 5.0%
Expected return on plan assets	7.5%

	Years ended December 31,		
	2001	**2000**	**1999**
Projected benefit obligation			
Beginning of year	**$ 139**	$ 122	$ 123
Past service obligation arising on plan introduction	**—**	14	—
Current service and interest costs	**20**	15	9
Actuarial losses and changes in actuarial assumptions	**9**	2	3
Benefits paid	**(9)**	(5)	(3)
Acquisitions	**—**	—	1
Currency translation	**(8)**	(9)	(11)
End of year	**$ 151**	$ 139	$ 122
Plan assets at fair value			
Beginning of year	**$ 43**	$ 37	$ 34
Return on plan assets	**(3)**	5	2
Employer contributions	**3**	3	2
Benefits paid	**(3)**	—	—
Currency translation	**(2)**	(2)	(1)
End of year	**$ 38**	$ 43	$ 37
Unfunded amount	**$ 113**	$ 96	$ 86
Unrecognized past service obligation	**(13)**	(13)	—
Unrecognized actuarial gains (losses)	**(15)**	1	(1)
Net amount recognized in the consolidated balance sheets	**$ 85**	$ 84	$ 85
Net periodic benefit cost			
Current service and interest costs	**$ 20**	$ 15	$ 9
Past service cost amortization	**1**	1	—
Return on plan assets	**(3)**	(5)	(2)
Actuarial losses	**1**	1	2
	$ 19	$ 12	$ 9



[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17. CAPITAL STOCK

[a] The Company's authorized, issued and outstanding capital stock is as follows:

Preference shares – issuable in series –

The Company's authorized capital stock includes 99,760,000 preference shares, issuable in series. None of these shares are currently issued or outstanding.

Class A Subordinate Voting Shares and Class B Shares –

Class A Subordinate Voting Shares without par value [unlimited amount authorized] have the following attributes:

[i] Each share is entitled to one vote per share at all meetings of shareholders.

[ii] Each share shall participate equally as to dividends with each Class B Share.

Class B Shares without par value [authorized – 1,412,341] have the following attributes:

[i] Each share is entitled to 500 votes per share at all meetings of shareholders.

[ii] Each share shall participate equally as to dividends with each Class A Subordinate Voting Share.

[iii] Each share may be converted at any time into a fully-paid Class A Subordinate Voting Share on a one-for-one basis.

In the event that either the Class A Subordinate Voting Shares or the Class B Shares are subdivided or consolidated, the other class shall be similarly changed to preserve the relative position of each class.



[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

[b] Changes in the Class A Subordinate Voting Shares and Class B Shares for the years ended December 31, 2001, 2000 and 1999 are shown in the following table [number of shares in the following table are expressed in whole numbers and have not been rounded to the nearest million]:

	Class A Subordinate Voting		Class B	
	Number of shares	Stated value	Number of shares	Stated value
Issued and outstanding at December 31, 1998	77,256,183	$ 1,430	1,098,109	$ 1
Conversion of Class B Shares to Class A Subordinate Voting Shares	200	—	(200)	—
Issued to fund EPSP contributions	170,000	10		
Issued for cash under the Incentive Stock Option Plan	8,000	1		
Issued under the Dividend Reinvestment Plan	3,807	—		
Conversion of 5% Convertible Subordinated Debentures	275	—		
Issued and outstanding at December 31, 1999	77,438,465	1,441	1,097,909	1
Issued under the Dividend Reinvestment Plan	12,688	—		
Issued for cash under the Incentive Stock Option Plan	16,000	1		
Issued and outstanding at December 31, 2000	77,467,153	1,442	1,097,909	1
Issued under the Dividend Reinvestment Plan	5,749	—		
Issued for cash under the Incentive Stock Option Plan	563,400	27		
Conversion of 5% Convertible Subordinated Debentures	4,207,316	213		
Conversion of Class B Shares to Class A Subordinate Voting Shares	900	—	(900)	—
Issued and outstanding at December 31, 2001	**82,244,518**	**$ 1,682**	**1,097,009**	**$ 1**



[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

[c] Under the amended and restated Incentive Stock Option Plan, the Company may grant options to purchase Class A Subordinate Voting Shares to full-time employees, outside directors or consultants of the Company. The maximum number of shares that can be reserved for issuance under the plan is 6.0 million shares. The number of unoptioned shares available to be reserved at December 31, 2001 was 2.8 million [2000 – 4.0 million]. All options granted are for a term of ten years from the grant date. For periods up to and including December 31, 1998, options vested 12 1/2% on the date of the grant and 12 1/2% in each of the following seven years. Options issued subsequent to 1998 generally vest 20% on the date of the grant and 20% on each subsequent December 31 thereafter. All options allow the holder to purchase Class A Subordinate Voting Shares at a price equal to or greater than the market price of such shares at the date of the grant.

The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers and have not been rounded to the nearest million]:

	Options outstanding		
	Number of options	**Weighted average exercise price**	**Number of options exercisable**
Outstanding at December 31, 1998	290,400	Cdn$84.21	83,900
Granted	1,532,500	Cdn$77.75	—
Exercised	(8,000)	Cdn$62.75	(8,000)
Vested	—	—	400,250
Outstanding at December 31, 1999	1,814,900	Cdn$78.85	476,150
Granted	120,000	Cdn$75.00	—
Exercised	(16,000)	Cdn$62.75	(16,000)
Surrendered	(10,000)	Cdn$75.00	(2,000)
Vested	—	—	425,250
Outstanding at December 31, 2000	1,908,900	Cdn$78.76	883,400
Granted	1,207,500	Cdn$68.75	—
Exercised	(563,400)	Cdn$73.64	(563,400)
Vested	—	—	837,000
Outstanding at December 31, 2001	2,553,000	Cdn$75.16	1,157,000



[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

At December 31, 2001, the outstanding options consist of [number of options in the table below are expressed in whole numbers and have not been rounded to the nearest million]:

		Options outstanding		
	Exercise price	Number of options	Remaining contractual life [years]	Number of options exercisable
Tranche 1	Cdn$62.75	12,500	4.3	—
Tranche 2	Cdn$92.45	150,000	5.6	93,750
Tranche 3	Cdn$92.35	50,000	5.6	31,250
Tranche 4	Cdn$91.50	198,000	7.0	152,000
Tranche 5	Cdn$83.50	24,000	7.0	16,000
Tranche 6	Cdn$75.00	959,000	7.8	459,000
Tranche 7 - 9	Cdn$75.00	92,000	8.0	62,000
Tranche 10	Cdn$66.80	910,000	9.0	280,000
Tranche 11	Cdn$73.25	100,000	9.0	40,000
Tranche 12 - 13	Cdn$96.50	57,500	9.0	23,000
		2,553,000	8.0	1,157,000
Weighted average exercise price		Cdn$75.16		Cdn$77.55

[d] The Company has a Dividend Reinvestment Plan whereby shareholders have the option to receive their dividends in the form of Class A Subordinate Voting Shares in lieu of cash.

[e] The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at December 31, 2001 were exercised:

Class A Subordinate Voting Shares and Class B Shares outstanding at December 31, 2001	83.3
4.875% Convertible Subordinated Debentures [based on holders' conversion option]	6.5
Stock options	2.6
	92.4

The above amounts exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle the 7.08% Subordinated Debentures and Preferred Securities on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures and Preferred Securities.

[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

18. FINANCIAL INSTRUMENTS

[a] Foreign Exchange Contracts

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange. The Company uses foreign exchange contracts to manage foreign exchange risk from its underlying customer contracts. In particular, the Company uses foreign exchange forward contracts and foreign exchange range forward contracts for the sole purpose of hedging certain of the Company's future committed U.S. dollar and Euro [" "] outflows and inflows. Gains and losses on these hedging instruments are recognized in the same period as, and as part of, the hedged transaction. In addition, in limited situations, the Company uses forward contracts to manage foreign exchange risk arising from intercompany loans. The Company does not enter into foreign exchange contracts for speculative purposes.

At December 31, 2001, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell foreign currencies in exchange for Canadian and U.S. dollars as follows:

	For Canadian dollars				For U.S. dollars	
Buy (Sell)	U.S. dollar amount	Weighted average rate	Euro amount	Weighted average rate	Euro amount	Weighted average rate
2002	$ 323	1.5441	69	1.4151	65	0.8983
2002	(544)	1.4973	(369)	1.4063	(177)	0.8946
2003	73	1.4650	17	1.4789	29	0.9187
2003	(150)	1.4989	—	—	—	—
2004	39	1.4716	19	1.4775	20	0.9317
2004	(114)	1.4883	—	—	—	—
2005	16	1.4428	15	1.5308	3	0.9392
2005	(94)	1.4780	—	—	—	—
2006	—	—	9	1.6113	—	—
2006	(16)	1.3862	—	—	—	—
Thereafter	—	—	20	1.6712	—	—
	$(467)		(220)		(60)	

Based on forward foreign exchange rates as at December 31, 2001 for contracts with similar remaining terms to maturity, the unrecognized gains and losses relating to the Company's foreign exchange forward contracts are approximately $38 million and $84 million, respectively. If the Company's forward exchange contracts ceased to be effective as hedges, for example, if projected net foreign cash inflows declined significantly, previously unrecognized gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign currency denominated cash flows would be recognized in income at the time this condition was identified.



[b] Fair value

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below.

Cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and other accrued liabilities

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Investments

Fair value information is not readily available. However, management believes the market value to be in excess of the carrying value of investments.

Long-term debt and debentures' interest obligation

The fair values of the Company's long-term debt and debentures' interest obligation, based on current rates for debt with similar terms and maturities, are not materially different from their carrying values.

[c] Credit risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable and foreign exchange forward contracts with positive fair values.

The Company, in the normal course of business, is exposed to credit risk from its customers, substantially all of which are in the automotive industry. These accounts receivable are subject to normal industry credit risks.

Cash and cash equivalents which consists of short-term investments, including commercial paper, is only invested in governments and corporations with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in any one government or corporation.

[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

The Company, in the normal course of business, is exposed to credit risk from its customers, substantially all of which are in the automotive industry.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions and which the Company anticipates will satisfy their obligations under the contracts.

[d] Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In addition, the Company's exposure to interest rate risk on fixed rate long-term instruments is also reduced given the minimum periods to redemption with respect to the convertible subordinated debentures and Preferred Securities.

19. CURRENCY TRANSLATION ADJUSTMENT

Unrealized currency translation adjustments, which arise on the translation to U.S. dollars of assets and liabilities of the Company's self-sustaining foreign operations, resulted in an unrealized currency translation loss of $117 million during the year ended December 31, 2001 [2000 – loss of $120 million; 1999 – loss of $96 million]. The 2001 and 2000 unrealized loss resulted primarily from the weakening of the Euro, British Pound and Canadian dollar against the U.S. dollar. The 1999 unrealized loss resulted primarily from the weakening of the Euro and British Pound partially offset by the strengthening of the Canadian dollar, both against the U.S. dollar.

20. INTERESTS IN JOINTLY CONTROLLED ENTITIES

The following is the Company's combined proportionate share of the major components of the financial statements of the jointly controlled entities in which the Company has an interest [before eliminations]:

Balance Sheets

	2001	**2000**
Current assets	**$ 100**	$ 101
Long-term assets	**$ 43**	$ 49
Current liabilities	**$ 51**	$ 49
Long-term liabilities	**$ 46**	$ 52



[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

Statements of Income

	Years ended December 31,		
	2001	**2000**	**1999**
Sales	**$ 356**	$ 668	$ 671
Cost of goods sold, expenses and income taxes	**337**	634	638
Net income	**$ 19**	$ 34	$ 33

Statements of Cash Flows

	Years ended December 31,		
	2001	**2000**	**1999**
Cash provided from (used for):			
Operating activities	**$ 61**	$ 74	$ 54
Investment activities	**$ (14)**	$ (67)	$ (46)
Financing activities	**$ (38)**	$ (33)	$ 6

The Company's share of equity in jointly controlled entities includes undistributed earnings of $45 million [2000 - $41 million].

21. TRANSACTIONS WITH RELATED PARTIES

The Company has agreements with an affiliate of the Chairman of the Board for the provision of business development and consulting services. In addition, the Company has an agreement with the Chairman of the Board for the provision of business development and other services. The aggregate amount expensed under these agreements with respect to the year ended December 31, 2001 was $33 million [2000 - $28 million; 1999 - $23 million].

During the year ended December 31, 2001, trusts, which exist to make orderly purchases of the Company's shares for employees either for transfer to the EPSP or to recipients of either bonuses or rights to purchase such shares from the trusts, borrowed up to $51 million [2000 - $41 million; 1999 - $18 million] from the Company to facilitate the purchase of Class A Subordinate Voting Shares of the Company. At December 31, 2001, the trusts' indebtedness to the Company, which is included in accounts payable, was $33 million [2000 - $26 million].

Investments include $2 million [2000 - $2 million], at cost, in respect of an investment in a company that was established to acquire shares of the Company for sale to employees.



[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

During the year ended December 31, 2000, a subsidiary of the Company purchased from a company associated with members of the family of Mr. F. Stronach, Ms. B. Stronach and Mr. A. Stronach, the Chairman of the Board, President and Chief Executive Officer, and Executive Vice-President, Business Development, respectively of the Company, approximately 200 acres of land and improvements in Aurora, Ontario for a purchase price of approximately $11.0 million. In addition, during the year ended December 31, 2000, a subsidiary of the Company sold approximately 3 acres of land and improvements in Aurora, Ontario to the same company associated with members of the family of Mr. F. Stronach, Ms. B. Stronach and Mr. A. Stronach for approximately $0.2 million.

22. CONTINGENCIES

[a] In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. On March 5, 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim, in order to add several new defendants and claim additional remedies. The amended statement of claim alleges, among other things:

- breach of fiduciary duty by the Company and two of its subsidiaries;
- breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;
- the plaintiff's exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. ["TRW"] and other unrelated third party automotive supplier defendants of such technology in North America;
- a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company's sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH.

The plaintiffs are seeking, amongst other things, damages of approximately $3.5 billion. The Company has filed an amended statement of defence and counterclaim. The Company intends to vigorously defend this case. At this time, notwithstanding the early stages of these legal proceedings and the difficulty in predicting final outcomes, management believes that the ultimate resolution of these claims will not have a material adverse effect on the consolidated financial position of the Company.



[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

[b] A customer of one of the Company's publicly traded subsidiaries, Intier, is requesting reimbursement for warranty costs as well as additional expenses which it expects to incur as a result of a voluntary customer satisfaction-based recall of a product which forms part of a module supplied by Intier to the customer. The product in question is supplied to Intier by another large supplier that Intier was directed to use by its customer. The customer has claimed that the warranty and future recall costs could aggregate up to $**[42]** million. Based on Intier's investigations to date, Intier does not believe that it has any liability for this claim and that any liability that it may become subject to, if it is established that the product is defective, will be recoverable from the supplier of the product, although Intier cannot provide assurance that this will be the case.

[c] The Company and/or one of its subsidiaries were previously named as defendants in a number of class actions brought by plaintiffs claiming compensatory and punitive damages in relation to unpaid work [forced/slave labour] performed by the plaintiffs during World War II. All of these actions involved multiple named defendants. In November 2000, orders for Voluntary Dismissal with Prejudice were entered in the District Court, District of New Jersey dismissing most of the class actions, including nine of ten cases specifically naming the Company and/or its subsidiary. The defendants have filed a motion to dismiss the final case in which the Company and its subsidiary have been named and the U.S. Government has filed a Statement of Interest based on the slave labour and property settlements with the Austrian Government. As a result, the Company has assessed the current status of the legal proceedings and believes the ultimate resolution will not have a material adverse effect on the consolidated financial position of the Company.

[d] In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions are recorded in the accounts where required and when estimable. However, there can be no assurance that the Company will not incur additional expense.

[e] MEC is currently considering a major redevelopment of its Gulfstream Park racetrack in Florida [the "Gulfstream Development"]. Should it proceed as currently contemplated, the Gulfstream Development would include a simulcast pavilion, sports and entertainment arena and a new turf club and grandstand. In addition, there would be significant modifications and enhancements to the racetracks and stable areas. If completed, the Gulfstream Development would require the demolition of a substantial portion of the current buildings and related structures, which include the grandstand, turf club and annex. The aggregate carrying value at December 31, 2001 of the assets that would be demolished if the Gulfstream Development is completed is approximately $23 million. If MEC decides to proceed with the Gulfstream Development and obtains the approval of its board of directors, a reduction in the expected life of the existing assets would occur and a write-down would be necessary.



23. SEGMENTED INFORMATION

[a] Magna follows a corporate policy of functional and operational decentralization. It conducts its automotive operations through divisions which function as autonomous operating units.

During 2001, the Company reorganized its automotive operations along global product lines. Each automotive systems group provides full service systems integration in a specific vehicle area.

The Company's automotive operations are further segmented in the Company's internal financial reports along global product lines between publicly traded and wholly owned operations. The segregation of automotive operations between publicly traded and wholly owned recognizes the fact that in the case of wholly owned operations, the Company's President and Chief Executive Officer and executive management have direct responsibility for the key operating, financing and resource allocation decisions , whereas in the case of publicly traded operations, such responsibility has been delegated to the public company's separate board of directors and their executive management.

Accordingly, segment reporting has been restated to reflect the Company's new structure as follows:

Public Automotive Operations
The Company's Public Automotive Operations include:

[i] Decoma International Inc.
Decoma [including 100% of Bestop] designs, engineers and manufactures automotive exterior components and systems which include fascias [bumpers], front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks [including sport utility vehicles and mini-vans]. Decoma has 43 manufacturing, engineering and product development facilities in Canada, the United States, Mexico, Germany, Belgium, England and Japan.

[ii] Intier Automotive Inc.
Intier is a global full service supplier and integrator of automotive interior and closure components, systems and modules. It directly supplies most of the major automobile manufacturers in the world through 64 manufacturing facilities [including one joint venture facility with Magna Steyr] and 19 product development, engineering and testing centres [including one joint venture facility with Magna Steyr] in North America, Europe, Brazil, China and Japan.

[iii] Tesma International Inc.
Tesma is a global supplier of highly-engineered engine, transmission and fueling systems and modules for the automotive industry. Tesma has 22 manufacturing facilities and two research centres in North America, Europe and Asia.

Wholly Owned Automotive Operations
The Company's Wholly Owned Automotive Operations include:

[i] Magna Steyr
Magna Steyr is an advanced developer and supplier of complete drivetrain technologies, including four-wheel/all-wheel drive systems and axle modules, and is the automotive industry's leading independent assembler of low volume derivative and specialty vehicles. Magna Steyr has 8 manufacturing and assembly facilities [including one joint venture facility with Intier] and nine engineering and testing facilities [including one joint venture facility with each of Intier and the Metals and Other Automotive Operations] in Europe, India, the United States and Mexico.

[ii] Metals and Other Automotive Operations

- *Metals operations* – The metals operations manufacture a comprehensive range of metal body systems, components, assemblies and modules. The metals operations have 34 manufacturing facilities and 8 engineering and testing facilities [including one joint venture facility with Magna Steyr] in North America and Europe.

- *Other Automotive operations* – Other automotive operations include the Company's exterior and interior mirror systems divisions. The Company's other automotive operations have 9 manufacturing facilities and 2 engineering and testing facilities in North America, South America and Europe.

Magna Entertainment Corp.
In addition to the Company's Automotive Operating Segments, the Company has certain non-automotive operations held through its subsidiary, MEC. MEC is the leading owner and operator of thoroughbred racetracks in the United States, based on revenue, and a leading supplier, via simulcasting, of live racing content to the inter-track, off-track and account wagering markets. MEC currently operates eight thoroughbred racetracks, one standardbred racetrack and one greyhound racetrack, as well as the simulcast wagering venues at these tracks. In addition, MEC operates off-track betting facilities and a national account wagering business named "XpressBet™", which permits customers to place wagers by telephone and over the Internet on horse races at up to 65 racetracks in North America.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

December 31, 2001

	Year ended December 31, 2001					
	Total sales	**Depreciation and amor-tization**	**Interest (income) expense, net**	**Operating income**	**Fixed asset additions**	**Fixed assets, net**
Public Automotive Operations						
Decoma International Inc.	**$ 1,885**	**$ 83**	**$ 28**	**$ 118**	**$ 68**	**$ 488**
Intier Automotive Inc.	**3,268**	**86**	**19**	**81**	**88**	**404**
Tesma International Inc.	**791**	**34**	**2**	**74**	**80**	**246**
Wholly Owned Automotive Operations						
Magna Steyr	**1,510**	**52**	**21**	**31**	**91**	**344**
Metals and Other Automotive Operations	**3,165**	**112**	**(3)**	**365**	**98**	**813**
Corporate and other (i), (iii)	**(112)**	**32**	**(65)**	**180**	**61**	**725**
Total Automotive Operations	**10,507**	**399**	**2**	**849**	**486**	**3,020**
MEC (ii)	**519**			**23**	**39**	**575**
Total reportable segments	**$ 11,026**	**$ 399**	**$ 2**	**$ 872**	**$ 525**	**3,595**
Current assets						**3,558**
Investments, goodwill and other assets						**753**
Consolidated total assets						**$ 7,906**

	Year ended December 31, 2000					
	Total sales	**Depreciation and amor-tization**	**Interest (income) expense, net**	**Operating income**	**Fixed asset additions**	**Fixed assets, net**
Public Automotive Operations						
Decoma International Inc.	$ 1,648	$ 67	$ 24	$ 94	$ 79	$ 503
Intier Automotive Inc.	2,971	83	25	67	105	403
Tesma International Inc.	785	30	1	94	58	212
Wholly Owned Automotive Operations						
Magna Steyr	1,358	53	15	41	87	293
Metals and Other Automotive Operations	3,479	110	41	310	178	859
Corporate and other (i), (iii)	(142)	29	(93)	203	94	750
Total Automotive Operations	10,099	372	13	809	601	3,020
MEC (ii)	414			2	52	569
Total reportable segments	$ 10,513	$ 372	$ 13	$ 811	$ 653	3,589
Current assets						3,137
Investments, goodwill and other assets						682
Consolidated total assets						$ 7,408



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

	Year ended December 31, 1999					
	Total sales	Depreciation and amor-tization	Interest (income) expense, net	Operating income	Fixed asset additions	Fixed assets, net
Public Automotive Operations						
Decoma International Inc.	$ 1,490	$ 61	$ 18	$ 60	$ 108	$ 437
Intier Automotive Inc.	2,835	73	23	49	124	389
Tesma International Inc.	685	26	2	72	43	196
Wholly Owned Automotive Operations						
Magna Steyr	1,403	53	16	60	117	287
Metals and Other Automotive Operations	2,997	98	17	275	285	883
Corporate and other (i), (iii)	(150)	21	(60)	147	127	739
Total Automotive Operations	9,260	332	16	663	804	2,931
MEC (ii)	187			4	55	567
Total reportable segments	$ 9,447	$ 332	$ 16	$ 667	$ 859	3,498
Current assets						2,905
Investments, goodwill and other assets						630
Consolidated total assets						$ 7,033

Notes:

(i) Included in Corporate and other operating income are intercompany fees, rent and interest charged to the other automotive segments.

(ii) Included in MEC operating income for the year ended December 31, 2001 is depreciation and amortization and net interest expense (income) of $26 million and $3 million, respectively [2000 - $20 million and $nil, respectively; 1999 - $8 million and ($1) million, respectively].

(iii) During the year ended December 31, 2001, equity income of $16 million is included in the Corporate and other segment [2000 - $16 million; 1999 - $15 million].

[b] In the year ended December 31, 2001, sales to the Company's three largest customers amounted to 29%, 24% and 19% [2000 – 28%, 22% and 20%; 1999 – 32%, 20% and 18%] of total sales.



[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

[c] The following table shows certain information with respect to geographic segmentation:

	Year ended December 31, 2001		
	Total sales	Fixed assets, net	Goodwill, net
Canada	$ 3,622	$ 1,042	$ 61
United States	3,007	1,182	70
Euroland (i)	2,997	848	85
Mexico	840	360	—
Great Britain	468	107	43
Other	92	56	—
	$ 11,026	$ 3,595	$ 259

	Year ended December 31, 2000		
	Total sales	Fixed assets, net	Goodwill, net
Canada	$ 3,801	$ 1,031	$ 58
United States	2,836	1,147	70
Euroland (i)	2,770	902	119
Mexico	554	335	—
Great Britain	400	117	48
Other	152	57	—
	$ 10,513	$ 3,589	$ 295

	Year ended December 31, 1999		
	Total sales	Fixed assets, net	Goodwill, net
Canada	$ 3,376	$ 1,036	$ 77
United States	2,469	1,058	61
Euroland (i)	2,802	954	74
Mexico	250	269	—
Great Britain	429	103	55
Other	121	78	—
	$ 9,447	$ 3,498	$ 267

(i) For purposes of geographic segmentation, Euroland has been defined as those European countries that have adopted the Euro as their common currency.



[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

24. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's accounting policies as reflected in these consolidated financial statements do not materially differ from U.S. GAAP except for:

[a] The gain or loss on translation of debt denominated in a currency other than the operation's functional currency is deferred and amortized over the remaining life of the debt. Under U.S. GAAP, the gain or loss on translation is included in income when it arises.

[b] The Company's subordinated debentures are recorded in part as debt and in part as shareholders' equity. In addition, the Company's Preferred Securities are recorded entirely as shareholders' equity. Under U.S. GAAP, the subordinated debentures and Preferred Securities would be recorded entirely as debt.

[c] The Company has certain interests in jointly controlled entities which have been proportionately consolidated in the Company's financial statements. For purposes of U.S. GAAP, these interests would be accounted for by the equity method. Net income, earnings per share and shareholders' equity under U.S. GAAP are not impacted by the proportionate consolidation of these interests in jointly controlled entities.

[d] Design and engineering costs reimbursed as part of subsequent related parts production piece price amounts, are expensed as incurred unless a contractual guarantee for reimbursement exists. Design and development costs for moulds, dies and other tools that the Company does not own [and that will be used in, and reimbursed as part of the piece price amount for, subsequent related parts production] are also expensed as incurred unless a contractual guarantee for reimbursement exists or the supply agreement provides the non-cancelable right to use the moulds, dies and other tools. These policies were adopted for Canadian GAAP in the year ended December 31, 2000 on a retroactive basis. Under U.S. GAAP, the above policies are applied through a cumulative catch-up adjustment as of January 1, 2000.

[e] In December 1999, the United States Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. Effective January 1, 2000, the Company changed its method of accounting under U.S. GAAP for in-house engineering service and tooling contracts provided in conjunction with subsequent assembly or production activities which are regarded as a single arrangement. Previously, the Company had recognized revenue from these engineering service and tooling contracts on a percentage of completion basis. Under the new accounting method adopted effective January 1, 2000 for U.S. GAAP purposes, the Company recognizes revenue and related cost of sales for these activities over the estimated life of the assembly or production arrangement. The effect of the change for the year ended December 31, 2000 was to decrease net income by $3 million [$0.03 per share].

[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

For the year ended December 31, 2001, revenues and expenses under U.S. GAAP are lower by $142 million [2000 - $61 million] and $133 million [2000 - $58 million], respectively, as a result of this difference between Canadian and U.S. GAAP. The net revenue reduction for the year ended December 31, 2001 includes $79 million [2000 - $102 million] in revenue that was included in the cumulative effect adjustment as of January 1, 2000.

[f] The Company continues to measure compensation cost related to awards of stock options using the intrinsic value-based method of accounting as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" as permitted by Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ["FAS 123"]. Under APB Opinion No. 25, when a stock option is repurchased by the Company for a cash payment, the Company must record compensation expense. Under Canadian GAAP, the payment is considered a capital transaction and recorded in retained earnings.

In addition, under FAS 123, when stock options are issued to non-employees other than directors acting in their capacity as a director, the Company must record compensation expense. Options issued to directors for services provided outside of their role as a director are recorded as compensation expense by the Company. Under Canadian GAAP, no compensation expense is recognized because the options have no intrinsic value at the time of issuance.

In addition, under Emerging Issues Task Force 00-23 "Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44" when stock options are issued after January 18, 2001 and are denominated in multiple currencies, the Company must record compensation expense. Under Canadian GAAP, no compensation expense is recognized.

[g] The Company uses foreign exchange forward contracts to manage foreign exchange risk from its underlying customer contracts. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of its future committed U.S. dollar, Canadian dollar and Euro outflows and inflows. Under Canadian GAAP, gains and losses on these contracts are accounted for as a component of the related hedged transaction. For periods up to and including December 31, 2000, gains and losses on these contracts were also accounted for as a component of the related hedged transaction under U.S. GAAP.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 ["FAS 133"], "Accounting for Derivative Instruments and Hedging Activities", as amended, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. FAS 133 requires a company to recognize all of its derivative instruments, whether designated in hedging relationships or not, on the balance sheet at fair value. The accounting for changes in the fair value [i.e., gains or losses] of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship.



[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

FAS 133 establishes certain criteria to be met in order to designate a derivative instrument as a hedge and to deem a hedge as effective.

Effective January 1, 2002, the Company implemented a new treasury management system that complies with the new documentation requirements for hedge accounting under FAS 133. As a result, for the year ended December 31, 2001 the Company's derivative portfolio is not eligible for hedge accounting despite the fact that management considers its portfolio to be an effective foreign currency risk management tool and an economic hedge of its future committed U.S. dollar, Canadian dollar and Euro outflows and inflows.

Accordingly, the Company has recorded a charge to income of $26 million in the year ended December 31, 2001 for purposes of reconciling to U.S. GAAP. For periods prior to and including December 31, 2000, this amount would have been deferred and recorded as a component of the related hedged transaction under U.S. GAAP. In addition, upon adoption of FAS 133, the Company recorded a cumulative adjustment to other comprehensive income of $9 million as of January 1, 2001 of which $5 million has reversed through income during 2001.

[h] Under U.S. GAAP, Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation" ["FAS 52"], the Company would only realize a gain or loss on the portion of the currency translation adjustment included as a separate component of the net investment in a foreign operation upon a sale or complete, or substantially complete, liquidation of the related investment. Under FAS 52, no gains or losses are recognized as a result of capital transactions, including the payment of dividends. Under Canadian GAAP, the Company is required to realize a gain or loss equal to the appropriate portion of the cumulative translation adjustment account when there is a reduction in the Company's net investment in a foreign subsidiary resulting from the payment of dividends.

[i] Effective December 31, 1998, the Company adopted the U.S. dollar as its reporting currency. Prior to this change the Canadian dollar had been used as the Company's reporting currency. Under Canadian GAAP, the Company's consolidated financial statements for all periods presented through December 31, 1998 were translated from Canadian dollars to U.S. dollars using the exchange rate in effect at December 31, 1998. Under U.S. GAAP, the consolidated financial statements for periods prior to the change in reporting currency were translated to U.S. dollars using the current rate method, which method uses specific year end or specific annual average exchange rates as appropriate.

[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

[j] The following table presents net income and earnings per share information following U.S. GAAP:

	Years ended December 31,		
	2001	**2000**	**1999**
Net income under Canadian GAAP	**$ 580**	$ 598	$ 419
Adjustments [net of related tax effects]:			
Deferred gains (losses) on foreign currency denominated debt [net of amortization] [a]	**(25)**	(17)	28
Additional interest expense on subordinated debentures and Preferred Securities [b]	**(33)**	(32)	(19)
Design and development costs [d]	**—**	—	5
In-house tooling and engineering [e]	**(9)**	(3)	—
Compensation expense [f]	**(13)**	(1)	—
Derivative instruments [g]	**(26)**	—	—
Translation loss realized on the reduction of the net investment in a foreign subsidiary [h]	**(1)**	—	—
Net income under U.S. GAAP before cumulative catch-up adjustments	**473**	545	433
Cumulative adjustments for change in accounting for design and development costs and in-house tooling and engineering [d], [e]	**—**	(69)	—
Net income under U.S. GAAP	**473**	476	433
Other comprehensive income (loss):			
Foreign currency translation adjustment	**(93)**	(109)	(131)
Cumulative adjustment at January 1, 2001 for the change in derivative instrument accounting [g]	**(9)**	—	—
Derivative instruments realized in net income	**5**	—	—
Comprehensive income under U.S. GAAP	**$ 376**	$ 367	$ 302
Earnings per Class A Subordinate Voting or Class B Share under U.S. GAAP:			
Basic			
Before cumulative catch-up adjustments	**$ 5.91**	$ 6.94	$ 5.52
Cumulative catch-up adjustments [d], [e]	**—**	(0.88)	—
After cumulative catch-up adjustment	**$ 5.91**	$ 6.06	$ 5.52
Diluted			
Before cumulative catch-up adjustments	**$ 5.67**	$ 6.39	$ 4.70
Cumulative catch-up adjustments [d], [e]	**—**	(0.75)	—
After cumulative catch-up adjustment	**$ 5.67**	$ 5.64	$ 4.70

[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

Proforma net income under U.S. GAAP before cumulative catch-up adjustments and related diluted earnings per Class A Subordinate Voting or Class B Share under U.S. GAAP as if the change in accounting policies for design and development costs and in-house tooling and engineering had been applied during all periods presented are as follows:

	Years ended December 31,		
	2001	**2000**	**1999**
Net income under U.S. GAAP before cumulative catch-up adjustments			
As reported	**$ 473**	$ 545	$ 433
Restatement for change in accounting policies for design and development costs	—	—	(5)
Restatement for in-house tooling and engineering	—	—	(3)
Proforma	**$ 473**	$ 545	$ 425
Earnings per Class A Subordinate Voting or Class B Share under U.S. GAAP			
Basic			
As reported	**$ 5.91**	$ 6.94	$ 5.52
Restatement for change in accounting policies for design and development costs	—	—	(0.06)
Restatement for in-house tooling and engineering	—	—	(0.05)
Proforma	**$ 5.91**	$ 6.94	$ 5.41
Diluted			
As reported	$ 5.67	$ 6.39	$ 4.70
Restatement for change in accounting policies for design and development costs	—	—	(0.05)
Restatement for in-house tooling and engineering	—	—	(0.04)
Proforma	$ 5.67	$ 6.39	$ 4.61

[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

Earnings per share data after cumulative catch-up adjustments were computed as follows:

	Years ended December 31,		
	2001	**2000**	**1999**
Basic earnings per Class A Subordinate Voting or Class B Share – After cumulative catch-up adjustments			
Net income under U.S. GAAP	**$ 473**	$ 476	$ 433
Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	**80.1**	78.5	78.5
Basic earnings per Class A Subordinate Voting or Class B Share	**$ 5.91**	$ 6.06	$ 5.52
Diluted earnings per Class A Subordinate Voting or Class B Share – After cumulative catch-up adjustments			
Net income under U.S. GAAP	**$ 473**	$ 476	$ 433
Adjustments [net of related tax effects]:			
Interest, issue cost amortization and foreign exchange on 5% Convertible Subordinated Debentures	**16**	17	(2)
Interest, issue cost amortization and foreign exchange on 4.875% Convertible Subordinated Debentures	**29**	23	(3)
	$ 518	$ 516	$ 428
Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	**80.1**	78.5	78.5
5% Convertible Subordinated Debentures	**4.4**	6.5	6.3
4.875% Convertible Subordinated Debentures	**6.5**	6.5	6.3
Stock options	**0.4**	—	—
	91.4	91.5	91.1
Diluted earnings per Class A Subordinate Voting or Class B Share	**$ 5.67**	$ 5.64	$ 4.70



[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

[k] The following table indicates the significant items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under U.S. GAAP:

	December 31, 2001					
	Canadian GAAP	Financial instruments	In-house tooling and engineering	Derivative instruments	Other	U.S. GAAP
Other assets	$ 292	$ 7	$ —	$ —	$ —	$ 299
Other accrued liabilities	$ 158	$ 7	$ 42	$ 46	$ 1	$ 254
Future tax liabilities, net	$ 162	$ (17)	$ (15)	$ (16)	$ —	$ 114
Subordinated debentures	$ —	$ 568	$ —	$ —	$ —	$ 568
Debentures' interest obligation	$ 114	$ (114)	$ —	$ —	$ —	$ —
Preferred Securities	$ —	$ 282	$ —	$ —	$ —	$ 282
Shareholders' equity:						
Capital stock	$ 1,683	$ 11	$ —	$ —	$ 152	$ 1,846
Preferred Securities	277	(277)	—	—	—	—
Other paid-in capital	463	(463)	—	—	—	—
Retained earnings	2,220	—	(26)	(26)	115	2,283
Accumulated other comprehensive loss	(158)	10	(1)	(4)	(268)	(421)
Shareholders' equity	$ 4,485	$ (719)	$ (27)	$ (30)	$ (1)	$ 3,708

	December 31, 2000				
	Canadian GAAP	Financial instruments	In-house tooling and engineering	Other	U.S. GAAP
Other assets	$ 205	$ 12	$ —	$ —	$ 217
Other accrued liabilities	$ 119	$ 11	$ 29	$ —	$ 159
Future tax liabilities, net	$ 128	$ (19)	$ (11)	$ —	$ 98
Subordinated debentures	$ —	$ 1,018	$ —	$ —	$ 1,018
Debentures' interest obligation	$ 191	$ (191)	$ —	$ —	$ —
Preferred Securities	$ —	$ 282	$ —	$ —	$ 282
Minority interest	$ 356	$ (69)	$ —	$ —	$ 287
Shareholders' equity:					
Capital stock	$ 1,443	$ —	$ —	$ 140	$ 1,583
Preferred Securities	277	(277)	—	—	—
Other paid-in capital	734	(734)	—	—	—
Retained earnings	1,789	4	(17)	129	1,905
Accumulated other comprehensive loss	(41)	(13)	(1)	(269)	(324)
Shareholders' equity	$ 4,202	$ (1,020)	$ (18)	$ —	$ 3,164



[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

[l] The Company does not recognize compensation expense for its outstanding fixed price stock options. Under U.S. GAAP, the Company is required to disclose compensation expense assuming compensation expense for the stock option plan had been determined based upon the fair value at the grant date, consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation".

The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free interest rate	5%
Expected dividend yield	1.45%
Expected volatility	24%
Expected time until exercise	4 – 7 years

The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of proforma disclosures, the Company's net income attributable to Class A Subordinate Voting and Class B Shares and basic and diluted earnings per Class A Subordinate Voting or Class B Shares would have been:

	Years ended December 31,		
	2001	**2000**	**1999**
Proforma net income after cumulative catch-up adjustments attributable to Class A Subordinate Voting and Class B Shares	**$ 469**	$ 467	$ 426
Proforma earnings per Class A Subordinate Voting or Class B Share after cumulative catch-up adjustments			
Basic	**$ 5.86**	$ 5.94	$ 5.43
Diluted	**$ 5.63**	$ 5.54	$ 4.62

[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

The weighted average fair value of options granted during the year are as follows:

	Years ended December 31,		
	2001	**2000**	**1999**
Weighted average fair value of options granted during the year	**$ 9.93**	$ 10.54	$ 9.85

[m] Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates.

Canadian GAAP standards:

In August 2001, the CICA issued Handbook Section 1581, "Business Combinations" ["CICA 1581"] and Handbook Section 3062, "Goodwill and Other Intangible Assets" ["CICA 3062"]. CICA 1581 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. In addition, CICA 1581 provides new criteria to determine when an acquired intangible asset should be recognized separately from goodwill.

CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets, which meet the criteria for indefinite life, beginning with fiscal years starting after December 15, 2001. In all cases, the standard must be adopted at the beginning of a fiscal year.

In December 2001, the CICA amended Handbook Section 1650 "Foreign Currency Translation" ["CICA 1650"]. The most significant change under the new recommendations is to eliminate the deferral and amortization method for unrealized translation gains and losses on non-current monetary assets and liabilities. The amendments to CICA 1650 are effective for fiscal years beginning on or after January 1, 2002.

In November 2001, the CICA issued Handbook Section 3870, "Stock Based Compensation and Other Stock Based Payments" ["CICA 3870"]. CICA 3870 requires that certain types of stock-based compensation arrangements be accounted for at fair value after January 1, 2002 giving rise to compensation expense.

Although the Company is currently reviewing the new CICA pronouncements, the impact, if any, of these pronouncements on its consolidated financial statements has not been determined.

[all amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

U.S. GAAP standards:

In July 2001, the Financial Accounting Standards Board ["FASB"] issued Statements of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets". These standards reflect the same accounting requirements as CICA 1581 and CICA 3062, respectively.

In addition, during 2001, FASB issued Statements of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ["FAS 143"] and No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ["FAS 144"].

FAS 143 requires that legal obligations arising from the retirement of tangible long-lived assets, including obligations identified by a company upon acquisition and construction and during the operating life of a long-lived asset, be recorded and amortized over the asset's useful life using a systematic and rational allocation method. FAS 143 is effective for fiscal years beginning after June 15, 2002.

FAS 144, which supersedes FAS 121, is effective for fiscal years beginning after December 15, 2001. FAS 144 provides guidance on differentiating between assets held for sale and held for disposal other than by sale. Consistent with FAS 121, FAS 144 continues to require the same approach for recognizing and measuring the impairment of assets to be held and used.

Although the Company is currently reviewing the new FASB pronouncements, the impact, if any, of these pronouncements on its consolidated financial statements has not been determined.

25. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current year's method of presentation.



ERNST & YOUNG LLP www.ey.com

Exhibit 3



Vision
Commitment
Resources
Solutions

ANNUAL REPORT 2001



MAGNA

Magna International Inc. is a leading global supplier of technologically advanced automotive components, systems and modules.

The Company employs approximately 67,000 people and operates 173 automotive manufacturing divisions and 43 product development and engineering centres in 19 countries.

As the most diversified automotive supplier in the world, Magna designs, engineers and manufactures a complete range of exterior, interior and powertrain systems. Magna also provides complete vehicle design, engineering, assembly and program management services to its customers, the automotive Original Equipment Manufacturers (OEMs).

Magna is recognized by the world's major OEMs for its advanced technology, product innovation and total vehicle program management.

Magna's non-automotive operations are conducted through Magna Entertainment Corp. (MEC), a publicly traded company. MEC is the largest operator of thoroughbred racetracks in North America, based on revenue, and one of the world's leading simulcast providers of live thoroughbred racing.

The 2002 Annual Meeting of Shareholders

The 2002 Annual Meeting of Shareholders will be held at The Toronto Centre for the Arts, Main Stage Theatre, 5040 Yonge Street, Toronto (North York), Ontario, Canada on Thursday, May 9, 2002 commencing at 10:00 a.m.

MOM

VISION

- Lean, decentralized operating structure that allows Magna's operating groups to evolve continually to meet anticipated changes in customer needs and to respond rapidly to sudden changes in the marketplace
- Strategic manufacturing expertise in all major vehicle systems and key vehicle competencies that range from design and engineering to testing and vehicle assembly
- Ability to continually renew and grow by replicating Magna through separate public companies with the same entrepreneurial culture and clearly defined operating principles

RESOURCES

- Proprietary, leading-edge technologies, processes and products
- World-class technical skills training and highly automated state-of-the-art global facilities with dedicated in-house engineering and tooling capabilities
- One of the strongest balance sheets in the automotive industry with approximately $900 million in cash reserves

POSITIONED FOR

MENTUM

COMMITMENT

- A long-standing commitment and operating philosophy of providing our customers with a better product for a better price
- Unique Corporate Constitution that publicly defines the rights of investors, employees and managers to share in the Company's profits while also imposing certain disciplines on management
- Unique Employee's Charter that guarantees a number of principles, including profit and equity participation, fair treatment, competitive wages and a safe and healthful workplace

SOLUTIONS

- Entrepreneurial corporate culture with strong performance incentives ensures customer-driven product innovation
- Application of new processes and technologies for the development of better quality products at better prices
- Continuous supply of new products and services to help our customers reduce costs, provide superior products and become more competitive

Sales
[U.S. $ Billions]


12
10
8
6
4
2
0
1999 2000 2001

Operating Income
[U.S. $ Millions]


900
600
300
0
1999 2000 2001

Net Income
[U.S. $ Millions]


600
500
400
300
200
100
0
1999 2000 2001

Diluted Earnings Per Share
[U.S. $]


7.00
6.00
5.00
4.00
3.00
2.00
1.00
0
1999 2000 2001

2001 net income and diluted earnings per share include the impact of other income (net of related taxes) of $46 million, and a future income tax recovery of $12 million. 2001 diluted earnings per share also includes the impact of a $10 million charge to retained earnings related to foreign exchange on the redemption of the 5% Convertible Subordinated Debentures. 2000 net income and diluted earnings per share include the impact of other income (net of related taxes) of $101 million. Net income from operations and diluted earnings per share from operations exclude such amounts (see page 29).

LONG-TERM EARNINGS GROWTH



THE CHAIRMAN'S MESSAGE

Despite a turbulent year in the automotive industry, Magna once again posted record-breaking financial results. Fiscal 2001 also saw the value of the Company's stock rise on the strength of our earnings and solid underlying fundamentals.

The past year highlighted many of the numerous changes sweeping the automotive industry. The industry is in the midst of fierce global competition, ongoing consolidation and the continuous challenge of producing a better quality product at a better price. In order to remain profitable and competitive, Magna continues to refine its structure to meet changing conditions in the global economy and within our industry. Our operating structure has always evolved in anticipation of the needs of our customers and to keep ahead of changes within the industry. It will continue to do so. But our underlying core principles – including the right of managers and employees to participate in equity and profit participation – will never change.

I believe that Magna's ability to constantly evolve constitutes one of our core strengths. During the past two decades we made numerous strategic changes. For example, Magna was among the very first auto parts suppliers to anticipate the trend towards systems and modules procurement and the increased delegation of product design, engineering and development by our customers. We reoriented our operations along systems supply lines with in-house testing and engineering resources. These changes enabled us to remain at the leading edge of the automotive systems supply business.

More recently, in order to better meet the sourcing needs of our customers, we strategically realigned our divisions by product line into automotive systems groups responsible for major vehicle systems areas. This change also enabled us to accelerate the development of larger vehicle systems in order to meet our customers' desire to source fewer – but more complex – vehicle modules. In addition, when we saw that our customers would begin sourcing components and systems on a global basis, we restructured our divisions into global operating groups. And we foresaw the trend toward niche vehicle development and the increased need of our customers to outsource the engineering, development and assembly of low-volume and niche vehicles. Our early recognition of this trend resulted in the purchase of Steyr-Daimler-Puch, which is today our Magna Steyr group, the world's foremost independent supplier of total vehicle engineering and niche vehicle development and assembly.

However, some of the most significant changes of the past decade were the result of our strategy of spinning out our automotive systems groups as separate public companies. Last year, we successfully spun out our interior systems subsidiary, Intier Automotive Inc., as a separate public company – the third of our major automotive systems groups to go public. One of the key benefits of this strategy is that it ensures that our systems groups remain focused on their core areas of automotive systems expertise, enabling them to become the industry leader in each of their respective product categories. In each of these product categories, our groups have a product breadth and range of automotive technologies and manufacturing expertise that I believe is unsurpassed.

Another benefit of our "spinco" strategy is that it allows Magna to retain a very lean and decentralized operating structure – one that is able to avoid the build-up of bureaucracy, which can stifle decision-making and choke product development at a time when our customers require the rapid introduction of new and innovative products that perform better, cost less and help them to differentiate their vehicles from the competition. Our decentralized structure also keeps our groups closer to the needs of their customers and employees, and much more responsive to rapidly changing conditions in the marketplace. Going forward, Magna will continue to examine opportunities to spin out certain of our other major automotive systems groups.

In essence, while our corporate structure may vary over time, Magna's core principles will remain constant. As we continue to evolve our organizational structure, Magna will remain the custodian of those principles – principles that are enshrined in our Corporate Constitution and Employee's Charter and which are at the heart of our unique corporate culture. These principles have long been the reason for our success and are the common link that holds together all of our various automotive systems groups. These principles also demonstrate, in tangible terms, our commitment to the Company's stakeholders and our recognition that they are partners in our success. I strongly believe our core principles will continue to provide our stakeholders even greater growth and profitability in the years ahead.

I am pleased to note that MEC, Magna's publicly traded non-automotive subsidiary, also had a record year and is contributing to Magna's bottom line. MEC is aggressively leveraging new electronic technologies to transmit the thrill of live racing and wagering entertainment into the homes of people around the world. As a result, MEC is in the early stages of building a global customer base and is quickly emerging as a leading force in the rapidly growing leisure and entertainment industry. I am confident that Magna's investment in MEC will yield excellent returns over the long term.

In closing, I would like to thank our shareholders for their patience during the past few years when Magna's stock was significantly undervalued in spite of our strong underlying fundamentals and continued record financial performance. We remain committed to creating increased shareholder value through growth in earnings per share. I would also like to thank our customers, who continue to provide us with new contracts and new opportunities to demonstrate how our vehicle technologies and automotive systems know-how can contribute to making their own businesses more profitable and competitive. Although a number of our customers had a difficult year last year, intensifying competition within the industry creates a tremendous opportunity for Magna to provide our customers with more value-added products and services. And lastly, I wish to thank our employees and managers, who once again shared in the Company's record profits. They continue to produce a better product at a better price – an unbeatable formula for growth that has now spanned five decades.



Frank Stronach
Chairman of the Board



Letter to Shareholders

2001 was Magna's best year ever. The Company posted record results in sales, operating income, diluted earnings per share from operations and average content per vehicle. All this was achieved despite a significant year-over-year decline in automotive production.

The success of the past year – and over the course of Magna's history – is a direct result of the following key elements:

– *We are committed to our stakeholders.* Our commitment is more than just words. It is contractual and clearly spelled out in our Corporate Constitution. We all pull together – management and employees – to meet the needs of our customers, and we all share in the rewards of doing so.

– *We have demonstrated vision.* Magna has a track record of anticipating change, and moving quickly to capitalize on that change. We have a clear idea of where the automotive industry is headed, and how we can help our customers get there – more quickly, more competitively, and more cost-effectively.

– *We have deep resources – technological and human.*

– *We provide solutions.* Magna has a reputation for tackling any customer challenge, and we have the know-how and desire to continuously seek out innovative solutions.

It is my objective to ensure that the pillars of our success remain strong, and to continue to grow our sales, earnings per share and overall market share in order to deliver superior performance to our shareholders. We have before us an exciting window of opportunity to take Magna to a new level among automotive systems suppliers. I assure shareholders that we will seize this opportunity to further strengthen and grow the Company.

Magna will seek out new technologies and strategic assets. We have managed our affairs prudently and we stand today with one of the strongest balance sheets in the industry and cash reserves totaling close to $900 million. This places us in an extremely advantageous position to capitalize on a number of opportunities, including potential acquisitions that complement our current portfolio of automotive technologies and assets. However, when it comes to identifying potential acquisitions, we will be discriminating and disciplined. One of my primary objectives will be to carefully assess the potential for such acquisitions to further our overall business strategy and enhance our long-term earnings growth.

We will continue to invest in technical skills training as well as training for our managers and employees. We have one of the most skilled labour pools in the industry, particularly in regard to tool and die makers – the backbone of our manufacturing expertise – as well as automotive technicians and engineers. We intend to continue widening and deepening this pool of skilled employees as a source of significant competitive advantage.

Magna's growth continues to be largely technology-driven. Our focus on utilizing new technologies and processes in the development of a wide range of proprietary products accounted for much of the Company's strong financial performance over the past number of years. Consolidated sales in 2001 increased to $11.0 billion, a five percent increase over the previous year despite declines in both European and North American vehicle production levels. Net income from operations increased five percent to $522 million, and diluted earnings per share from operations were a record $5.56.

Our prospects for continued growth remain strong, even in the event of a further decline in automotive production. It is also important to point out that our growth over the last several years has been largely internally generated. We are now beginning to witness the fruits of a decade of uninterrupted capital investment in our facilities, equipment and new technologies, together with investments in our global expansion strategy and the training and skills development of our human resources.

Our highly flexible organizational structure positions us to optimally manage our business units in today's rapidly changing automotive industry. Both our publicly traded automotive systems groups and our wholly owned subsidiaries are all significant players within their respective product categories. They all have global scope as well as a global customer and operations base. Each group is a full-service supplier and a leader in regard to supplying advanced modules and systems to meet the needs of our customers for reduced costs and improved performance and styling. Most importantly, our groups are regarded by our customers as among the top suppliers in their respective product categories.

Magna is much more than the sum of its parts. Going forward, my principal mission will be to help realize the enormous value that resides in the synergy between our various automotive systems groups. As the world's most diversified automotive systems supplier, we possess the manufacturing capability and automotive expertise to develop and create an infinite number of new automotive systems and modules. This unique capability holds great potential for Magna's future growth – one we will seek to further develop in the years ahead.

I wish to thank a number of people who helped to make 2001 a record-breaking year for Magna. First of all, I would like to thank our customers for their continued confidence in our abilities as a supplier of advanced, high quality systems and modules. Similarly, I would like to thank our shareholders for their strong vote of confidence in our performance and direction. Most importantly, I would like to thank Magna's employees worldwide for their dedication and hard work. And lastly, I wish to thank our operations managers – the unsung heroes of Magna – who ensure the timely delivery of quality products to our customers day in and day out. They represent Magna's indomitable entrepreneurial, can-do spirit.



Belinda Stronach
President and Chief Executive Officer

Magna's Corporate Constitution



Employee Equity & Profit Participation
10%
Shareholder Profit Participation
20%
Taxes and Reinvestment
55%
Social Responsibility
2%
Research and Develpment
7%
Management Profit Participation
6%

Employee Equity and Profit Participation

Ten percent of Magna's profit before tax will be allocated to employees. These funds will be used for the purchase of Magna shares in trust for employees and for cash distributions to employees, recognizing length of service.

Shareholder Profit Participation

Magna will distribute, on average, not less than 20 percent of its annual net profit after tax to shareholders.

Management Profit Participation

To obtain long-term contractual commitment from senior management, the Company provides a compensation arrangement which, in addition to a base salary below industry standards, allows for the distribution of up to six percent of Magna's profit before tax.

Research and Development

Magna will allocate a minimum of seven percent of its profit before tax for research and development to ensure the long-term viability of the Company.

Social Responsibility

The Company will allocate a maximum of two percent of its profit before tax for charitable, cultural, educational and political purposes to support the basic fabric of society.

Minimum Profit Performance

Management has an obligation to produce a profit. If Magna does not generate a minimum after-tax return of four percent on share capital for two consecutive years, the Class A shareholders, voting as a class, will have the right to elect additional directors.

Unrelated Investments

Class A and Class B shareholders, with each class voting separately, will have the right to approve any investment in an unrelated business in the event such investment together with all other investments in unrelated businesses exceeds 20 percent of Magna's equity.

Board of Directors

Magna believes that outside directors provide independent counsel and discipline. A majority of the members of Magna's Board of Directors will be outsiders.

Magna is a public company with two classes of shares: a Class B share which carries a multiple vote, held primarily by management and their associates, and a Class A share for investors and employees which carries a single vote. This share structure has been in place since 1978 and enables management to have operating control of the Company on a day-to-day basis, provided it adheres to the Corporate Constitution.

Any change to Magna's Corporate Constitution requires the approval of the Class A and Class B shareholders, with each class voting separately.

The Magna Employee's Charter

Magna is committed to an operating philosophy which is based on fairness and concern for people. It includes these principles:

Job Security

Being competitive by making a better product for a better price is the best way to enhance job security. Magna is committed to working together with you to help protect your job security.
To assist you, Magna will provide:
• *Job Counselling* • *Training* • *Employee Assistance Programs*

A Safe and Healthful Workplace

Magna strives to provide you with a working environment which is safe and healthful.

Fair Treatment

Magna offers equal employment opportunities based on an individual's qualifications and performance, free from discrimination or favouritism.

Competitive Wages and Benefits

Magna will provide you with information which will enable you to compare your total compensation of total wages and total benefits with those earned by employees of your competitors, as well as with other plants in your community. If your total compensation is found not to be competitive, then your wages will be adjusted.

Employee Equity and Profit Participation

Magna believes that every employee should own a portion of the Company.

Magna Employee Equity and Profit Participation Program

Annual Profit Allocation – U.S. $ Millions



$100
$80
$60
$40
$20
1999
2000
2001

Communication and Information

Through regular monthly meetings between management and employees and through publications, Magna will provide you with information so that you will know what is going on in your Company and within the industry.

The Hotline

Should you have a problem, or feel the above principles are not being met, we encourage you to call the Hotline or use the self-addressed Hotline Envelopes to register your complaints. You do not have to give your name, but if you do, it will be held in strict confidence. Hotline Counsellors, speaking several languages, will answer your call. Your concern will then be forwarded to the Magna Corporate Employee Relations Department. The Magna Corporate Employee Relations Department is committed to investigate and resolve all concerns or complaints and must report the outcome to the Employee Relations Advisory Board.

Employee Relations Advisory Board

The Employee Relations Advisory Board is a group of people who have proven recognition and credibility relating to humanitarian and social issues. This Board will monitor, advise and ensure that Magna operates within the spirit of the Magna Employee's Charter and the principles of Magna's Corporate Constitution.



Executive Management

Top photo from left to right:

J. Brian Colburn
Executive Vice-President, Special Projects and Secretary

Marc Neeb
Vice-President, Human Resources

Jeffrey O. Palmer
Executive Vice-President

William Biggar
Executive Vice-President, Office of the CEO

Werner Czernohorsky
Executive Vice-President, Capital Investments and Chief Administrative Officer

Tom Skudutis
Executive Vice-President, Operations

Right photo from left to right:

David Carroll
Executive Vice-President, Marketing and Corporate Planning

Vincent J. Galifi
Executive Vice-President, Finance and Chief Financial Officer



GLOBAL AUTOMOTIVE OPERATIONS

Magna's global automotive operations are divided between its publicly traded automotive systems groups, Tesma International Inc., Decoma International Inc. and Intier Automotive Inc., and its wholly owned subsidiaries, Magna Steyr, Cosma International and Magna Mirror Systems.


MAGNA INTERNATIONAL INC.
Publicly Traded Companies
Wholly Owned Subsidiaries
TESMA INTERNATIONAL INC.
DECOMA INTERNATIONAL INC.
INTIER AUTOMOTIVE INC.
MAGNA STEYR
COSMA INTERNATIONAL
MAGNA MIRROR SYSTEMS

OPERATING STRUCTURE

Automotive Systems Groups

Magna's automotive divisions are grouped along global product lines. Each Automotive Systems Group provides full service systems integration in their respective vehicle areas.

Automotive Systems Group Management

The most experienced and successful division managers advance to the ranks of Group management, which is responsible for coordinating product development, finance, marketing and maximizing manufacturing efficiencies in the divisions which make up the Group. Group management is paid a relatively low base salary and a pre-determined portion of the Group's profits. When a Group's management and business is mature, the Company will consider whether to spin the Group out as a separate public company.

Magna Executive Management

Executive management coordinates advanced systems development and manufacturing, ensures customer satisfaction and interfaces with the investment community. In addition, executive management is responsible for the long-term strategic planning and future growth of the Company and monitoring Group management performance. Members of executive management are paid a base salary below industry standards and up to six per cent of Magna's profit before tax.

Magna also has an agreement with Stronach & Co. to provide business development and other management services. These services include: facilitating the application of the Company's operating principles and philosophies, coordinating strategic planning (including implementation through business acquisitions and the acquisition of new products and technologies), recruiting and developing new management and promoting corporate goodwill with various stakeholder groups.

Operating Resources

Motivated and Involved Employees

- As part-owners working in an environment where productivity is rewarded, Magna employees are motivated to produce quality products at competitive prices.

Entrepreneurial and Incentivized Managers

- Entrepreneurial, hands-on managers with strong tooling, engineering and manufacturing backgrounds run Magna's divisions. Division managers are responsible for ensuring profitability, achieving customer satisfaction and upholding the principles of the Magna Employee's Charter. Their compensation is tied to the performance of their division, with each manager receiving a relatively low base salary and a pre-determined portion of the division's profits.

Technical Skills Training

- Magna operates a world-class Technical Training Centre that provides hands-on learning in tool and die making, mould making, robotics and pneumatics.

MAGNA



Canada: 60 Facilities/4 R&D Centres
United States: 37 Facilities/15 R&D Centres
Mexico: 9 Facilities
Brazil: 2 Facilities

Magna's global automotive operations include 173 manufacturing facilities and 43 R&D centres focusing on the development of advanced automotive technologies and vehicle systems solutions for the world's major automakers.

During 2001, the Company's global automotive operations were segmented between its publicly traded automotive systems groups – Tesma International Inc., Decoma International Inc. and Intier Automotive Inc. – and its wholly owned subsidiaries, Magna Steyr, and the Company's Metals and Other Automotive Operations, including Cosma International and Magna Mirror Systems.

Global Automotive Sales by Customer



DaimlerChrysler - 30%
Other - 5%
Other OEM - 10%
BMW - 4%
Volkswagen - 6%
General Motors - 25%
Ford - 20%

Total Number of Automotive Employees



Europe - 23,100
Asia Pacific - 900
South America - 250
Mexico - 8,800
United States - 11,650
Canada - 19,500

AT A GLANCE



Great Britain: 11 Facilities/4 R&D Centres
Belgium: 3 Facilities
Germany: 27 Facilities/10 R&D Centres
Poland: 1 Facility
The Czech Republic: 4 Facilities
The Slovak Republic: 1 Facility
Hungary: 1 R&D Centre
Austria: 9 Facilities/6 R&D Centres
Italy: 2 Facilities
France: 2 Facilities
Spain: 2 Facilities
Korea: 2 Facilities
Japan: 1 R&D Centre
China: 1 Facility/1 R&D Centre
India: 1 R&D Centre

Sales

[U.S. $ Millions]



PUBLIC OPERATIONS
3,500
3,000
2,500
2,000
1,500
1,000
500
99 00 01 99 00 01 99 00 01
DECOMA INTIER TESMA



WHOLLY OWNED OPERATIONS
3,500
3,000
2,500
2,000
1,500
1,000
500
99 00 01 99 00 01
MAGNA STEYR
METALS AND OTHER AUTOMOTIVE

Operating Income

[U.S. $ Millions]



PUBLIC OPERATIONS
400
350
300
250
200
150
100
50
99 00 01 99 00 01 99 00 01
DECOMA INTIER TESMA



WHOLLY OWNED OPERATIONS
400
350
300
250
200
150
100
50
99 00 01 99 00 01
MAGNA STEYR
METALS AND OTHER AUTOMOTIVE



V6 Front Engine Cover Module



Transfer Case with Insta-Loc™ Clutch

ENGINE, TRANSMISSION AND FUELING SYSTEMS



Tesma International Inc. is Magna's global engine, transmission and fueling systems group.

Tesma manufactures highly engineered products and modules for vehicle engines, transmissions and fuel systems.

Tesma is a separate publicly traded company and is listed on The Toronto Stock Exchange: TSM.A and NASDAQ: TSMA



"Unique automotive powertrain products and processes provide Tesma with a secure and profitable future by continuously providing our customers with optimal solutions. Our key to success is innovation."

Manfred Gingl
President and CEO, Tesma International Inc.
Vice-Chairman, Magna International Inc.

RESOURCES

Proprietary Technologies and Processes

- Tesma owns a suite of proprietary powertrain and fueling systems technologies, including a compact, high capacity one-way clutch for automotive transmissions and transfer cases, variable capacity oil pumps and water pumps, various capless refueling systems that meet stringent new emission regulations, and a cost-effective thermostat replacement that regulates the amount of engine coolant flow to the radiator.

Engineering and Product Development

- A dedicated engineering and product management group to oversee development of new, technology-intensive products.
- Two R&D centres, as well as state-of-the-art "lead factories" within each product group featuring the latest in engineering and testing technology.

Manufacturing Depth

- Expertise in a wide array of manufacturing processes, including aluminum die-casting, metal roll forming, die-spline rolling, machining, die & flow forming, fineblanking, steel tube bending, hydroforming, end-forming, plastic injection molding, steel plasma welding, precision-heavy stamping and automated assembly.


Stainless Steel Fuel Tank

SOLUTIONS

Automotive Industry Challenge:

Parts Consolidation

***Tesma Solution:* Front Engine Cover Module**

Automakers are increasingly looking to reduce the number of components under the hood by moving to larger and more sophisticated powertrain modules. Tesma's front engine cover module (shown far left on the opposite page) is one of the industry's most advanced and value-added powertrain modules. The engine module incorporates a wide range of components, including the front engine cover, water pump, oil pump, idler, tensioner, pulleys and fasteners. The front engine cover module provides vehicle manufacturers with one-stop shopping in terms of design, development, prototyping, testing and manufacturing, as well as complete program management. The module also provides OEMs with significant reductions in assembly time, which in turn results in cost savings.

***Tesma Solution:* One-Piece Flow Formed Clutch Housing**

Tesma's one-piece flow formed clutch housing (shown below) provides OEM customers with enhanced product performance and parts consolidation. The highly engineered, single-piece transmission product can replace conventional three-piece clutch housings that require three separate manufacturing processes and final welding. By utilizing flow forming manufacturing technology, Tesma is able to create a complex, single component with superior mechanical properties at a reduced cost.

Automotive Industry Challenge:

Reduced Fuel Emissions

***Tesma Solution:* Stainless Steel Fuel Tank System**

Tesma has developed a new stainless steel fuel tank system (shown above) that dramatically reduces fuel vapour emissions, increases corrosion resistance and provides improved material recycling. The tank has been designed to meet new California Air Resources Board (CARB) requirements, among the toughest in the world. The Tesma fuel tank also offers increased fuel storage capacity, which results in a corresponding increase in vehicle range.


Shown here: Noel Alejandro tests a transmission oil pump at Tesma's lead transmission technology factory.


One-Piece Flow Formed Clutch Housing

Automotive Industry Challenge:

Improved Engine Performance

***Tesma Solution:* Insta-Loc™ Clutch**

Drivers are increasingly demanding improved powertrain performance from automakers. Tesma's Insta-Loc™ Clutch (shown top right on the opposite page) is designed to provide better traction and a faster reaction time than competitive systems currently on the market. The result: enhanced driving performance. The Insta-Loc™ clutch also provides OEM customers with substantial weight and cost savings.


METAL BODY AND STRUCTURAL SYSTEMS


MAGNA
COSMA INTERNATIONAL

Cosma International is Magna's wholly owned metal body and structural systems subsidiary and the automotive industry's premier independent metalforming supplier.

Cosma manufactures a comprehensive range of metal body systems, components, assemblies and modules.





Max Amtmann
Executive Vice-President, Cosma Technology, Engineering and Tooling Systems

John Petroni
Executive Vice-President, Cosma Body Systems

Horst Prelog
Executive Vice-President, Cosma Structural Systems

Manfred Bachem
Vice-President, Cosma Europe

"We intend to continue developing and applying the industry's most advanced metalforming technologies to create new metal systems solutions for our customers."

RESOURCES

Design, Engineering and Tooling Capabilities

- All of Cosma's divisions have in-house tool and die making capabilities. In addition, Cosma can provide OEM customers with complete modeling, styling and prototyping services.

Manufacturing Depth

- Cosma has the automotive industry's most comprehensive range of metalforming technologies. These include the group's patented IHV hydroforming technology, hydropiercing, roll forming, conventional stamping and extrusion, tube-to-tube welding and technically advanced laser-welding processes.



SOLUTIONS

AUTOMOTIVE INDUSTRY CHALLENGE:

Vehicle Weight Reduction

***Cosma Solution:* Lightweight Metal Body Systems**

In an effort to achieve improved fuel economy, automakers are aggressively seeking supplier solutions for reducing overall vehicle weight. Cosma has been on the leading edge of utilizing alternate metals such as aluminum and stainless steel in the manufacture of lighter weight components and systems. The group supplies the components used in the new Freightliner Business Class M2 all-aluminum cab frame (shown opposite page). Cosma supplies the truck cab roof, floor pan, door panels (shown to the left), bodysides and various other stampings. The aluminum cab provides significant weight reduction as well as corrosion resistance.



AUTOMOTIVE INDUSTRY CHALLENGE:

Improved Structural Strength

***Cosma Solution:* Hydroformed Modules**

Cosma is using its patented hydroforming technology, which applies extremely high pressure water to bend and shape metal inside a mould, to produce a growing number of assemblies and modules that include everything from engine cradles and radiator supports to full chassis frames for the General Motors full-size pickup and sport utility platform (shown bottom right), one of the highest-volume vehicle platforms in the world. Hydroforming provides OEM customers with a number of benefits, including enhanced structural strength and rigidity, parts consolidation, improved assembly, and weight reduction.

Cosma is also utilizing its revolutionary hydroforming technology to manufacture aluminum tubing (shown above and to the left). The group's design and engineering division, Vehma International, has developed low volume hydroforming applications for the manufacture of aluminum tubes used in large metal body modules and chassis. The hydroformed aluminum tubes provide substantial weight reduction and improved structural integrity. Cosma's engineering division is also investigating a number of innovative new welding processes for aluminum hydroformed tubes as well as joining technologies that do not require direct access to the welding surface.







EXTERIOR SYSTEMS


DECOMA

Decoma International Inc. is Magna's global exterior systems group and the world's leading supplier of exterior vehicle systems and modules.

Decoma designs, engineers and manufactures a wide range of products including plastic body panels, exterior trim components, lighting and fascias.

Decoma is a separate publicly traded company and is listed on The Toronto Stock Exchange: DEC.A and NASDAQ: DECA



"The skills of our people and the technologies they bring allow our customers to build better quality cars at more competitive prices. This not only enhances our potential sales growth and profitability, but also ensures the long-term stability of our company."

Al Power
President and CEO

RESOURCES

Decoma helps define and enhance the exterior appearance of more cars and trucks than any other Tier One supplier in the industry. With a comprehensive range of exterior products and manufacturing processes, Decoma is able to provide complete vehicle exterior appearance packages.

Advanced Technologies and Manufacturing Processes

- Decoma's leading-edge technologies include next-generation chrome plating, thermoplastic body panels and glass dynamic sealing systems. In-house tooling and paint processes give Decoma a competitive advantage in regard to quality and speed-to-market.

Wide Range of Product Capabilities

- Decoma has a greater product breadth than any supplier in the automotive exteriors business. Decoma's product line includes bumper systems, body panels, exterior trim, lighting, running boards, greenhouse and sealing systems, tonneau covers, hard tops and soft tops. Decoma's wide range of exterior product capabilities and processes also enable it to provide bumper-to-bumper coverage.

SOLUTIONS

AUTOMOTIVE INDUSTRY CHALLENGE:

Vehicle Differentiation

***Decoma Solution:* Exterior Vehicle Packages for Customized and Lifestyle Vehicles**

Decoma has quickly established itself as an industry leader in the rapidly growing market for mass customization and niche lifestyle vehicles. Decoma won a Design Excellence Award at the 2001 Specialty Equipment Market Association (SEMA) show for its PT/10 Lifestyle Cruiser concept (shown below). The award-winning concept is a DaimlerChrysler PT pickup with a unique front grille, front fascia and custom tail lights on a PT body. The Decoma PT/10 Lifestyle Cruiser also features a customized rear bed spoiler, side exhausts, Viper engine and stainless tonneau to help create a powerful, performance-driven lifestyle vehicle. Personalized vehicle packages from Decoma such as the PT/10 Lifestyle Cruiser and the Dale Earnhardt Monte Carlo allow OEMs to target niche demographic market categories with popular vehicle customization designs and aftermarket packages.



AUTOMOTIVE INDUSTRY CHALLENGE:

Stronger and Lighter Exterior Systems

***Decoma Solution:* Multipanel Tonneau Covers**

Decoma is one of the industry leaders in the design and development of top systems, including tonneau covers, a rapidly growing product area. Decoma has developed an innovative multipanel tonneau (shown below) that provides OEMs with a much stronger, lighter exterior modular system that reduces assembly costs and improves parts consolidation. The Decoma multipanel tonneau is easy to install, remove and store away when not in use. Using patented STRATA™ technology, the panels feature a highly engineered multilayer composite material that provides reduced weight and increased durability. The tonneau panels are up to 50 percent lighter than competing products and can hold over 400 pounds of weight each. In addition, the tonneau panels feature molded-in colour thermoplastic skins that resist scratching and scuffing during everyday use.



AUTOMOTIVE INDUSTRY CHALLENGE:

Parts Consolidation

***Decoma Solution:* Modular Systems**

From its position as one of the largest suppliers of automotive fascias in the world for vehicles such as the Ford Thunderbird (shown opposite page), Decoma has rapidly become a leader in the development of front and rear end modules – large vehicle systems that incorporate a number of different exterior components. These large exterior modules provide OEMs with improved assembly efficiency and quality. Decoma further strengthened its competitive edge in front and rear end modules through the acquisition in 2001 of an exterior lighting systems supplier. The 2002 Cadillac CTS features a fascia assembly and rear lighting system supplied by Decoma (shown above left).



INTERIOR SYSTEMS


INTIER
Automotive

Intier Automotive Inc. is an industry leader in the development of complete vehicle interiors and is one of the leading suppliers of interior systems, including cockpit modules, modular door systems and panels, overhead systems, complete seat systems, specialty seat mechanisms, and closure systems.

Intier is a separate publicly traded company and is listed on The Toronto Stock Exchange: IAI.A and NASDAQ: IAIA



"Intier Automotive expects to deliver growth in both sales and earnings through the introduction of innovative new products, given the depth of our technical capability and competitive operations."

Don Walker
President and CEO

RESOURCES

Intier is uniquely positioned within the industry to deliver highly integrated interior and closure systems that provide total interior solutions for its global customers.

World Class Styling and Design Capabilities

- Intier Automotive's industrial design group has proven styling, design and graphics capabilities for producing interior concepts that meet the highest standards of craftsmanship and quality.

Consumer-Driven Product Development

- Intier Automotive's market research process is customer-driven and centred on understanding the end consumer's wants and needs in regard to interior automotive design and functionality. Through various research methodologies, Intier designers, engineers and marketing professionals conduct field research to gather first-hand consumer feedback. They then utilize that market and consumer intelligence to develop innovative, first-to-market products that add value to OEM customer vehicles. Such customer-focused products include the automotive industry's first integrated child seat, first removable bench seat, and the first power liftgate offered on a production vehicle.

SOLUTIONS

Automotive Industry Challenge:

Enhanced Interior Storage Space

***Intier Automotive Solution:* Multiple Seating Configurations and Adaptable Closure Systems**

Intier is well known for developing innovative seating system solutions that provide unique functionality. Intier manufactures and supplies some of the industry's most advanced seating mechanisms, including recliners, seat adjusters and patented EZ Entry™ seat features for improved access to rear seating. This enables Intier to create seating systems with multiple configurations such as fold-flat and split seating, as offered on the Mazda Tribute and Ford Escape sport utility vehicles (shown left). The seat system flexibility created by Intier provides vehicles with enhanced storage space and added passenger comfort.

Intier has also developed a unique midgate closure system (shown below) for a future OEM truck program that allows for enhanced cargo storage. The midgate system folds into the rear passenger compartment to increase cargo carrying capacity while also providing a state-of-the-art glass management system with acoustic control and anti-pinch safety features.



Automotive Industry Challenge:

Systems Integration

***Intier Automotive Solution:* Total Interior Management**

Intier is at the forefront of the automotive industry trend toward the supply of complete interiors. As one of the leading automotive interior integrators, Intier is able to help OEM customers manage costs while providing enhanced overall interior styling, fit and finish, and a high calibre of craftsmanship. Intier has been awarded some of the industry's first major contracts to supply total vehicle interiors and has successfully managed a number of integration projects on behalf of OEM customers. One of the most recent and high-profile examples is the significant role that Intier played in the integration of the Cadillac CTS interior (shown opposite page). Intier supplies the instrument panel, cockpit, front console, front and rear door panels and overhead system. In addition, Intier manages all of the interior sub-assembly and sequencing, global sourcing and supplier management, complete interior testing and validation, and total program cost management.

Intier was responsible for the interior project management on the new Mercedes-Benz Vaneo van (shown to the right), including developing a large portion of the interior integration and manufacturing a number of the major interior systems, including complete seating system, door latches and front door panels, and interior trim. Intier also supplies the complete cockpit module, console, pillar trim, rear quarter panels and door panels on a just-in-time basis for the MINI manufactured by BMW. The result: Intier is able to offer customers a single point of contact that can provide overall cost and project management as well as significant vehicle assembly efficiencies.




EXTERIOR AND INTERIOR MIRROR SYSTEMS


MAGNA
MAGNA MIRROR SYSTEMS

Magna Mirror Systems is one of the world's largest suppliers of exterior and interior mirror systems, with fully integrated manufacturing and engineering centres in North America and Europe.

The group is a global leader in mirror technologies, including actuators and positioning systems.



"As a globally dedicated team, we are proud to provide our customers with unique products and innovative technologies. This ensures our continued success within a highly competitive mirror industry."

Volker Rudnitzki *(left)*
Vice-President, North American Group Office

Erwin Winkler *(right)*
Vice-President, European Group Office

RESOURCES

Magna Mirror Systems is at the forefront of providing OEM customers with innovative mirror products that offer improved styling and functionality and a wide range of safety features.

World Leading Technology

- Magna Mirror Systems is one of the world's largest suppliers of power actuator/powerfold technology – the electric brains of a power mirror – and is developing leading-edge, next-generation actuator technologies.

Full-Service Capabilities

- Magna Mirror Systems is one of the industry's most advanced mirror manufacturers with in-house EC (electrochromatic) glass development, powerpack and powerfold manufacturing capabilities, and in-house paint capabilities.

Research and Development

- Magna Mirror Systems opened a North American R&D centre in Michigan last year with prototyping, engineering, design and validation capabilities. The centre features state-of-the-art testing equipment, including a wide range of environmental tests for water, dust, salt and extreme temperature conditions.

SOLUTIONS

Magna Mirror Systems Solution: **Lens Mirror**

Magna Mirror Systems is a leading developer of a mirror technology that has the potential to provide drivers with improved safety visibility while at the same time providing automakers with enhanced vehicle styling options, reduced assembly requirements and improved fuel efficiency. The lens mirror (shown at the bottom of the page) moves the entire mirror assembly, with the exception of the mirror lens, inside the vehicle. A series of lenses and mirrors are used to capture external images and display them through a viewing lens on the dashboard inside the vehicle. The technology offers OEMs a number of potential benefits, including improved fuel efficiency due to reduced drag, reduced wind noise, and ease of assembly. The lens mirror also provides OEMs with unique styling options as the mirror module could be fender- or A-pillar-mounted, providing enhanced stability. Inside the vehicle interior, the lens mirror screen can be used for other driver information displays and can double as a navigation aid screen using electro-optics. In addition, the driver is able to view the mirror directly from the inside of the vehicle, eliminating the chance of impaired vision due to dirt, ice, fog and other environmental factors.

AUTOMOTIVE INDUSTRY CHALLENGE:

Improved Safety

Magna Mirror Systems Solution: **Extendable Mirrors**

Anticipating the trend toward increased trailer towing with large trucks, SUVs and recreational vehicles as well as the need for improved rear viewing on large vehicles, Magna Mirror Systems patented and introduced the first extendable pick-up mirror offered on a production vehicle (a newer version shown opposite page). Magna Mirror Systems' family of extendable mirror products includes aftermarket extendable mirrors with the largest viewing surfaces available in their class. The group is also developing a range of SUV and truck mirrors that offer a number of safety features, including extendable, lighting, reversing and warning devices. The extendable mirror shown above provides manual and power extend options, as well as an integrated turn signal, reversing and security lights and a built-in information display on the extendable arm that can give the driver everything from tire pressure readings to blind spot warning, proximity distances, and outside temperatures. Magna Mirror Systems is patenting and developing additional electric power extending and folding options.



An automated assembly line producing mirrors for Honda. The automated line reduces parts handling, thereby improving quality and productivity.





ENGINEERING ◦ VEHICLE PRODUCTION ◦ DRIVELINE


MAGNA STEYR

Magna Steyr
is the world's premier supplier of
total vehicle engineering for
OEM customers.

Magna Steyr is one of the world's
leading suppliers of niche vehicle
production, assembly and
concept development, as well as
a leading supplier of powertrain
modules, including
all-wheel-drive systems.



"Magna Steyr's overall vehicle competence is based on 100 years of tradition and experience in automobile technology. Magna Steyr is unique among all automotive suppliers in its ability to offer OEM customers a complete package of vehicle competencies – everything from engineering, design and development to delivery of assembled vehicles."

Siegfried Wolf
President and CEO, Magna Steyr
Vice-Chairman, Magna International Inc.

RESOURCES

With total vehicle engineering competence, world-class manufacturing technologies, and vehicle assembly capabilities, Magna Steyr provides cost-effective engineering and automotive production solutions.

One-Stop Automotive Service Supplier

- Magna Steyr is able to offer OEM customers a complete range of automotive competencies from initial vehicle concept design to final assembly and serial production, all under one roof.
  With full-service capabilities and highly flexible production and assembly facilities, Magna Steyr is solidly positioned as a strategic, value-added partner to OEMs.

Technological and Engineering Sophistication

- Magna Steyr possesses world-calibre automotive engineering know-how that is backed by a full range of vehicle technologies, including automotive styling, prototype production, vehicle safety testing, body-in-white assembly, drivetrain technologies and supply chain management.



SOLUTIONS

AUTOMOTIVE INDUSTRY CHALLENGE:

Improved Driving Performance, Comfort and Safety

***Magna Steyr Solution:* Superior Drivetrain Technology**

Magna Steyr is widely regarded as one of the world's most technologically-advanced suppliers of total drivetrain technologies and 4x4 systems for all-wheel-drive automobiles. Magna Steyr's all-wheel-drive transfer cases provide superior traction, noise reduction and overall driving safety, and represent a rapidly growing product segment across a wide range of vehicles. In addition, Magna Steyr has the capability to produce independent front and rear suspension modules. Last year Magna Steyr unveiled its Dynamic Compound Axle technology, a revolutionary innovation in chassis engineering which combines the benefits of an independent rear wheel suspension with a rigid axle. The axle provides improved vehicle driveability in both on-road and off-road situations. Other Magna Steyr powertrain products include highly engineered and precision-manufactured transfer cases (shown below), axle modules and power take-off units.



AUTOMOTIVE INDUSTRY CHALLENGE:

Limited OEM Engineering and Testing Resources

***Magna Steyr Solution:* World-Class Engineering and Testing Services**

Magna Steyr is world-renowned as one of the most sophisticated automotive engineering centres in the industry. The group provides OEMs with engineering competencies in virtually every aspect of vehicle production, and offers a wide range of engineering services that include testing, simulation and systems integration. The group employs approximately 2,000 automotive engineers and technicians focused strictly on the advanced development of components, systems, modules and complete vehicles, particularly in niche categories such as four-wheel drive systems and convertibles. In addition, Magna Steyr provides OEM customers numerous vehicle testing services such as the environmental test chamber (shown below).



AUTOMOTIVE INDUSTRY CHALLENGE:

Growth in Low Volume/Niche Vehicles

***Magna Steyr Solution:* Low Volume/Niche Vehicle Engineering and Assembly**

OEMs are increasingly looking to outsource the project management and assembly of low-volume derivative vehicles, and increasingly they are turning to Magna Steyr, one of the world's leading independent assemblers of low volume and niche vehicles such as the Mercedes-Benz E-Class 4MATIC. Magna Steyr's assembly operation (shown opposite page and top left) has the total capacity to produce 160,000 vehicles per year. Magna Steyr won a major contract in 2001 to provide the global vehicle assembly for BMW's new X3 sports activity vehicle. Production is scheduled to begin in 2004, with annual revenues from the global vehicle engineering and assembly contract and related systems and components expected to be in excess of $1 billion.


GLOBAL ELECTRONIC WAGERING & LIVE HORSE RACING

MEC

Magna Entertainment Corp. (MEC) is the largest operator of thoroughbred racetracks in North America, based on revenue, and one of the world's leading simulcast providers of live thoroughbred racing.

MEC operates a growing off-track betting (OTB) network in several states and a national account wagering service, XpressBet™, which permits customers to wager on races by telephone and over the Internet, where permitted by law.

MEC is a separate publicly traded company and is listed on the *The Toronto Stock Exchange:* MIE.A and NASDAQ: MIEC



"We will continue to grow our live racing and racing-related businesses by focusing squarely on exceeding the expectations of our customers, and by using new electronic media such as the Internet and interactive TV to take the thrill of wagering and horse racing entertainment to our customers in their homes and on the road."

Jim McAlpine
President and CEO

RESOURCES

MEC acquired its first racetrack, Santa Anita Park near Los Angeles, California, in 1998 and is today the largest operator of thoroughbred racetracks in North America. MEC now operates 10 racetracks, including four of the premier racetracks in North America, and is at the forefront of transforming the horse racing and wagering business into one of the world's most dynamic entertainment businesses.

Economies of Scale

- MEC is utilizing best practices from across its racetrack network and economies of scale to improve operating efficiency and profitability.

Racing Content and Distribution Ownership

- MEC has a competitive advantage through its ownership of both live racing content and live racing and wagering distribution channels. MEC's national account wagering service, XpressBet™, enables customers to wager on horseracing by telephone and over the Internet at www.xpressbet.com. In addition, MEC has a growing network of off-track betting (OTB) facilities.

Global Broadcast Reach

- MEC is one of the world's leading simulcast suppliers of live horse racing content to inter-track, off-track and account wagering markets.



SOLUTIONS

INDUSTRY CHALLENGE:

Expand Viewing Audience

***MEC Solution:* Enhanced Broadcast Distribution**

As one of the world's leading simulcasters of live horse racing, MEC exports its racing signal to a large number of wagering outlets around the world. MEC operates three broadcast facilities and produces award-winning horse racing programing for television broadcasters such as FOX Sports West 2 TV and DIRECTV. In addition, in early 2002 MEC entered into a joint venture to create the Racetrack Television Network (RTN), a private, direct-to-home, subscription-based satellite service. (Shown to the left, an MEC satellite farm at Gulfstream Park).

INDUSTRY CHALLENGE:

Attract More Customers and Increase Wagering

***MEC Solution:* Deliver MEC Racing To Customers**

MEC's goal is to bring the thrill and excitement of MEC racing and wagering into the homes of people around the world via interactive cable, satellite, broadcast television and the Internet. MEC launched its XpressBet™ telephone account wagering system and Internet account wagering platform, www.xpressbet.com, in January, 2002. These two account wagering businesses significantly increase revenues by offering customers the ability to wager from home or on the road when it is not convenient for them to visit the racetrack. (Shown below and to the right, MEC racing and wagering via streaming video over the Internet).



Santa Anita Park
XpressBet
Membership Card
0 0 1 2 3 4



RACE
4
MTP
0
TIME
2:03
TRACK
FIRM

INDUSTRY CHALLENGE:

Increase Track Attendance

***MEC Solution:* Create Customer-Friendly Racetracks**

MEC is upgrading its track facilities to make them more customer-friendly, with improved grandstands, more and bigger television screens for better viewing, state-of-the-art wagering terminals and quality dining and entertainment lounges. In addition, MEC has introduced automated betting machines to make wagering simpler and more convenient, as well as introducing new and innovative wagering formats and Player Reward cards. In order to maximize utilization of its facilities and broaden customer appeal, a number of MEC racetracks offer additional entertainment options, including live, open-air concerts and corporate hospitality services. MEC intends to develop its premier racetracks into world-class entertainment destination centres through joint venture arrangements with strategic partners who would provide development expertise and financing. The entertainment complexes would likely include retail shopping, restaurants, hotels and other themed entertainment venues.


$500
$1,000
$1,500
$2,000+

Ford Thunderbird – Magna manufactures the front and rear fascias, front door latching systems, rocker moldings, underbody stampings, header moldings and air intake molding.


$500
$1,000
$1,500
$2,000+

Nissan Altima – Magna supplies the power decklid latch and striker, door sash assemblies, drip moldings, mud guards, fog lamp cover and alternator pulley.


$500
$1,000
$1,500
$2,000+

Mercedes-Benz Vaneo – Magna manufactures the complete seating system, door latches, front door panels, rear quarter panel, interior pillar moldings and interior carpet.


$500
$1,000
$1,500
$2,000+

Cadillac Escalade EXT – Magna supplies the frame assembly, radiator support, cargo box, tail lamps, front and rear fascias, claddings, engine oil pump, flexplate, reverse input clutch assembly and alternator pulleys.


$500
$1,000
$2,000+

Ford Mondeo – Magna manufactures the front and rear fascias, roof molding and hydroformed rear bumper reinforcements.



BMW 7 Series – Magna manufactures the rocker panels, centre console cover, complete bootspace and interior pillar moldings.


$500
$1,000
$1,500
$2,000+

Dodge Ram – Magna manufactures the front and rear sport fascias, overhead system, window regulators, dual rear wheel fender, tailgate latches and various engine and transmission components.


$500
$1,500
$2,000+

MCC Smart City Coupe – Magna supplies the complete space frame, complete doors and tailgate module.


$500
$1,000
$1,500
$2,000+

Mercedes-Benz C-Class – Magna supplies the exterior and interior mirrors, front and rear fascias, bodyside moldings, interior trim, radiator grille, rocker panels, interior carpet and rear seat cushion frame.


MINI COOPER S
$500
$1,000
$1,500
$2,000+

MINI Cooper – Magna supplies the instrument panel cockpit, door panels, front and rear fascias, interior garnish trim, exterior mirrors, rear interior quarter panels, centre console and tailgate trim.

Global Vehicle Content

Many of the world's best selling cars, vans, trucks and sport utility vehicles carry Magna-produced components and systems. Magna's average dollar content per vehicle increased in North America and Europe in 2001 as a result of increased market penetration and product diversification.



Average Dollar Content Per Vehicle Growth (US$)
North America
Europe
$400
$300
$200
$100
93
94
95
96
97
98
99
00
01



$500
$1,000
$1,500
$2,000 +

Cadillac CTS – Magna supplies the instrument panel, cockpit, front console, front and rear door panels, overhead system, front and rear fascias, tail lamps and the front engine cover module.



$500
$1,000
$1,500
$2,000 +

GMC Envoy – Magna supplies the front and rear window regulators, reveal moldings, running board components, balance shaft assembly, servo piston assembly and engine water pump.



$500
$1,000
$1,500
$2,000 +

Saturn VUE – Magna manufactures the complete seating, overhead system, front fascia, front engine cover with oil pump, fuel filler cap and water management crossover assembly.



$500
$1,000
$1,500
$2,000 +

Mercedes-Benz G-Class – Magna assembles the Mercedes-Benz G-Class at its Magna Steyr assembly facility in Austria.



$500
$1,000
$1,500
$2,000 +

Lincoln Navigator – Magna supplies the door cassette module, retractable running boards, sealing systems, transmission oil pump assembly and various engine components.



$500
$1,000
$1,500
$2,000 +

Toyota Camry – Magna manufactures the front grille, rocker panel, rear package tray and miscellaneous stampings.



$500
$1,000
$1,500
$2,000 +

Ford Escape – Magna supplies the complete seating, overhead system, front and rear door panels, metal underbody stampings and assemblies, radiator assembly, front and rear fascias and various engine and transmission assemblies.



$500
$1,000
$1,500
$2,000 +

Chrysler Town & Country – Magna manufactures the complete seating, front and rear fascias, front grille, rear bumper beam, claddings, exterior mirrors, power sliding door, power liftgate and various engine components.

FINANCIAL REVIEW
AND OTHER INFORMATION

All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars millions unless otherwise noted. This MD&A should be read in conjunction with Magna International Inc.'s ("Magna" or the "Company") audited consolidated financial statements for the year ended December 31, 2001.

OVERVIEW

Despite significant declines in North American vehicle production volumes, Magna once again posted record-breaking financial results, including:

- Record automotive sales of $10.5 billion;
- Record average dollar content per vehicle in North America of $403;
- Record average dollar content per vehicle in Europe of $178;
- Record automotive operating income of $849 million;
- Record net income from operations[1] of $522 million;
- Record diluted earnings per share from operations[1] of $5.56; and
- Record cash from operations of $1.0 billion.

Global Systems Groups

The past year highlighted the numerous changes sweeping the automotive industry. The industry is in the midst of fierce global competition, excess capacity, ongoing consolidation and the continuous challenge of producing a better quality product at a lower price. In order to remain profitable and competitive, Magna continues to refine its corporate structure to meet changing conditions in the global economy and within the automotive industry. Magna's operating structure will constantly evolve to anticipate the needs of its customers and to keep ahead of changes within the industry.

In an effort to remain at the leading edge of the automotive system and module supply business and to better meet the sourcing needs of its customers, over the past decade Magna strategically realigned its operating divisions into vehicle systems groups responsible for major vehicle systems areas. This change enabled Magna to accelerate the development of larger vehicle systems and modules in order to meet its customers' desire to source fewer, but more complex, vehicle modules.

In addition, when management anticipated that Magna's customers would begin sourcing components and systems on a global basis, Magna's manufacturing divisions were restructured into global automotive systems groups. Pursuant to this strategy, two significant transactions were completed during 2001. In January 2001, Decoma International Inc. ("Decoma"), a publicly traded subsidiary of Magna, purchased Magna Exterior Systems and the remaining 60% of Decoma Exterior Trim owned by Magna. Then, in February 2001, Intier Automotive Inc. ("Intier") was created, bringing together the product capabilities and systems expertise of Magna's interior, seating and closure systems groups. In August 2001, Magna successfully spun out Intier as a separate public company, the third of Magna's major automotive systems groups to go public.

One of the key benefits of this global automotive systems group strategy is that it ensures that each group remains focused on its core area of automotive systems expertise, enabling it to become an industry leader in each of their respective product categories.

Magna's global product alignment is substantially complete. Magna now supplies products and services through the following global product groups:

Public Subsidiaries

- Decoma International Inc. – a variety of exterior components and systems, including fascias (bumpers), front and rear end modules and plastic body panels
- Intier Automotive Inc. – interior and closure components, systems and modules, including complete seats, instrument and door panel systems and sound insulation, and closure systems
- Tesma International Inc. – highly engineered engine, transmission and fueling systems and modules

Wholly Owned Subsidiaries

- Magna Steyr – complete drivetrain technologies and complete vehicle engineering and assembly of low volume derivative and niche vehicles
- Metals (operating as Cosma International) – stamped, hydroformed and welded metal body systems, components, assemblies and modules
- Magna Mirror Systems – exterior and interior mirror systems

In addition to the Company's automotive operations, Magna has certain non-automotive operations held through its public subsidiary, Magna Entertainment Corp. ("MEC"). MEC is the leading owner and operator of thoroughbred racetracks in the United States, based on revenue, and a leading supplier, via simulcasting, of live racing content to the inter-track, off-track and account wagering markets. MEC currently operates eight thoroughbred racetracks, one standardbred racetrack and one greyhound racetrack, as well as the simulcast wagering venues at these tracks. In addition, MEC operates off-track betting facilities and a national account wagering business named "XpressBet™", which permits customers to place wagers by telephone and over the Internet on horse races at up to 65 racetracks in North America.

2002 Outlook

Given its operational and financial strengths, including one of the strongest balance sheets in the industry, Magna enters 2002 in a solid position to meet the challenges of the year ahead. Magna is well positioned to capitalize on industry trends and to continue to grow its average content per vehicle in both North America and Europe.

Although it is very difficult to predict the extent and duration of future vehicle production declines and other economic uncertainties, Magna's results are expected to continue to be impacted by the uncertain conditions that are affecting the automotive industry generally, including production cut-backs, OEM price concessions under long-term arrangements and general economic uncertainty.

(1) The Company measures and presents net income from operations and diluted earnings per share from operations because they are measures that are widely used by analysts in evaluating the operating performance of the Company. In 2001, net income from operations and diluted earnings per share from operations are based on net income and diluted earnings per share, respectively, as disclosed in the consolidated financial statements, but exclude other income (net of related taxes) of $46 million, and a future income tax recovery of $12 million. 2001 diluted earnings per share from operations also excludes the impact of a $10 million charge to retained earnings related to foreign exchange on the redemption of the 5% Convertible Subordinated Debentures. However, net income from operations and diluted earnings per share from operations do not have any standardized meaning under Canadian generally accepted accounting principles and are therefore unlikely to be comparable to similar measures presented by other companies.

For 2002, Magna is expecting production volumes of approximately 15.3 million units (including medium and heavy trucks) in North America and approximately 15.9 million units in Europe. Magna expects 2002 average dollar content per vehicle to range between $425 and $445 in North America and between $210 and $230 in Europe.

Based on the expected declines in production volumes, the increases in average dollar content per vehicle in North America and Europe, each compared to 2001, and anticipated tooling and other automotive sales, Magna expects its automotive sales for 2002 to range from $10.8 billion to $11.6 billion. In addition, diluted earnings per share from operations for 2002 are expected to be in the range of $5.25 to $5.90.

Magna expects that 2002 spending for fixed assets for its automotive business will be in the range of $650 million to $700 million. The majority of 2002 planned automotive capital spending relates to the award of new production contracts, new production facilities, maintenance improvements and planned efficiency enhancements. Magna is in a position to meet all 2002 planned cash requirements from its cash balances on hand, existing credit facilities and cash flow from operations.

RISKS AND UNCERTAINTIES

Magna's results are directly affected by the levels of North American and European car and light truck production and its ability to obtain new production contracts. Magna's results are also directly affected by the average exchange rate used to translate the results of its operations having a functional currency other than the U.S. dollar into U.S. dollars. Current factors impacting the automotive industry and the ability to obtain new production contracts from OEM customers include the requirement for suppliers to manufacture and supply more complex systems, including modular systems, maintain the financial strength to expand, support and supply OEMs, provide increased engineering, finance customer-owned tooling, effectively manage complete programs, and have full service supplier capabilities, in each case on a global basis. Management believes that Magna's product diversity and overall capabilities position it to benefit from these factors. As a result of the continued globalization of the automotive industry, increased outsourcing by OEM customers of larger, more complex modules and systems to independent Tier One suppliers and the continuing consolidation of the supplier base, the Company expects continued customer penetration in North America and Europe during 2002 and beyond.

OEM production volumes in each of North America and Europe may be impacted by a number of geographic factors, including general economic conditions, interest rates, fuel prices and availability, legislative changes, environmental emission and safety issues and labour and/or trade relations.

Magna's reliance on its OEM customers makes it susceptible to risks generally applicable to industry participants, including the extent of OEM outsourcing in both North America and Europe. The extent of OEM outsourcing is dependent on a number of factors, including the cost, quality and timeliness of external production relative to in-house production by OEMs, technological capability, the degree of unutilized capacity at OEM manufacturing facilities and OEM labour relations.

RESULTS OF OPERATIONS

Foreign Exchange

	2001	2000	Change
1 Canadian dollar equals U.S. dollars	**0.6456**	0.6731	-4%
1 Euro equals U.S. dollars	**0.8951**	0.9222	-3%
1 British Pound equals U.S. dollars	**1.4397**	1.5130	-5%

The preceding table reflects the average foreign exchange rates between the most common currencies in which Magna conducts business and its U.S. dollar reporting currency. Significant changes in these foreign exchange rates impact the reported U.S. dollar amounts of Magna's sales, expenses and income. Throughout this MD&A, reference is made to the impact of foreign exchange on reported U.S. dollar amounts where relevant.

Total Sales

Total sales were a record $11.0 billion for 2001, reflecting record sales levels at the Company's automotive and non-automotive operations of $10.5 billion and $519 million, respectively.

Automotive Sales

	2001	2000	Change
Vehicle Production Volumes *(Millions of Units)*			
North America	15.8	17.7	-11%
Europe	16.5	16.7	-2%
Average Dollar Content Per Vehicle			
North America	$403	$344	+17%
Europe	$178	$162	+10%
Automotive Sales			
North American Production	$ 6,366	$ 6,111	+4%
European Production and Assembly	2,926	2,710	+8%
Other Automotive	1,215	1,278	-5%
Total Automotive Sales	$10,507	$10,099	+4%

Automotive Sales Analysis *[U.S. $ Millions]*



2001
Tooling, Engineering and Other Automotive – 1,215
European Production and Assembly – 2,926
North American Production – 6,366
2000
Tooling, Engineering and Other Automotive – 1,278
European Production and Assembly – 2,710
North American Production – 6,111


Automotive Production Volumes
[Millions of Units]
20
15
10
5
0
North America: -11%
Europe: -2%
17.7
15.8
16.7
16.5
Fiscal 2000
Fiscal 2001


Average Dollar Content Per Vehicle
[U.S. $]
500
400
300
200
100
0
North America: +17%
344
403
Europe: +10%
162
178
Fiscal 2000
Fiscal 2001

Total automotive sales reached a record level in 2001, increasing 4% compared to 2000. Growth in total automotive sales in 2001 was achieved despite a substantial decline in North American vehicle production volumes.

North America

North American production sales increased 4% or $255 million. This increase in sales reflects an increase in the Company's North American average dollar content per vehicle offset in part by an 11% decline in North American vehicle production volumes from 2000.

In North America, the Company's average dollar content per vehicle grew to $403 for 2001 compared to $344 for 2000. The increase in content relates primarily to a full year's production on programs that launched during 2000, including the Ford U204 (Ford Escape/Mazda Tribute), the DaimlerChrysler RS (minivan), and certain models for the General Motors GMT 800 (full size trucks and sport utilities), and the launch of other new programs, including the Ford U152 (Explorer) program. Content was also increased by the acquisition of the remaining 49% interest in the Conix Group (October 2000) and the acquisition of Autosystems (September 2001). These increases in content were partially offset by the impact of lower volumes on other long-running high content programs, including the DaimlerChrysler LH (Concorde, Intrepid, 300M and LHS) program, a reduction in reported U.S. dollar sales due to the weakening of the Canadian dollar against the U.S. dollar, and the disposition in 2000 of Invotronics Manufacturing, Powerlasers and Magna's ownership interest in Webasto Sunroofs Inc. (collectively the "North American Dispositions").

Europe

European production and assembly sales increased approximately 8% or $216 million. This increase in sales reflects increases in the Company's European average dollar content per vehicle offset in part by a 2% decline in European vehicle production volumes from 2000.

In Europe, the Company's average dollar content per vehicle grew to $178 for 2001 compared to $162 for 2000. The increase in content reflects increased assembly sales at the Company's Magna Steyr assembly operations in Austria, and additional sales generated from the ramp-up of various programs, including the BMW Mini and the Jaguar X400 programs. These increases were partially offset by a decrease in reported U.S. dollar sales due to the weakening of the Euro and British Pound, each against the U.S. dollar.

Other Automotive

Other automotive sales, which include tooling and engineering sales, decreased $63 million in 2001 to $1.2 billion. The decrease was primarily the result of reduced tooling sales at Magna Steyr and the Metals and Other Automotive Operations. The lower tooling sales at Magna Steyr reflect the substantial completion of the General Motors GMT 250 (Aztek) and GMT 257 (Rendezvous) tooling programs in 2000 in addition to reduced sales as a result of the disposal in 2000 of the only remaining non-core business related to Magna's acquisition of Steyr-Daimler-Puch in June 1998. The lower tooling sales at the Metals and Other Automotive Operations reflect the substantial completion of the General Motors GMT 800 and Ford U204 tooling programs in 2000.

Refer also to the automotive sales discussion in AUTOMOTIVE SEGMENTS below.

Gross Margin

Gross margin as a percentage of total automotive sales for 2001 was 18.3% compared to 18.2% in 2000. Gross margins were positively affected by improved performance at a number of divisions, including facilities with new program launches, in particular facilities producing for the DaimlerChrysler RS, the Ford U204, and the General Motors GMT 800 programs. These improvements were partially offset by the negative impact of the substantial reduction in North American vehicle production in 2001, customer pricing concessions, ramp-up costs for new start-up operations and production inefficiencies at certain divisions.

Depreciation and Amortization

Depreciation and amortization costs increased to $399 million (including goodwill amortization of $16 million) for 2001 from $372 million (including goodwill amortization of $15 million) for 2000. The increase in depreciation and amortization in 2001 was primarily due to Magna's investment in capital equipment to support new production programs and facilities, and higher capital asset depreciation and goodwill amortization related to the acquisition in October 2000 of the remaining 49% interest in the Conix Group joint venture. These increases were partially offset by a decrease in reported U.S. dollar depreciation and amortization due to the weakening of the Euro, Canadian dollar and British Pound, each against the U.S. dollar.

Selling, General and Administrative ("SG&A")

SG&A expenses as a percent of total automotive sales for 2001 was unchanged at 6.5%. SG&A costs were $685 million for 2001, up from $655 million for 2000. The increase was due in part to additional spending to support major program launches and start-up facilities and an $11 million long-service payment made during the second quarter of 2001 to Magna's former President and Chief Executive Officer. These increases were partially offset by a decrease in reported U.S. dollar SG&A due to the weakening of the Euro, Canadian dollar and British Pound, each against the U.S. dollar.

Interest Expense, net

Interest expense (net of interest income) decreased during 2001 to $2 million compared to $13 million for 2000. This decrease reflects an increase in average net cash balances (excluding MEC) and reduced interest expense as a result of the conversion/redemption of the outstanding 5% Convertible Subordinated Debentures during the third quarter of 2001. These decreases were partially offset by interest expense on the October 2000 issuance by Decoma of 9.5% Subordinated Debentures in connection with the Conix Group acquisition. The balance of these debentures was redeemed by Decoma in November 2001.

Operating Income – Automotive

Automotive operating income was $849 million for 2001 compared to $809 million for 2000. The 5% increase in operating income in 2001 is the result of a higher gross margin as a result of increased sales and improved margin percentages, increased equity income and lower interest expense, partially offset by an increase in depreciation and amortization and higher SG&A spending in 2001.

Operating Income – Magna Entertainment Corp.

2001	Racetrack Operations	Real Estate Operations	Total
Revenues	$460	$59	$519
Costs and expenses	458	38	496
Operating income - MEC	$ 2	$21	$ 23

2000	Racetrack Operations	Real Estate Operations	Total
Revenues	$356	$58	$414
Costs and expenses	360	52	412
Operating income - MEC	$ (4)	$ 6	$ 2

Racetrack Operations

Revenues from racetrack operations were $460 million in 2001 compared to $356 million in 2000, an increase of $104 million or 29%. The increase in revenues was primarily attributable to the acquisitions of Ladbroke Racing Pennsylvania Inc. and Sport Broadcasting, Inc. (collectively the "Ladbroke Companies") in April 2001 and Bay Meadows in November 2000, which increased racetrack revenues in 2001 by $51 million and $64 million, respectively.

Operating income from racetrack operations improved $6 million to $2 million in 2001. The improved operating performance was the result of cost savings at several racetracks and increased contribution due to more live race days in 2001 (primarily attributable to the acquisitions of the Ladbroke Companies and Bay Meadows). Partially offsetting these improvements was an increase in depreciation and amortization, primarily due to the amortization of racing licenses at Bay Meadows and the Ladbroke Companies, and an increase in net interest expense.

Real Estate Operations

Revenues from real estate operations were $59 million in 2001, an increase of $1 million compared to $58 million in 2000. Operating income from real estate operations increased to $21 million in 2001 from $6 million in 2000. The increase was primarily the result of higher gains realized on the sale of excess real estate. Revenues and operating income in 2001 were benefitted by $40 million and $19 million, respectively, as a result of real estate dispositions, whereas in 2000, revenues and operating income were benefitted by $38 million and $7 million, respectively.

Other Income

	2001	2000	Change
Dilution gains (losses):			
MEC	$ (7)	$ –	
Decoma	47	–	
Intier	6	–	
Tesma	–	36	
Gain on sale of Webasto Sunroofs Inc.	–	94	
Gain on sale of Invotronics Manufacturing	–	31	
	$ 46	$ 161	-71%

Other income is separately disclosed before income taxes. Other income items are limited to gains and losses realized by Magna on the disposal, or dilution, of investments that it holds in both its automotive and non-automotive operations.

For the year ended December 31, 2001

In April 2001, MEC, a publicly traded subsidiary of Magna, issued 3.2 million shares of Class A Subordinate Voting Stock to complete the acquisition of certain businesses (see note 9 to the Company's consolidated financial statements). Magna incurred a loss of $7 million from its ownership dilution on the issue. The loss incurred was not subject to income taxes as the issue was completed on a primary basis by MEC.

In June 2001, Decoma, a publicly traded subsidiary of Magna, completed a public offering by issuing 16.1 million Decoma Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of $111 million. Magna recognized a gain of $49 million from its ownership dilution arising from the issue. The gain realized was not subject to income taxes as the issue was completed on a primary basis by Decoma. In addition, in October 2001, Decoma redeemed the outstanding amount of the Decoma Subordinated Debentures. Magna incurred a loss of $2 million from its ownership dilution arising from the redemption. The loss incurred was not subject to income taxes.

On August 9, 2001, Intier, a subsidiary of Magna, completed an initial public offering by issuing 5.5 million Intier Class A Subordinate Voting Shares to third parties for aggregate cash consideration, net of share issue expenses, of $72 million. Magna recognized a gain of $6 million from its ownership dilution arising from the issue. The gain realized was not subject to income taxes as the issue was completed on a primary basis by Intier.

For the year ended December 31, 2000

During the year ended December 31, 2000, Magna recognized a gain before income taxes of $36 million on the sale of 4.4 million Class A Subordinate Voting Shares of Tesma International Inc. ("Tesma"), a publicly traded subsidiary of Magna.

The Company also completed the sale of its 50% interest in Webasto Sunroofs Inc., a joint venture, and related real estate and completed the sale of Invotronics, a wholly owned manufacturing division. The Company recognized gains before income taxes of $94 million and $31 million on these disposals, respectively.

Income Taxes

Magna's effective income tax rate on operating income (excluding equity and other income) for 2001 decreased to 33.9% from 36.1% for 2000. The decrease in the effective tax rate is primarily the result of a future income tax recovery of $12 million related to the reduction of enacted income tax rates in Canada and the realization of tax refunds on the distribution of earnings from certain German subsidiaries. Excluding these items, the effective income tax rate was 36.1% for 2001, substantially unchanged from 2000.

Minority interest

Minority interest expense increased $22 million over 2000 to $48 million for 2001. The increase in minority interest expense is primarily due to higher earnings at Decoma and MEC, and an increase in minority interest entitlements at each of the Company's public subsidiaries, including Intier, which was successfully spun-off as a separate public company in August 2001.

Net income

During 2001 net income from operations was a record $522 million, which excludes other income (net of related taxes) of $46 million and a future income tax recovery of $12 million. This represents a 5% increase over 2000 net income from operations of $497 million, which excludes other income (net of related taxes) of $101 million. The increase in net income from operations of $25 million is primarily the result of the $61 million increase in operating income, partially offset by increases in income taxes (excluding the future income tax recovery) and minority interest of $14 million and $22 million, respectively. Including other income and the future income tax recovery, net income for 2001 decreased to $580 million from $598 million for 2000.

Earnings per Share

	2001	2000	Change
Earnings per Class A Subordinate Voting or Class B Share:			
Basic	$ 6.57	$ 7.04	-7%
Diluted	$ 6.20	$ 6.44	-4%
Earnings per Class A Subordinate Voting or Class B Share from operations:			
Basic	$ 6.52	$ 6.33	+3%
Diluted	$ 5.56	$ 5.32	+5%
Average number of Class A Subordinate Voting and Class B Shares outstanding:			
Basic	80.1	78.5	+2%
Diluted	91.4	91.5	–

In December 2000, The Canadian Institute of Chartered Accountants ("CICA") issued new accounting recommendations for the presentation and disclosure of basic and diluted earnings per share. See NEW ACCOUNTING PRONOUNCEMENTS below and note 2 to the Company's consolidated financial statements.

Diluted earnings per share from operations are calculated using net income from operations. In addition, diluted earnings per share from operations for 2001 excludes a $10 million charge to retained earnings related to foreign exchange on the redemption of the 5% Convertible Subordinated Debentures. For more information see note 6 to the Company's consolidated financial statements.

Diluted earnings per share from operations was $5.56 for 2001 compared to $5.32 for 2000. The increase in diluted earnings per share from operations is due to higher net income from operations, a decrease in financing charges on other paid-in capital and a decrease in the weighted average number of shares outstanding. The decrease in financing charges and the weighted average number of shares outstanding is due to the redemption of the outstanding 5% Convertible Subordinated Debentures which were not converted to Class A Subordinate Voting Shares prior to September 2001.

AUTOMOTIVE SEGMENTS

During 2001, the Company reorganized its automotive operations along global product lines. Each automotive systems group provides full service systems integration in a specific vehicle area.

The Company's automotive operations are further segmented in the Company's internal financial reports along global product lines between publicly traded and wholly owned operations. The segregation of automotive operations between publicly traded and wholly owned recognizes the fact that in the case of wholly owned operations, the Company's President and Chief Executive Officer and executive management have direct responsibility for the key operating, financing and resource allocation decisions, whereas in the case of publicly traded operations, such responsibility has been delegated to the public company's separate board of directors and their executive management.

The sales amounts in the segmented discussion below are before intersegment eliminations.

	2001		2000	
	Total sales	Operating income	Total sales	Operating income
Public Automotive Operations				
Decoma International Inc.	$ 1,885	$ 118	$ 1,648	$ 94
Intier Automotive Inc.	3,268	81	2,971	67
Tesma International Inc.	791	74	785	94
Wholly Owned Automotive Operations				
Magna Steyr	1,510	31	1,358	41
Metals and Other Automotive Operations	3,165	365	3,479	310
Corporate and other	(112)	180	(142)	203
	$ 10,507	$ 849	$ 10,099	$ 809

Sales *[U.S. $ Millions]*


PUBLIC OPERATIONS
3,500
3,000
2,500
2,000
1,500
1,000
500
0
99 00 01
DECOMA
99 00 01
INTIER
99 00 01
TESMA


WHOLLY OWNED OPERATIONS
3,500
3,000
2,500
2,000
1,500
1,000
500
0
99 00 01
MAGNA STEYR
99 00 01
METALS AND OTHER AUTOMOTIVE

Operating Income *[U.S. $ Millions]*


PUBLIC OPERATIONS
400
350
300
250
200
150
100
50
0
99 00 01
DECOMA
99 00 01
INTIER
99 00 01
TESMA


WHOLLY OWNED OPERATIONS
400
350
300
250
200
150
100
50
0
99 00 01
MAGNA STEYR
99 00 01
METALS AND OTHER AUTOMOTIVE

Decoma International Inc.

Sales

Decoma's sales increased $237 million or 14% to $1,885 million for 2001. The increase in sales reflects increases in Decoma's average dollar content per vehicle in both North America and Europe partially offset by declines in vehicle production volumes, both in North America and Europe.

In North America, the increase in Decoma's dollar content per vehicle relates primarily to the additional sales recorded due to the full consolidation of the Conix Group, which was acquired in October 2000. The increase in content was also driven by the acquisition of Autosystems in September 2001, strong volumes for the DaimlerChrysler PT44 (PT Cruiser), the launch of the General Motors GMT 805 (Avalanche) program, the recent launch of other new programs, including the Ford U152 (Explorer) program, and a full year's production on programs that launched during 2000, including the DaimlerChrysler RS (minivan) and JR (Cirrus, Stratus and Sebring) programs. These increases were partially offset by lower volumes on other long-running high content programs including the DaimlerChrysler LH (Concorde, Intrepid, 300M and LHS) program and a reduction in reported U.S. dollar sales due to the weakening of the Canadian dollar against the U.S. dollar.

In Europe, the increase in Decoma's dollar content per vehicle reflects the acquisition of the remaining 49% interest in the Conix Group, additional sales generated from the ramp-up of the Ford Mondeo program and the start of production on the Jaguar X400 program. These increases were partially offset by a reduction in reported U.S. dollar sales due to the weakening of the Euro and British Pound, each against the U.S. dollar.

Operating Income

Decoma's operating income increased $24 million or 26% to $118 million for 2001. This increase was the result of the addition of the 49% portion of the Conix Group's operating income, significant improvements at Decoma's Mexican operations, contributions from recent new program launches in North America and Europe, and improved performance at a new exterior trim facility that experienced significant start-up difficulties in 2000. These improvements were partially offset by operating losses of $23 million at Decoma's Merplas facility in the United Kingdom, OEM price concessions effective January 1, 2001, lower vehicle production volumes including lower volumes on the high content DaimlerChrysler LH program and operating inefficiencies at a facility in Belgium.

Intier Automotive Inc.

Sales

Intier's sales increased $297 million or 10% to $3,268 million for 2001. The increase in sales reflects increases in Intier's average dollar content per vehicle in both North America and Europe partially offset by declines in vehicle production volumes, both in North America and Europe.

In North America, the increase in Intier's dollar content per vehicle relates primarily to a full year's production on programs that launched during 2000, including the DaimlerChrysler RS (minivan) and the Ford U204 (Ford Escape and Mazda Tribute) programs, and the recent launch of other new programs, including the DaimlerChrysler DR (Dodge Ram Pickup), the GMT 315 (Saturn VUE) and the GMX 320 (Cadillac CTS) programs. These increases were partially offset by a reduction in reported U.S. dollar sales due to the weakening of the Canadian dollar against the U.S. dollar.

In Europe, the increase in Intier's dollar content per vehicle reflects additional sales generated from the ramp-up of the Opel Vivaro/Renault Trafic and Ford Transit programs and the start of production on the BMW Mini program. These increases were partially offset by a reduction in reported U.S. dollar sales due to the weakening of the Euro and British Pound, each against the U.S. dollar.

Operating Income

Intier's operating income increased $14 million or 21% to $81 million for 2001. This increase was a result of significant improvements at certain of Intier's operations, in both North America and Europe and contributions from recent new program launches in North America and Europe, including the Ford U204, DaimlerChrysler RS and BMW Mini programs. These improvements were partially offset by higher engineering costs associated with new programs, lower production volumes in North America and Europe, an increase in fees paid to Magna, and other public company costs that were not incurred during 2000.

Tesma International Inc.

Sales

Tesma's sales increased $6 million or 1% to $791 million for 2001. This increase in sales reflects a $14 million increase in tooling sales offset by an $8 million decrease in production sales. The increase in tooling sales reflects Tesma's ongoing involvement in new customer programs and product launches and the continued expansion of its product offerings. The decrease in production sales was the result of an 11% decline in North American production volumes and the modest 2% decline in European production volumes. Partially offsetting the production volume declines was an increase in Tesma's average dollar content per vehicle in North America. Tesma's European dollar content per vehicle was substantially unchanged.

In North America, the increase in Tesma's dollar content per vehicle relates primarily to the recent launch of new programs, including the General Motors Vortec 4200 engine (SUV Family) and GM L850 and Line 6 engine, and Ford's V8 engine programs. Also increasing content per vehicle in North America was the ramp-up of the Allison LCT transmission program, the ramp-up of a number of water management programs, the GM 1-2 accumulator cover business, new content on General Motors' 4L60E transmission, and increased volumes on certain tensioner and alternator decoupler programs. These increases were partially offset by a reduction in reported U.S. dollar sales due to the weakening of the Canadian dollar against the U.S. dollar.

Operating Income

Tesma's operating income decreased $20 million or 21% to $74 million for 2001. This decrease was a result of the substantial decline in North American production volumes, high operating costs at facilities which are launching several new programs, increased engineering and development activities at Tesma's European fuel divisions in preparation of new fuel tank and filler pipe programs, customer pricing concessions, increased depreciation and amortization expense, higher interest costs, increased fees paid to Magna, and costs associated with the proposed merger of Tesma and Magna Steyr. These decreases were partially offset by contributions from new programs, including those described above and improved operating efficiencies at certain facilities.

Magna Steyr

Sales

Magna Steyr's sales increased $152 million or 11% to $1,510 million for 2001. The increase in sales reflects increases in Magna Steyr's average dollar content per vehicle in both North America and Europe.

During 2001, Magna Steyr commenced operations in North America, growing total sales to $359 million. This increase in sales relates primarily to the ramp-up of the General Motors GMT 250 (Aztek) and GMT 257 (Rendezvous) programs at Magna Steyr's powertrain facilities in the United States and Mexico.

In Europe, Magna Steyr currently assembles the Mercedes E-Class 4MATIC ("4MATIC"), the Mercedes G-Class ("G-Class"), the Mercedes M-Class ("M-Class") and the Chrysler Jeep Grand Cherokee ("Jeep") vehicles. Magna Steyr's vehicle assembly volumes for 2001 and 2000 were as follows:

	2001	2000	Change
4MATIC	17,972	17,869	+1%
G-Class	6,020	4,470	+35%
M-Class	24,462	26,327	-7%
Jeep	24,931	37,007	-33%
	73,385	85,673	-14%

Assembly sales increased $92 million in 2001 despite the negative impact of a reduction in the number of vehicles assembled by Magna Steyr during 2001. The increase in assembly sales reflects higher volumes in 2001 over 2000 on 4MATIC and G-Class vehicles, both of which are accounted for on a full-cost basis (see below), offset in part by reduced sales that resulted from the decline in volume during 2001 on M-Class and Jeep vehicles, both of which are accounted for on a value-added basis (see below). Also reducing assembly sales was a reduction in reported U.S. dollar sales due to the weakening of the Euro against the U.S. dollar.

The terms of Magna Steyr's various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts, Magna Steyr is acting as principal, and purchased components and systems in assembled vehicles are included in its inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Contracts to assemble 4MATIC and G-Class vehicles are accounted for in this manner. Other contracts provide that third party components and systems are held on consignment by Magna Steyr, and the selling price to the OEM customer reflects a value-added assembly fee only. Contracts to assemble M-Class and Jeep vehicles are accounted for in this manner.

Production levels of the various vehicles assembled by Magna Steyr have an impact on the level of its sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis also impact Magna Steyr's levels of sales and operating margin percentage, but may not necessarily affect its overall level of profitability.

Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales and, because purchased components are included in cost of sales, profitability as a percentage of total sales is negatively impacted. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

In addition to higher sales at its assembly operations, sales at Magna Steyr's European powertrain operations also improved, increasing $28 million to $293 million for 2001. The increase relates primarily to the ramp-up of the General Motors GMT 250 and GMT 257 programs partially offset by a decrease in tooling sales, reflecting the substantial completion of the General Motors GMT 250 and GMT 257 tooling programs during 2000 and a reduction in reported U.S. dollar sales due to the weakening of the Euro against the U.S. dollar.

Operating Income

Magna Steyr's operating income decreased $10 million or 24% to $31 million for 2001. Operating income was negatively impacted by start-up costs incurred in connection with the development contract with BMW, relocation costs associated with the new powertrain production facilities in Austria, increased fees and interest paid to Magna's corporate office, and a decrease in reported U.S. dollar operating income due to the weakening of the Euro against the U.S. dollar.

Metals and Other Automotive Operations

Sales

Magna's Metals and Other Automotive Operations sales decreased $314 million or 9% to $3,165 million for 2001. The decrease in total automotive sales reflects lower tooling sales in 2001 and declines in vehicle production volumes, in both North America and Europe, partially offset by an increase in average dollar content per vehicle in North America.

In North America, the increase in dollar content per vehicle relates primarily to a full year's production on programs that launched during 2000, including certain models for the General Motors GMT 800 (full size trucks and sport utilities) program and the Ford U204 (Ford Escape and Mazda Tribute) program. These improvements were partially offset by the negative impact of the North American Dispositions, lower volumes on other long-running high content programs including the DaimlerChrysler LH (Concorde, Intrepid, 300M and LHS) program and a reduction in reported U.S. dollar sales due to the weakening of the Canadian dollar against the U.S. dollar.

In Europe, average dollar content per vehicle was substantially unchanged.

Also reducing the Metals and Other Automotive Operations sales was a decrease in tooling sales. The lower tooling sales reflect the substantial completion of the General Motors GMT 800 and Ford U204 tooling programs during 2000.

Operating Income

Magna's Metals and Other Automotive Operations operating income increased $55 million or 18% to $365 million for 2001. This increase was the result of contributions from program launches in North America including the Ford U204 and the General Motors GMT 800 programs, lower interest and fees paid to Magna's corporate office and improved performance at certain facilities in North America and Europe. These improvements were partially offset by lower vehicle production volumes, including lower volumes on the high content DaimlerChrysler LH program, start-up costs incurred in connection with the new DaimlerChrysler HB (Durango) program, OEM price concessions and operating inefficiencies at certain underperforming divisions in North America and Europe.

Corporate and Other

Corporate and other operating income of $180 million for 2001 decreased $23 million from 2000. The decrease in operating income was primarily due to a decrease in interest income, an $11 million long-service payment made to the former President and Chief Executive Officer and increased incentive based compensation as a result of higher earnings. Partially offsetting these decreases in operating income were increased affiliation and other fees.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	2001	2000	Change
Net income	$ 580	$ 598	
Items not involving current cash flows	443	393	
	$1,023	$ 991	+3%
Changes in non-cash working capital	6	(336)	
Cash provided from operating activities	$1,029	$ 655	+57%

During 2001, cash flow from operations before changes in non-cash working capital increased $32 million over 2000 to $1,023 million. The increase was attributable to an increase in other non-cash items of $50 million representing increased depreciation and amortization, minority interest expense and other non-cash charges, partially offset by net dilution gains and a decrease in net income of $18 million. Cash generated from non-cash working capital during 2001 amounted to $6 million. Overall cash flow from operations for 2001 was $1,029 million, representing an increase of $374 million or 57% over 2000.

Capital and Investment Spending

	2001	2000	Change
Fixed assets, investments and other additions	$ (571)	$(681)	
Purchases of subsidiaries	(40)	(68)	
Proceeds from disposals	97	346	
Cash used in investing activities	$ (514)	$(403)	-28%

The Company invested $525 million in fixed assets and $46 million in investments and other assets during 2001. Of the total fixed asset spending, $486 million was related to the Company's automotive operations. Investment and other asset spending includes a $24 million increase in long-term design and engineering receivables at Magna Steyr and other capitalized amounts totalling $22 million.

Purchases of subsidiaries in 2001 reflects MEC's acquisition of the Ladbroke Companies for cash consideration of $21 million and its acquisition of Multnomah Greyhound Park for cash consideration of $4 million. Also included in 2001 purchases of subsidiaries is Decoma's acquisition of the lighting components manufacturing business and related fixed and working capital assets of Autosystems. Total consideration paid in connection with the acquisition amounted to $12 million. Purchases of subsidiaries in 2000 reflects Decoma's acquisition of the remaining 49% interest in the Conix Group for $43 million (the total purchase price, net of cash acquired, was $133 million, however, the issuance by Decoma of $90 million 9.5% subordinated debentures to the vendor represents a non-cash item and has been excluded from the statement of cash flows) and MEC's acquisition of Bay Meadows for $24 million.

For 2001, proceeds from disposals were $97 million, reflecting proceeds on disposal of MEC real estate and proceeds from normal course fixed and other asset dispositions. For 2000, proceeds from asset disposals include proceeds on Magna's sale of Class A Subordinate Voting Shares of Tesma, proceeds from the North American Dispositions, MEC real estate and proceeds from normal course fixed and other asset dispositions.

Financing

	2001	2000	Change
Net issue of debt	$ (43)	$(80)	
Redemption of 5% Convertible Subordinated Debentures	(121)	–	
Redemption of Subordinated Debentures by subsidiary	(90)	–	
Repayments of debentures' interest obligations	(33)	(33)	
Preferred Securities distributions	(28)	(26)	
Issues of Class A Subordinate Voting Shares	27	–	
Issues of shares by subsidiaries	184	4	
Surrender of subsidiary stock options	–	(2)	
Dividends paid to minority interests	(9)	(6)	
Dividends	(109)	(97)	
Cash used in financing activities	$ (222)	$(240)	+8%

In August 2001, the Company called for redemption of the 5% Convertible Subordinated Debentures effective September 18, 2001. Prior to September 18, 2001, an aggregate $224 million principal amount of such debentures was converted into 4.2 million Class A Subordinate Voting Shares. The balance of $121 million principal amount that remained outstanding was redeemed in cash.

The issues of shares by subsidiaries is comprised primarily of the Decoma public offering in June 2001 and the Intier initial public offering in August 2001. In June 2001, Decoma issued Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of $111 million; and in August 2001, Intier completed an initial public offering by issuing Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of $72 million.

Dividends

	2001	2000	Change
Dividends paid per Class A Subordinate Voting and Class B Share	$1.36	$1.24	+10%

Dividends paid during 2001 were $1.36 per Class A Subordinate Voting and Class B Share, totalling $109 million. This represents a 10% increase over 2000. These payments relate to dividends declared in respect of the three-month periods ended September 30, June 30, and March 31, 2001 and December 31, 2000.

Financing Resources

Magna's wholly owned operations had cash of $631 million at December 31, 2001. Magna's wholly owned operations also had unused and available operating and term credit facilities of $190 million. The Company's non-wholly owned operations had cash of $259 million and unused and available operating and term credit facilities of $588 million at December 31, 2001.

In addition to the above unused and available financing resources, the Company sponsors a tooling finance program for tooling suppliers to finance tooling under construction for the Company. The maximum facility amount is $100 million. As at December 31, 2001, $17 million had been advanced to tooling suppliers under this facility. This amount is included in accounts payable on the Company's December 31, 2001 consolidated balance sheet.

Off Balance Sheet Financing

The Company's off balance sheet financing arrangements are limited to operating lease contracts.

A number of the Company's facilities are subject to operating leases. Total operating lease payments for these facilities totalled $31 million for 2001, and are expected to total $31 million in 2002.

Most of the Company's existing manufacturing facilities can be adapted to a variety of manufacturing processes without significant capital expenditures, other than for new equipment.

The Company also has operating lease commitments for equipment. These leases are generally of shorter duration. Operating lease payments for equipment totalled $22 million for 2001, and are expected to total $23 million in 2002.

Although the Company's consolidated contractual annual lease commitments decline year by year, existing leases will either be renewed or replaced resulting in lease commitments being sustained at current levels, or the Company will incur capital expenditures to acquire equivalent capacity.

Foreign Currency Activities

Magna's North American operations negotiate sales contracts with North American OEMs for payment in both U.S. and Canadian dollars. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. The North American operations use labour and materials, which are paid for in both U.S. and Canadian dollars.

Magna's European operations negotiate sales contracts with European OEMs for payment principally in Euros and the British Pound. The European operations' material, equipment and labour are paid for principally in Euros and the British Pound.

Magna employs hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage the foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in foreign currencies. These commitments represent contractual obligations by Magna to deliver products over the duration of the product programs, which can last for a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, Euro, or the British Pound, could affect Magna's results of operations.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2000, the CICA issued new accounting recommendations for the presentation and disclosure of basic and diluted earnings per share. Effective January 1, 2001, the Company adopted these new recommendations on a retroactive basis. The most significant change under the new recommendations is the use of the "treasury stock method" instead of the "imputed earnings approach" in computing diluted earnings per share. Under the treasury stock method:

- exercise of options are assumed at the beginning of the period (or at the time of issuance, if later);
- the proceeds from exercise are assumed to be used to purchase common shares at the average market price during the period; and
- the incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation.

The retroactive impact of adopting the new recommendations on the year ended December 31, 2000 was to increase diluted earnings per Class A Subordinate Voting or Class B Share by $0.10 and to reduce the average number of diluted Class A Subordinate Voting and Class B Shares outstanding by 1.8 million.

In August 2001, the CICA issued Handbook Section 1581, "Business Combinations" ("CICA 1581") and Handbook Section 3062, "Goodwill and Other Intangible Assets" ("CICA 3062"). CICA 1581 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. In addition, CICA 1581 provides new criteria to determine when an acquired intangible asset should be recognized separately from goodwill.

CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets, which meet the criteria for indefinite life, beginning with fiscal years starting after December 15, 2001. In all cases, the standard must be adopted at the beginning of a fiscal year.

During 2001, the Company reported goodwill amortization of $24 million (including $8 million at MEC in respect of indefinite life intangibles). Commencing January 1, 2002, the Company will cease recording goodwill and indefinite life intangibles amortization. Goodwill and indefinite life intangibles will be measured for impairment on an annual basis. Under CICA 3062, an initial measurement for goodwill impairment must be completed by June 30, 2002. In addition, under CICA 3062, a transitional measurement for indefinite life intangibles (recorded at MEC) must be completed by March 31, 2002.

In December 2001, the CICA amended Handbook Section 1650 "Foreign Currency Translation" ("CICA 1650"). The most significant change under the new recommendations is to eliminate the deferral and amortization method for unrealized translation gains and losses on non-current monetary assets and liabilities. The amendments to CICA 1650 are effective for fiscal years beginning on or after January 1, 2002. If the amendments to CICA 1650 described above had been adopted on January 1, 2001, automotive operating income and net income would have decreased by $3 million and $2 million, respectively.

In November 2001, the CICA issued Handbook Section 3870, "Stock Based Compensation and Other Stock Based Payments" ("CICA 3870"). CICA 3870 requires that certain types of stock-based compensation arrangements be accounted for at fair value after January 1, 2002 giving rise to compensation expense.

Although the Company is currently reviewing the new CICA pronouncements, the impact, in addition to those described above, of these pronouncements on its consolidated financial statements has not been determined.

CONTINGENCIES

From time to time, the Company may be contingently liable for litigation and other claims. Refer to note 22 of the Company's consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements may include financial and other projections, as well as statements regarding (a) Magna's future plans or objectives, (b) Magna's future economic performance, or (c) the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project" and "estimate", are used to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by Magna in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors Magna believes are appropriate in the circumstances. However, whether actual results and developments will conform with Magna's expectations and predictions is subject to a number of risks and uncertainties. These risks, assumptions and uncertainties include, but are not limited to, global economic conditions, price reduction pressures, pressure to absorb certain fixed costs, increased product warranty and product liability risk, dependence on outsourcing by automobile manufacturers, rapid technological and regulatory changes, unstable energy prices, dependence on certain vehicle product lines, fluctuations in relative currency values, unionization activity, threat of work stoppages, the competitive nature of the auto parts supply market, delays in launching new programs, delays in constructing new facilities, changes in governmental regulations and the impact of environmental regulations. In evaluating any forward-looking statements, readers of this MD&A should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements.

AUDITORS' REPORT

To the Shareholders of
Magna International Inc.

We have audited the consolidated balance sheets of **Magna International Inc.** as at December 31, 2001 and 2000 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Toronto, Canada,
February 11, 2002.

Ernst & Young LLP
Chartered Accountants

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Magna's management is responsible for the preparation and presentation of the consolidated financial statements and all the information in this Annual Report. The consolidated financial statements were prepared by management in accordance with Canadian generally accepted accounting principles. Where alternative accounting methods exist, management has selected those it considered to be most appropriate in the circumstances. Financial statements include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis designed to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this Annual Report has been prepared by management to ensure consistency with that in the consolidated financial statements. The consolidated financial statements have been reviewed by the Audit Committee and approved by the Board of Directors of Magna.

Management is responsible for the development and maintenance of systems of internal accounting and administrative cost controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Company's Audit Committee is appointed by its Board of Directors annually and is comprised solely of outside directors. The Committee meets periodically with management, as well as with the independent auditors, to satisfy itself that each is properly discharging its responsibilities, to review the consolidated financial statements and the independent auditors' report and to discuss significant financial reporting issues and auditing matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements have been audited by Ernst & Young LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards on behalf of the shareholders. The Auditors' Report outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The independent auditors have full and unrestricted access to the Audit Committee.

Vincent J. Galifi
Executive Vice-President, Finance
& Chief Financial Officer

Toronto, Canada,
February 11, 2002.

The consolidated financial statements have been prepared in U.S. dollars following Canadian generally accepted accounting principles ["Canadian GAAP"], which are in conformity, in all material respects, with United States generally accepted accounting principles ["U.S. GAAP"], except as described in note 24 to the consolidated financial statements.

The consolidated financial statements include the accounts of Magna International Inc. and its subsidiaries [collectively "Magna" or the "Company"], some of which have a minority interest. The Company accounts for its interests in jointly controlled entities using the proportionate consolidation method. All significant intercompany balances and transactions have been eliminated.

Assets and liabilities of the Company's operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at the year end and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company's net equity investment in these operations are deferred as a separate component of shareholders' equity.

The appropriate amounts of exchange gains or losses accumulated in the separate component of shareholders' equity are reflected in income when there is a reduction in the Company's net investment in the operations that gave rise to such exchange gains and losses.

Foreign exchange gains and losses on transactions occurring in a currency other than an operation's functional currency are reflected in income except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies. Gains and losses on these contracts are accounted for as a component of the related hedged transaction. Gains and losses on translation of foreign currency long-term monetary liabilities are deferred and amortized over the period to maturity.

Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition.

Inventories are valued at the lower of cost and net realizable value, with cost being determined substantially on a first-in, first-out basis. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.

The Company accounts for its investments in which it has significant influence on the equity basis. Investments also include interest bearing marketable securities intended to be held to maturity and are recorded at amortized cost.

Fixed assets are recorded at historical cost which includes acquisition and development costs. Development costs include direct construction costs, interest capitalized on construction in progress and land under development and indirect costs wholly attributable to development.

Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets at annual rates of 2 1/2% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 30% for special purpose equipment.

Costs incurred in establishing new facilities which require substantial time to reach commercial production capability are expensed as incurred.

Goodwill represents the excess of the purchase price of the Company's interest in subsidiary companies over the fair value of the underlying net identifiable assets arising on acquisitions. Goodwill is generally amortized over 20 years and in all cases amortization does not exceed 40 years. The Company reviews the valuation and amortization periods of goodwill whenever events or changes in circumstances warrant such a review. In doing so, the Company evaluates whether there has been a permanent impairment in the value of unamortized goodwill based on the estimated undiscounted cash flows of each business to which the goodwill relates.

Other assets include racing licenses. Racing licenses are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over 20 years.

Other assets also include long-term receivables. The long-term receivables represent the recognized sales value of design and engineering services provided to customers under certain long-term contracts. The receivables will be paid in fixed amounts per vehicle forecasted to be assembled over the period from 2003 to 2010. In the event that actual assembly volumes are less than those forecasted a reimbursement for any shortfall will be made annually. The fixed receivable amount per vehicle will include an interest component for extended payment terms that will be accrued over time between the beginning of the production period and the collection date.

The cost of providing benefits through defined benefit pensions, lump sum termination and long service payment arrangements, and post-retirement benefits other than pensions is actuarially determined and recognized in income using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. Differences arising from plan amendments, changes in assumptions and experience gains and losses are recognized in income over the expected average remaining service life of employees. Plan assets are valued at fair value. The cost of providing benefits through defined contribution pension plans is charged to income in the period in respect of which contributions become payable.

The Company's subordinated debentures are recorded in part as debt and in part as shareholders' equity.

The debt component consists of the present value of the future interest payments on the subordinated debentures to maturity and is presented as debentures' interest obligation. Interest on the debt component is accrued over time and recognized as a charge against income.

The equity component includes the present value of the principal amount of the subordinated debentures which can be satisfied by issuing Class A Subordinate Voting Shares of the Company at the option of the Company. This amount will be accreted to the face value of the subordinated debentures over the term to maturity through periodic charges, net of income taxes, to retained earnings.

In addition, in the case of the convertible subordinated debentures, the equity component also includes the value of the holders' option to convert the convertible subordinated debentures into Class A Subordinate Voting Shares of the Company. The holders' conversion options are valued using a residual value approach.

Each of the above equity components are included in other paid-in capital in shareholders' equity except for the equity component of subordinated debentures issued by the Company's subsidiaries. The equity component of subsidiary subordinated debentures is included in minority interest.

Preferred Securities are included in shareholders' equity and financing charges, net of income taxes, on the Preferred Securities are accrued over time and charged directly to retained earnings.

Revenue from the sale of manufactured products is recognized when the price is fixed or determinable, collectibility is reasonably assured and upon shipment to [or receipt by customers depending on contractual terms], and acceptance by, customers.

Revenues from separately priced engineering service and tooling contracts are recognized on a percentage of completion basis. In addition, revenues are recognized on a percentage of completion basis in respect of design and engineering services provided to customers under certain long-term contracts where a fixed amount per vehicle assembled is paid over a predefined period [see "Other assets" under "Significant Accounting Policies"].

Revenue and cost of sales are presented on a gross basis in the consolidated statements of income when the Company is acting as principal and is subject to significant risks and rewards of the business. Otherwise, components of revenues and related costs are presented on a net basis.

Costs incurred [net of customer subsidies] related to design and engineering, which are reimbursed as part of subsequent related parts production piece price amounts, are expensed as incurred unless a contractual guarantee for reimbursement exists.

Costs incurred [net of customer subsidies] related to design and development costs for moulds, dies and other tools that the Company does not own [and that will be used in, and reimbursed as part of the piece price amount for, subsequent related parts production] are expensed as incurred unless the supply agreement provides a contractual guarantee for reimbursement or the non-cancelable right to use the moulds, dies and other tools during the supply agreement.

The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions in which the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants and tax credits relating to current operating expenditures are generally recorded as a reduction of expense at the time the eligible expenses are incurred. In the case of certain foreign subsidiaries, the Company receives tax super allowances, which are accounted for as a reduction of income tax expense. The Company also receives loans which are recorded as liabilities in amounts equal to the cash received.

The Company carries on various applied research and development programs, certain of which are partially or fully funded by governments or by customers of the Company. Funding received is accounted for using the cost reduction approach. Research costs are expensed as incurred and development costs which meet certain criteria where future benefit is reasonably certain are deferred to the extent of their estimated recovery.

The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

No compensation expense is recognized for stock options granted under the Company's Incentive Stock Option Plan. Consideration paid on the exercise of stock options is credited to capital stock.

Basic earnings per Class A Subordinate Voting or Class B Share are calculated on net income less financing charges on Preferred Securities and other paid-in capital, and the foreign exchange loss on the redemption of the 5% Convertible Subordinated Debentures *[see note 6]* using the weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the year.

Fully diluted earnings per Class A Subordinate Voting or Class B Share are calculated on the weighted average number of Class A Subordinate Voting and Class B Shares that would have been outstanding during the year had all the convertible subordinated debentures been exercised or converted into Class A Subordinate Voting Shares at the beginning of the year, or date of issuance, if later. In addition, the weighted average number of Class A Subordinate Voting and Class B Shares used to determine diluted earnings per share includes an adjustment for stock options outstanding using the treasury stock method. Under the treasury stock method:

- the exercise of options is assumed to be at the beginning of the period [or at the time of issuance, if later];
- the proceeds from the exercise of options are assumed to be used to purchase Class A Subordinate Voting Shares at the average market price during the period; and
- the incremental number of Class A Subordinate Voting Shares [the difference between the number of shares assumed issued and the number of shares assumed purchased] are included in the denominator of the diluted earnings per share computation.

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the amounts reported and disclosed in the consolidated financial statements. Actual results could differ from those estimates.

	Note	2001	2000	1999
		Years ended December 31,		
				[restated - note 2]
Sales				
Automotive		$10,507	$10,099	$9,260
Magna Entertainment Corp.		519	414	187
		11,026	10,513	9,447
Automotive costs and expenses				
Cost of goods sold		8,588	8,264	7,659
Depreciation and amortization		399	372	332
Selling, general and administrative		685	655	607
Interest expense, net	14	2	13	16
Equity income		(16)	(14)	(17)
Magna Entertainment Corp. costs and expenses		496	412	183
Operating income – automotive		849	809	663
Operating income – Magna Entertainment Corp.		23	2	4
Operating income		872	811	667
Other income	3	46	161	–
Income before income taxes and minority interest		918	972	667
Income taxes	12	290	348	229
Minority interest		48	26	19
Net income for the year		$ 580	$ 598	$ 419
Earnings per Class A Subordinate Voting or Class B Share	4			
Basic		$ 6.57	$ 7.04	$ 4.94
Diluted	2	$ 6.20	$ 6.44	$ 4.65
Cash dividends paid per Class A Subordinate Voting or Class B Share		$ 1.36	$ 1.24	$ 1.11
Average number of Class A Subordinate Voting and Class B Shares outstanding during the year [in millions]:	4			
Basic		80.1	78.5	78.5
Diluted	2	91.4	91.5	91.1

See accompanying notes

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Note	2001	2000	1999
		Years ended December 31,		
Retained earnings, beginning of year		$ 1,789	$ 1,446	$1,128
Net income for the year		580	598	419
Financing charges on Preferred Securities and other paid-in capital		(44)	(45)	(31)
Dividends on Class A Subordinate Voting and Class B Shares	5	(109)	(209)	(70)
Foreign exchange loss on the redemption of the 5% Convertible Subordinated Debentures	6	(10)	–	–
Distribution on transfer of business to subsidiary	7	14	–	–
Surrender of subsidiary stock options		–	(1)	–
Retained earnings, end of year		$ 2,220	$ 1,789	$1,446

See accompanying notes

	Note	Years ended December 31, 2001	2000	1999
OPERATING ACTIVITIES				
Net income for the year		$ 580	$ 598	$ 419
Items not involving current cash flows	8	443	393	373
		1,023	991	792
Changes in non-cash working capital	8	6	(336)	(79)
Cash provided from operating activities		1,029	655	713
INVESTMENT ACTIVITIES				
Fixed asset additions		(525)	(653)	(859)
Purchase of subsidiaries	9	(40)	(68)	(211)
Increase in investments and other		(46)	(28)	(26)
Proceeds from disposition of investments and other	3	97	346	146
Cash used for investment activities		(514)	(403)	(950)
FINANCING ACTIVITIES				
Issues of debt	14	34	67	217
Issues of shares by subsidiaries	3	184	4	1
Repayments of debt	14	(77)	(147)	(73)
Redemption of 5% Convertible Subordinated Debentures	6	(121)	–	–
Redemption of Subordinated Debentures by subsidiary	3, 9	(90)	–	–
Repayments of debentures' interest obligation	15	(33)	(33)	(30)
Preferred Securities distributions	15	(28)	(26)	(3)
Surrender of subsidiary stock options		–	(2)	–
Issues of Preferred Securities	15	–	–	274
Issues of subordinated debentures	15	–	–	104
Issues of Class A Subordinate Voting Shares	17	27	–	–
Dividends paid to minority interests		(9)	(6)	(3)
Dividends		(109)	(97)	(87)
Cash provided from (used for) financing activities		(222)	(240)	400
Effect of exchange rate changes on cash and cash equivalents		(23)	(24)	(15)
Net increase (decrease) in cash and cash equivalents during the year		270	(12)	148
Cash and cash equivalents, beginning of year		620	632	484
Cash and cash equivalents, end of year		$ 890	$ 620	$ 632

See accompanying notes

	Note	As at December 31, 2001	2000
ASSETS			
Current assets			
Cash and cash equivalents		$ 890	$ 620
Accounts receivable		1,752	1,684
Inventories	10	842	767
Prepaid expenses and other		74	66
		3,558	3,137
Investments	16, 21	88	86
Fixed assets, net	11	3,595	3,589
Goodwill, net	9	259	295
Future tax assets	12	114	96
Other assets	13	292	205
		$ 7,906	$ 7,408
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Bank indebtedness	14	$ 308	$ 338
Accounts payable	21	1,451	1,314
Accrued salaries and wages		228	215
Other accrued liabilities		158	119
Income taxes payable	12	62	51
Long-term debt due within one year	14	54	46
		2,261	2,083
Long-term debt	14	244	268
Debentures' interest obligation	15	114	191
Other long-term liabilities	16	85	84
Future tax liabilities	12	276	224
Minority interest	9, 15	441	356
		3,421	3,206
Shareholders' equity			
Capital stock	17		
Class A Subordinate Voting Shares [issued: 2001 – 82,244,518; 2000 – 77,467,153]		1,682	1,442
Class B Shares [convertible into Class A Subordinate Voting Shares] [issued: 2001 - 1,097,009; 2000 – 1,097,909]		1	1
Preferred Securities	15	277	277
Other paid-in capital	15	463	734
Retained earnings	12, 20	2,220	1,789
Currency translation adjustment	19	(158)	(41)
		4,485	4,202
		$ 7,906	$ 7,408

Commitments and contingencies *[notes 14 and 22]*

See accompanying notes

On behalf of the Board:



Director



Chairman of the Board

The significant accounting policies followed by the Company are set out under "Significant Accounting Policies" preceding these consolidated financial statements.

In December 2000, The Canadian Institute of Chartered Accountants ["CICA"] issued new accounting recommendations for the presentation and disclosure of basic and diluted earnings per share. Effective January 1, 2001, the Company adopted these new recommendations on a retroactive basis. The most significant change under the new recommendations is the use of the "treasury stock method" instead of the "imputed earnings approach" in computing diluted earnings per share. Under the treasury stock method:

- exercise of options are assumed at the beginning of the period [or at the time of issuance, if later];
- the proceeds from exercise are assumed to be used to purchase common stock at the average market price during the period; and
- the incremental shares [the difference between the number of shares assumed issued and the number of shares assumed purchased] are included in the denominator of the diluted earnings per share computation.

The retroactive impact of adopting the new recommendations for the years ended December 31, 2000 and 1999 was to increase diluted earnings per Class A Subordinate Voting or Class B Share by $0.10 and $0.02, respectively, and to reduce the average number of diluted Class A Subordinate Voting and Class B Shares outstanding by 1.8 million and 0.7 million, respectively. The impact of adopting the new recommendations for the year ended December 31, 2001 was to increase diluted earnings per Class A Subordinate Voting or Class B Share by $0.11, and to reduce the average number of diluted Class A Subordinate Voting and Class B Shares outstanding by 2.4 million.

[a] For the year ended December 31, 2001

In April 2001, Magna Entertainment Corp. ["MEC"], a publicly traded subsidiary of Magna, issued 3.2 million shares of Class A Subordinate Voting Stock of MEC to complete the acquisition of certain businesses *[see note 9]*. Magna incurred a loss of $7 million from its ownership dilution on the issue. The loss incurred was not subject to income taxes as the issue was completed on a primary basis by MEC.

In June 2001, Decoma International Inc. ["Decoma"], a publicly traded subsidiary of Magna, completed a public offering by issuing 16.1 million Decoma Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of $111 million. Magna recognized a gain of $49 million from its ownership dilution arising from the issue. The gain realized was not subject to income taxes as the issue was completed on a primary basis by Decoma.

On August 9, 2001, Intier Automotive Inc. ["Intier"], a subsidiary of Magna, completed an initial public offering by issuing 5.5 million Intier Class A Subordinate Voting Shares to third parties for aggregate cash consideration, net of share issue expenses, of $72 million. Magna recognized a gain of $6 million from its ownership dilution arising from the issue. The gain realized was not subject to income taxes as the issue was completed on a primary basis by Intier.

In October 2001, Decoma redeemed the outstanding amount of the Decoma Subordinated Debentures. Magna incurred a loss of $2 million from its ownership dilution arising from the redemption. The loss incurred was not subject to income taxes.

[b] For the year ended December 31, 2000

During the year ended December 31, 2000, Magna recognized a gain before income taxes of $36 million on the sale of 4.4 million Class A Subordinate Voting Shares of Tesma International Inc. ["Tesma"], a publicly traded subsidiary of Magna.

The Company also completed the sale of its 50% interest in Webasto Sunroofs Inc., a joint venture, and related real estate and completed the sale of Invotronics, a wholly owned manufacturing division. The Company recognized gains before income taxes of $94 million and $31 million on these disposals, respectively.

Earnings per share data are computed as follows:

	Years ended December 31,		
	2001	2000	1999
Basic earnings per Class A Subordinate Voting or Class B Share:			
Net income	$ 580	$ 598	$ 419
Financing charges on Preferred Securities and other paid-in capital	(44)	(45)	(31)
Foreign exchange loss on the redemption of the 5% Convertible Subordinated Debentures	(10)	–	–
Net income available to Class A Subordinate Voting and Class B Shareholders	$ 526	$ 553	$ 388
Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	80.1	78.5	78.5
Basic earnings per Class A Subordinate Voting or Class B Share	$ 6.57	$ 7.04	$ 4.94
Diluted earnings per Class A Subordinate Voting or Class B Share:			
Net income available to Class A Subordinate Voting and Class B Shareholders	$ 526	$ 553	$ 388
Adjustments [net of related tax effects]:			
Interest, accretion, issue cost amortization and foreign exchange on 5% Convertible Subordinated Debentures	20	15	15
Interest, accretion, issue cost amortization and foreign exchange on 4.875% Convertible Subordinated Debentures	21	21	21
	$ 567	$ 589	$ 424
Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	80.1	78.5	78.5
5% Convertible Subordinated Debentures	4.4	6.5	6.3
4.875% Convertible Subordinated Debentures	6.5	6.5	6.3
Stock options	0.4	–	–
	91.4	91.5	91.1
Diluted earnings per Class A Subordinate Voting or Class B Share	$ 6.20	$ 6.44	$ 4.65

Diluted earnings per Class A Subordinate Voting or Class B Share exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle the 7.08% Subordinated Debentures and Preferred Securities on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures and Preferred Securities.

Furthermore, for the years ended December 31, 2000 and 1999, diluted earnings per Class A Subordinate Voting or Class B Share exclude 1.8 million and 0.7 million Class A Subordinate Voting Shares issuable under the Company's Incentive Stock Option Plan, respectively, because such options were not 'in-the-money' during these periods.

On March 10, 2000, Magna paid a special stock dividend of approximately 20% of MEC's equity to Magna Class A Subordinate Voting and Class B shareholders of record on February 25, 2000 [the "special dividend"]. Dividends include $111 million related to the special dividend.

In connection with the special dividend, the holders' conversion prices with respect to the Company's 4.875% and 5% Convertible Subordinated Debentures have been adjusted *[see note 15]*. The conversion price with respect to the 4.875% Convertible Subordinated Debentures was reduced to $74.27 from $76.17. Similarly, the conversion price with respect to the 5% Convertible Subordinated Debentures was reduced to $53.04 from $54.40.

In August 2001, the Company called for redemption of the $344 million principal amount outstanding of the 5% Convertible Subordinated Debentures effective September 18, 2001. Prior to September 18, 2001, an aggregate $224 million principal amount of such debentures was converted into 4,216,682 Class A Subordinate Voting Shares. The balance of $121 million principal amount that remained outstanding was redeemed in cash.

On redemption, the Company incurred a foreign exchange loss of $10 million related to the equity component of the 5% Convertible Subordinated Debentures. Accordingly, such amount was recorded as a charge to retained earnings. In accordance with the new recommendations of the CICA, the foreign exchange loss of $10 million was recorded as a charge to income available to Class A Subordinate Voting or Class B Shareholders and reflected in the calculation of basic and diluted earnings per share.

In January 2001, Decoma purchased Magna Exterior Systems ["MES"] and the remaining 60% of Decoma Exterior Trim ["DET"] owned by Magna. The aggregate purchase price paid by Decoma was $203 million which was satisfied in cash by $3 million, through the issuance of 8.3 million Decoma Class A Subordinate Voting Shares and 2 million 5.75% convertible, redeemable and retractable Decoma Preferred Shares. In addition, Decoma assumed the debt of MES and DET owing to the Company which totalled $220 million at the closing date. Given that the proceeds received from Decoma exceeded the net book value of the Company's investment in MES and DET on the transaction date, the minority interest portion of such excess has been recorded as a distribution on the transfer of MES and DET to Decoma. Such distribution also includes the effect of the increase in Magna's equity interest in Decoma as a result of this transaction, from approximately 89% to approximately 91%. The distribution on the transfer of MES and DET to Decoma has been recorded as an increase in the consolidated retained earnings of the Company.

[a] Items not involving current cash flows:

	Years ended December 31,		
	2001	2000	1999
Depreciation and amortization	$ 399	$ 372	$ 332
MEC depreciation and amortization	26	20	8
Equity income and other	4	24	11
Minority interest	48	26	19
Future income taxes and non-cash portion of current taxes	39	52	3
Net gains on sales and issues of shares by subsidiaries	(73)	(101)	–
	$ 443	$ 393	$ 373

[b] Changes in non-cash working capital:

	Years ended December 31,		
	2001	2000	1999
Accounts receivable	$ (116)	$ (126)	$ (44)
Inventories	(104)	(135)	(84)
Prepaid expenses and other	2	(39)	8
Accounts payable, accrued salaries and wages and other accrued liabilities	222	(17)	17
Income taxes payable	2	(19)	24
	$ 6	$ (336)	$ (79)

The following acquisitions were accounted for using the purchase method:

Acquisitions in the year ended December 31, 2001

Autosystems

In September 2001, Decoma acquired the lighting components manufacturing business and related fixed and working capital assets of Autosystems Manufacturing Inc. ["Autosystems"], an automotive lighting manufacturer located in Ontario whose principal customers include General Motors Corporation and Visteon Corporation. Total consideration paid in connection with the acquisition amounted to $12 million.

MEC

In April 2001, MEC completed the acquisition of Ladbroke Racing Pennsylvania Inc. and Sport Broadcasting, Inc. [collectively the "Ladbroke Companies"] for total consideration of $48 million [net of cash acquired of $7 million]. In accordance with the terms of the agreement, $21 million of the purchase price was paid in cash, $13 million was satisfied through the issuance of 3.2 million shares of Class A Subordinate Voting Stock of MEC and the balance was satisfied through the issuance of two promissory notes that are payable on the first and second anniversaries of closing, respectively. The promissory notes bear interest at 6% per annum. The Ladbroke Companies include account wagering operations, The Meadows harness track and four off-track betting facilities.

The following is a summary of the effect on the Company's consolidated balance sheet of the current year's acquisitions, including the transactions described above:

	Autosystems	Ladbroke Companies	Other	Total
Non-cash working capital	$ 2	$ (7)	$ (7)	$ (12)
Fixed assets	10	20	13	43
Other assets	–	62	10	72
Long-term debt [including portion due within one year]	–	–	(6)	(6)
Future tax liabilities	–	(28)	8	(20)
Minority interest	–	–	(4)	(4)
Total purchase price [net of cash acquired]	$ 12	$ 47	$ 14	$ 73
Comprised of:				
Cash	$ 12	$ 21	$ 7	$ 40
Notes payable	–	13	5	18
MEC Class A Subordinate Voting Stock presented as minority interest	–	13	2	15
	$ 12	$ 47	$ 14	$ 73

Acquisitions in the year ended December 31, 2000

Conix Group

In October 2000, Decoma acquired the remaining 49% minority interests in Conix Canada Inc., Conix Corporation, Conix U.K. Ltd. and Conix Belgium N.V. [collectively the "Conix Group"] for a total purchase price of $133 million [net of $7 million of cash acquired]. The Conix Group operates fascia moulding and finishing operations in Canada, the United States, England and Belgium. Of the total consideration, $43 million was paid in cash and the balance was satisfied through the issuance by Decoma of $90 million 9.5% Subordinated Debentures.

MEC

In February 2000, MEC acquired the assets and assumed certain liabilities of Great Lakes Downs, Inc. racetrack in Muskegon, Michigan for a purchase price of $2 million, payable through the issuance of shares of MEC Class A Subordinate Voting Stock. In November 2000, MEC acquired all of the membership interest and capital stock in Bay Meadows Operating Company, LLC and Bay Meadows Catering, respectively, operators of the Bay Meadows racetrack in California for cash consideration of $24 million.

Summary of acquisitions in the year ended December 31, 2000

Consideration paid for acquisitions, including the transactions described above, consisted of cash of $67 million, the issuance by Decoma of $90 million 9.5% subordinated debentures and the issuance by MEC of shares of its Class A Subordinate Voting Stock totalling $2 million. The net effects on the Company's consolidated balance sheet were increases in non-cash working capital of $22 million, fixed assets of $90 million, goodwill of $68 million, other assets of $21 million, bank indebtedness and long-term debt of $37 million and net future tax liabilities of $5 million.

Acquisitions in the year ended December 31, 1999

MATAG

In September 1999, the remaining 40% minority interest in Magna Automobiltechnik AG ["MATAG"] was purchased by the Company for total cash consideration of $45 million.

HACC

In January 1999, Tesma completed the acquisition of 100% of the outstanding shares of Hanwha Automotive Components Corporation ["HACC"], a South Korean based manufacturer of oil and water pump systems, for cash consideration of $5 million [net of cash acquired of $3 million].

MEC

During the year ended December 31, 1999, MEC completed the acquisition of five racetracks. In May 1999, the real estate assets of San Luis Rey Downs, a horse boarding and training center in California, were acquired for cash consideration of $6 million. In September 1999, MEC acquired Gulfstream Park in Florida for cash consideration of $81 million [net of cash acquired of $8 million]. In November 1999, MEC acquired the Thistledown and Remington Park racetracks in Ohio and Oklahoma, respectively, for total consideration of $19 million [net of cash acquired of $6 million]. Finally, in December 1999, the acquisition of Golden Gate Fields in California was completed for total consideration of $84 million [net of cash acquired of $1 million]. Of the total consideration, $161 million was paid in cash, $12 million was paid through the issuance of shares of MEC Class A Subordinate Voting Stock and the balance was satisfied by way of a non-interest bearing promissory note having a discounted value of $17 million.

Summary of acquisitions in the year ended December 31, 1999

Consideration paid for acquisitions, including the transactions described above, consisted of cash, promissory notes and subsidiary share consideration of $211 million, $17 million and $12 million, respectively. The net effects on the Company's consolidated balance sheet were decreases in non-cash working capital of $13 million and minority interest of $23 million, and increases in fixed assets of $220 million, other assets of $102 million, goodwill of $21 million, bank indebtedness and long-term debt of $29 million and net future tax liabilities of $85 million.

Proforma impact

If the acquisitions and disposals *[see note 3]* completed during the years ended December 31, 2001 and 2000 occurred on January 1, 2000, the Company's unaudited proforma consolidated sales would have been $11.1 billion for the year ended December 31, 2001 [2000 - $10.8 billion] and unaudited proforma net income of the Company would have been $569 million [2000 - $600 million].

Inventories consist of:

	2001	2000
Raw materials and supplies	$ 243	$ 257
Work-in-process	106	98
Finished goods	125	116
Tooling and engineering	368	296
	$ 842	$ 767

Tooling and engineering inventory represents costs incurred on separately priced tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

Fixed assets consist of:

	2001	2000
Cost		
Land	$ 554	$ 536
Buildings	1,276	1,208
Machinery and equipment	3,580	3,436
	5,410	5,180
Accumulated depreciation		
Buildings	(248)	(248)
Machinery and equipment	(1,567)	(1,343)
	$ 3,595	$ 3,589

Included in fixed assets are real estate assets [land and buildings] held by MEC that include properties available for sale with a net book value at December 31, 2001 of $38 million [2000 - $64 million]. Depreciation has ceased on these properties. Properties available for sale are valued at the lower of cost, which includes acquisition and development costs, and estimated fair value less costs of disposal. The Company evaluates the lower of cost and fair value whenever events or changes in circumstances indicate possible impairment.

Also included in the cost of fixed assets are construction in progress expenditures of $190 million [2000 - $161 million].

[a] The provision for income taxes differs from the expense that would be obtained by applying Canadian statutory rates as a result of the following:

	Years ended December 31,		
	2001	2000	1999
Canadian statutory income tax rate	41.7%	44.0%	44.6%
Manufacturing and processing profits deduction	(4.8)	(4.5)	(5.8)
Foreign rate differentials	(3.8)	(4.9)	(5.5)
Losses not benefited	1.4	1.9	0.9
Earnings of equity investees	(0.7)	(0.6)	(1.1)
Gains on sales and issues of shares by subsidiaries	(2.1)	(1.1)	–
Reduction in enacted tax rates	(1.3)	–	–
Other	1.1	1.0	1.2
Effective income tax rate	31.5%	35.8%	34.3%

[b] The details of income before income taxes and minority interest by jurisdiction are as follows:

	Years ended December 31,		
	2001	2000	1999
Canadian	$ 610	$ 645	$ 499
Foreign	308	327	168
	$ 918	$ 972	$ 667

[c] The details of the income tax provision are as follows:

	Years ended December 31,		
	2001	2000	1999
Current provision			
Canadian federal taxes	$ 118	$ 132	$ 103
Provincial taxes	64	76	62
Foreign taxes	88	113	80
	270	321	245
Future provision			
Canadian federal taxes	(5)	12	11
Provincial taxes	(2)	7	7
Foreign taxes	27	8	(34)
	20	27	(16)
	$ 290	$ 348	$ 229

[d] Future income taxes have been provided on temporary differences which consist of the following:

	Years ended December 31,		
	2001	2000	1999
Tax depreciation in excess of book depreciation	$ 48	$ 28	$ 17
Reduction in enacted tax rates	(12)	–	–
Tax losses benefited	(18)	(7)	(27)
Other	2	6	(6)
	$ 20	$ 27	$ (16)

[e] Future tax assets and liabilities consist of the following temporary differences:

	2001	2000
Assets		
Tax benefit of loss carryforwards		
Pre-acquisition	$ 20	$ 24
Post acquisition	148	111
Share and convertible subordinated debenture issue costs	3	3
	171	138
Valuation allowance against tax benefit of loss carryforwards		
Pre-acquisition	(18)	(18)
Post acquisition	(39)	(24)
	114	96
Liabilities		
Tax depreciation in excess of book depreciation	184	177
Other assets book value in excess of tax value	63	37
Other	29	10
	276	224
Net future tax liability	$ 162	$ 128

[f] Income taxes paid in cash were $252 million for the year ended December 31, 2001 [2000 - $267 million; 1999 - $192 million].

[g] At December 31, 2001, the Company has income tax loss carryforwards of approximately $157 million which relate to certain foreign subsidiaries, including $49 million of losses obtained on acquisitions, the tax benefits of which have not been recognized in the consolidated financial statements. Of the total losses, $73 million expire between 2002 and 2008 and the remainder have no expiry date.

[h] Consolidated retained earnings include approximately $1.0 billion at December 31, 2001 of undistributed earnings of foreign subsidiaries that may be subject to tax if remitted to the Canadian parent company. No provision has been made for such taxes as these earnings are considered to be reinvested for the foreseeable future.

Other assets consist of:

	2001	2000
Racing licenses		
Cost	$ 184	$ 114
Accumulated amortization	(14)	(6)
	170	108
Long-term receivables	73	47
Other	49	50
	$ 292	$ 205

[a] The Company's long-term debt, which is substantially uncollateralized, consists of the following:

	2001	2000
Loans from governments with a weighted average interest rate of approximately 4%, denominated primarily in Euros	$ 107	$ 97
Bank term debt at a weighted average interest rate of approximately 4%, denominated primarily in Euros and U.S. dollars	105	118
Other	86	99
	298	314
Less due within one year	54	46
	$ 244	$ 268

[b] Future principal repayments on long-term debt are estimated to be as follows:

2002	$ 54
2003	46
2004	71
2005	13
2006	49
Thereafter	65
	$ 298

[c] At December 31, 2001, the Company has operating lines of credit totalling $444 million and term lines of credit totalling $1 billion. The Company had outstanding letters of credit in the amount of $85 million drawn primarily under its term lines of credit. In addition to cash resources of $890 million, the Company had unused and available operating lines of credit of approximately $227 million and term lines of credit of approximately $551 million.

[d] Under the terms of the Company's operating and term credit agreements, it is permitted to make use of bankers' acceptances and commercial paper to borrow at effective interest rates which are, from time to time, lower than those charged under the bank lines of credit.

[e] Net interest expense includes:

	Years ended December 31,		
	2001	2000	1999
Interest expense			
Current	$ 14	$ 20	$ 22
Long-term	21	25	28
	35	45	50
Less interest capitalized	–	–	(7)
	35	45	43
Interest income	(33)	(32)	(27)
Interest expense, net	$ 2	$ 13	$ 16

[f] Interest paid in cash [including financing charges on Preferred Securities and other paid-in capital] was $84 million for the year ended December 31, 2001 [2000 - $103 million; 1999 - $84 million].

[g] At December 31, 2001, the Company had commitments under operating leases requiring annual rental payments as follows:

2002	$ 54
2003	44
2004	35
2005	28
2006	23
Thereafter	66
	$ 250

For the year ended December 31, 2001, operating lease expense amounted to approximately $53 million [2000 - $60 million; 1999 - $59 million].

[a] The Company's subordinated debentures and Preferred Securities are presented in the consolidated balance sheets as follows:

	2001	2000
Debentures' interest obligation	$ 114	$ 191
Minority interest	–	69
Shareholders' equity		
Other paid-in capital		
Present value of the face amount of the subordinated debentures	421	662
Holders' conversion options	46	79
Issue costs related to equity components	(4)	(7)
Total included in other paid-in capital	463	734
Preferred Securities, net of issue costs	277	277
Total included in shareholders' equity	$ 740	$ 1,011

[b] The following is a summary of the issued and outstanding subordinated debentures, convertible subordinated debentures and Preferred Securities:

Decoma 9.5% Subordinated Debentures

On October 16, 2000, Decoma issued $90 million of 9.5% subordinated debentures at par. The subordinated debentures were unsecured, denominated in U.S. dollars and were redeemable at any time at par plus accrued and unpaid interest. The subordinated debentures were to mature on October 16, 2003. Interest on the obligation was payable in U.S. dollars on a quarterly basis. These subordinated debentures were repaid during 2001.

The present value of the principal amount of these subordinated debentures was included in Decoma's equity. Accordingly, such amount was classified in minority interest in the Company's consolidated balance sheet as at December 31, 2000.

7.08% Subordinated Debentures

On September 21, 1999, the Company issued Euros 100 million [$104 million on issue date] of 7.08% junior subordinated debentures at par. The unsecured subordinated debentures, which are denominated in Euros, mature on September 30, 2009. The debentures are not redeemable except in the event of certain adverse changes in tax legislation. Upon maturity, the Company may at its option satisfy the amounts payable by issuing to the holders Class A Subordinate Voting Shares of the Company, based on a weighted average trading price of Class A Subordinate Voting Shares, provided that there is no continuing event of default.

4.875% Convertible Subordinated Debentures

On February 13, 1998, the Company issued $480 million of 4.875% convertible subordinated debentures at par. The unsecured debentures, which are denominated in U.S. dollars, are convertible at any time at the option of the holders into Class A Subordinate Voting Shares at a conversion price of $74.27 per share and mature on February 15, 2005. The debentures are redeemable after February 16, 2001 or at any time in the event of certain changes affecting Canadian withholding taxes, at par plus accrued and unpaid interest. Upon redemption or maturity of the debentures, or repurchase in the event of certain changes in control of the Company, the Company may at its option satisfy the amounts payable by issuing to the holders Class A Subordinate Voting Shares of the Company, based on a weighted average trading price of Class A Subordinate Voting Shares, provided that there is no continuing event of default. At December 31, 2001, all debentures remained outstanding.

5% Convertible Subordinated Debentures

On October 17, 1995, the Company issued $345 million of 5% convertible subordinated debentures at par. The unsecured debentures, which were denominated in U.S. dollars, were convertible at any time at the option of the holders into Class A Subordinate Voting Shares at a conversion price of $53.04 per share and were to mature on October 15, 2002.

Prior to January 1, 2001, an aggregate $1 million principal amount of such debentures was converted into 9,366 Class A Subordinate Voting Shares. In August 2001, the Company called for redemption of the 5% Convertible Subordinated Debentures effective September 18, 2001. For the period from January 1, 2001 to September 18, 2001, an aggregate $223 million principal amount of such debentures was converted into 4,207,316 Class A Subordinate Voting Shares. On September 18, 2001, the balance of $121 million principal amount that remained outstanding was redeemed in cash.

8.65% Series A Preferred Securities and 8.875% Series B Preferred Securities

On September 21, 1999, the Company issued Cdn$165 million [$114 million on issue date] of 8.65% Series A Preferred Securities due September 30, 2048 and $170 million 8.875% Series B Preferred Securities due September 21, 2048. The Series A Preferred Securities, which are denominated in Canadian dollars, and the Series B Preferred Securities, which are denominated in U.S. dollars, are redeemable on or after September 30, 2004 and September 21, 2004, respectively, or in each case at any time in the event of certain adverse changes in tax legislation. Hereafter, the Series A and B Preferred Securities are collectively referred to as the "Preferred Securities."

Upon redemption or maturity of the Preferred Securities, the Company may at its option pay the outstanding principal amount plus any accrued and unpaid interest by delivering to the Trustee Class A Subordinate Voting Shares of the Company in which event the holders of the Preferred Securities shall be entitled to receive a cash payment equal to the amount payable on redemption or maturity from the proceeds of sale of such Class A Subordinate Voting Shares by the Trustee on behalf of the Company.

The Company also has the right to defer, at any time, and from time to time, subject to certain conditions, payments of interest on the Preferred Securities by extending the interest payment period for up to 20 consecutive quarterly interest periods. The Company cannot pay or declare dividends on any of its capital stock when interest is being deferred. Interest continues to accrue but does not compound during such deferral periods. The Company may satisfy its obligation to pay deferred interest by delivering to the Trustee Class A Subordinate Voting Shares of the Company in which event the holders of the Preferred Securities shall be entitled to receive a cash payment equal to the deferred interest payable from the proceeds of sale of such Class A Subordinate Voting Shares by the Trustee on behalf of the Company.

The Preferred Securities are unsecured junior subordinated debentures of the Company.

Employee Equity and Profit Participation and Defined Benefit Pension Plans

Prior to 2001, the Company's Corporate Constitution required that 10% of the employee pre-tax profits before profit sharing [as defined in the Corporate Constitution] for any fiscal period be allocated to an Employee Equity and Profit Participation Plan ["EPSP"] consisting of the Magna [including Intier], Decoma and Tesma deferred profit sharing plans and a cash distribution to eligible employees of the respective companies. During 2001, Magna, Decoma and Intier amended their Corporate Constitutions to allow for the introduction of defined benefit pension plans in addition to the EPSP. All employees that participate in the EPSP were, and all new employees are, given the option of continuing in the EPSP, or receiving a reduced entitlement under the EPSP plus a defined benefit pension. The defined benefit pension is payable to retirees ages 65 or older and is based on years of service and compensation levels. Participants may take early retirement after age 55 and receive a reduced pension benefit.

MEC, and a limited number of the Company's European subsidiaries, sponsor defined benefit pension and similar arrangements for their employees. European defined benefit pension plans, other than in the United Kingdom, are unfunded.

Termination and Long Service Arrangements

Pursuant to labour laws and national labour agreements in certain European countries, the Company is obligated to provide lump sum termination payments to employees on retirement or involuntary termination, and long service payments contingent upon persons reaching a predefined number of years of service.

All Austrian lump sum termination and long service payment arrangements are unfunded. However, pursuant to local tax laws, Austrian subsidiaries hold long-term government securities in connection with their unfunded obligations. Such assets amounted to $28 million and $27 million at December 31, 2001 and 2000, respectively, and are included in investments in the Company's consolidated balance sheets.

Retirement Medical Benefits Plan

During the year ended December 31, 2000, the Company introduced a retirement medical benefits plan covering eligible employees and retirees. Retirees age 60 or older with ten or more years of service will be eligible for benefits. In addition, existing retirees as at August 1, 2000 that meet the above criteria are also eligible for benefits. Benefits are capped based on years of service. As the projected benefit obligation and benefit cost associated with the retirement medical benefits plan is not material, a separate reconciliation of the projected benefit obligation and benefit cost has not been provided in the tables below.

The significant actuarial assumptions adopted in measuring the Company's projected benefit obligations are as follows:

Discount rate	5.5% to 7.5%
Rate of compensation increase	2.5% to 5.0%
Expected return on plan assets	7.5%

	Years ended December 31,		
	2001	2000	1999
Projected benefit obligation			
Beginning of year	$ 139	$ 122	$ 123
Past service obligation arising on plan introduction	–	14	–
Current service and interest costs	20	15	9
Actuarial losses and changes in actuarial assumptions	9	2	3
Benefits paid	(9)	(5)	(3)
Acquisitions	–	–	1
Currency translation	(8)	(9)	(11)
End of year	$ 151	$ 139	$ 122
Plan assets at fair value			
Beginning of year	$ 43	$ 37	$ 34
Return on plan assets	(3)	5	2
Employer contributions	3	3	2
Benefits paid	(3)	–	–
Currency translation	(2)	(2)	(1)
End of year	$ 38	$ 43	$ 37
Unfunded amount	$ 113	$ 96	$ 86
Unrecognized past service obligation	(13)	(13)	–
Unrecognized actuarial gains (losses)	(15)	1	(1)
Net amount recognized in the consolidated balance sheets	$ 85	$ 84	$ 85
Net periodic benefit cost			
Current service and interest costs	$ 20	$ 15	$ 9
Past service cost amortization	1	1	–
Return on plan assets	(3)	(5)	(2)
Actuarial losses	1	1	2
	$ 19	$ 12	$ 9

[a] The Company's authorized, issued and outstanding capital stock is as follows:

Preference shares – issuable in series –

The Company's authorized capital stock includes 99,760,000 preference shares, issuable in series. None of these shares are currently issued or outstanding.

Class A Subordinate Voting Shares and Class B Shares –

Class A Subordinate Voting Shares without par value [unlimited amount authorized] have the following attributes:

[i] Each share is entitled to one vote per share at all meetings of shareholders.

[ii] Each share shall participate equally as to dividends with each Class B Share.

Class B Shares without par value [authorized – 1,412,341] have the following attributes:

[i] Each share is entitled to 500 votes per share at all meetings of shareholders.

[ii] Each share shall participate equally as to dividends with each Class A Subordinate Voting Share.

[iii] Each share may be converted at any time into a fully-paid Class A Subordinate Voting Share on a one-for-one basis.

In the event that either the Class A Subordinate Voting Shares or the Class B Shares are subdivided or consolidated, the other class shall be similarly changed to preserve the relative position of each class.

[b] Changes in the Class A Subordinate Voting Shares and Class B Shares for the years ended December 31, 2001, 2000 and 1999, are shown in the following table [number of shares in the following table are expressed in whole numbers and have not been rounded to the nearest million]:

	Class A Subordinate Voting		Class B	
	Number of shares	Stated value	Number of shares	Stated value
Issued and outstanding at December 31, 1998	77,256,183	$ 1,430	1,098,109	$ 1
Conversion of Class B Shares to Class A Subordinate Voting Shares	200	–	(200)	–
Issued to fund EPSP contributions	170,000	10		
Issued for cash under the Incentive Stock Option Plan	8,000	1		
Issued under the Dividend Reinvestment Plan	3,807	–		
Conversion of 5% Convertible Subordinated Debentures	275	–		
Issued and outstanding at December 31, 1999	77,438,465	1,441	1,097,909	1
Issued under the Dividend Reinvestment Plan	12,688	–		
Issued for cash under the Incentive Stock Option Plan	16,000	1		
Issued and outstanding at December 31, 2000	77,467,153	1,442	1,097,909	1
Issued under the Dividend Reinvestment Plan	5,749	–		
Issued for cash under the Incentive Stock Option Plan	563,400	27		
Conversion of 5% Convertible Subordinated Debentures	4,207,316	213		
Conversion of Class B Shares to Class A Subordinate Voting Shares	900	–	(900)	–
Issued and outstanding at December 31, 2001	82,244,518	$ 1,682	1,097,009	$ 1

[c] Under the amended and restated Incentive Stock Option Plan, the Company may grant options to purchase Class A Subordinate Voting Shares to full-time employees, outside directors or consultants of the Company. The maximum number of shares that can be reserved for issuance under the plan is 6.0 million shares. The number of unoptioned shares available to be reserved at December 31, 2001 was 2.8 million [2000 – 4.0 million]. All options granted are for a term of ten years from the grant date. For periods up to and including December 31, 1998, options vested 12 1/2% on the date of the grant and 12 1/2% in each of the following seven years. Options issued subsequent to 1998 generally vest 20% on the date of the grant and 20% on each subsequent December 31 thereafter. All options allow the holder to purchase Class A Subordinate Voting Shares at a price equal to or greater than the market price of such shares at the date of the grant.

The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers and have not been rounded to the nearest million]:

	Options outstanding		
	Number of options	Weighted average exercise price	Number of options exercisable
Outstanding at December 31, 1998	290,400	Cdn$84.21	83,900
Granted	1,532,500	Cdn$77.75	–
Exercised	(8,000)	Cdn$62.75	(8,000)
Vested	–	–	400,250
Outstanding at December 31, 1999	1,814,900	Cdn$78.85	476,150
Granted	120,000	Cdn$75.00	–
Exercised	(16,000)	Cdn$62.75	(16,000)
Surrendered	(10,000)	Cdn$75.00	(2,000)
Vested	–	–	425,250
Outstanding at December 31, 2000	1,908,900	Cdn$78.76	883,400
Granted	1,207,500	Cdn$68.75	–
Exercised	(563,400)	Cdn$73.64	(563,400)
Vested	–	–	837,000
Outstanding at December 31, 2001	2,553,000	Cdn$75.16	1,157,000

At December 31, 2001, the outstanding options consist of [number of options in the table below are expressed in whole numbers and have not been rounded to the nearest million]:

	Exercise price	Options outstanding: Number of options	Options outstanding: Remaining contractual life [years]	Number of options exercisable
Tranche 1	Cdn$62.75	12,500	4.3	–
Tranche 2	Cdn$92.45	150,000	5.6	93,750
Tranche 3	Cdn$92.35	50,000	5.6	31,250
Tranche 4	Cdn$91.50	198,000	7.0	152,000
Tranche 5	Cdn$83.50	24,000	7.0	16,000
Tranche 6	Cdn$75.00	959,000	7.8	459,000
Tranche 7 - 9	Cdn$75.00	92,000	8.0	62,000
Tranche 10	Cdn$66.80	910,000	9.0	280,000
Tranche 11	Cdn$73.25	100,000	9.0	40,000
Tranche 12 - 13	Cdn$96.50	57,500	9.0	23,000
		2,553,000	8.0	1,157,000
Weighted average exercise price		Cdn$75.16		Cdn$77.55

[d] The Company has a Dividend Reinvestment Plan whereby shareholders have the option to receive their dividends in the form of Class A Subordinate Voting Shares in lieu of cash.

[e] The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at December 31, 2001 were exercised:

Class A Subordinate Voting Shares and Class B Shares outstanding at December 31, 2001	83.3
4.875% Convertible Subordinated Debentures [based on holders' conversion option]	6.5
Stock options	2.6
	92.4

The above amounts exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle the 7.08% Subordinated Debentures and Preferred Securities on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures and Preferred Securities.

[a] Foreign Exchange Contracts

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange. The Company uses foreign exchange contracts to manage foreign exchange risk from its underlying customer contracts. In particular, the Company uses foreign exchange forward contracts and foreign exchange range forward contracts for the sole purpose of hedging certain of the Company's future committed U.S. dollar and Euro ["€"] outflows and inflows. Gains and losses on these hedging instruments are recognized in the same period as, and as part of, the hedged transaction. In addition, in limited situations, the Company uses forward contracts to manage foreign exchange risk arising from intercompany loans. The Company does not enter into foreign exchange contracts for speculative purposes.

At December 31, 2001, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell foreign currencies in exchange for Canadian and U.S. dollars as follows:

	For Canadian dollars				For U.S. dollars	
Buy (Sell)	U.S. dollar amount	Weighted average rate	Euro amount	Weighted average rate	Euro amount	Weighted average rate
2002	$ 323	1.5441	€ 69	1.4151	€ 65	0.8983
2002	(544)	1.4973	(369)	1.4063	(177)	0.8946
2003	73	1.4650	17	1.4789	29	0.9187
2003	(150)	1.4989	–	–	–	–
2004	39	1.4716	19	1.4775	20	0.9317
2004	(114)	1.4883	–	–	–	–
2005	16	1.4428	15	1.5308	3	0.9392
2005	(94)	1.4780	–	–	–	–
2006	–	–	9	1.6113	–	–
2006	(16)	1.3862	–	–	–	–
Thereafter	–	–	20	1.6712	–	–
	$(467)		€(220)		€ (60)	

Based on forward foreign exchange rates as at December 31, 2001 for contracts with similar remaining terms to maturity, the unrecognized gains and losses relating to the Company's foreign exchange forward contracts are approximately $38 million and $84 million, respectively. If the Company's forward exchange contracts ceased to be effective as hedges, for example, if projected net foreign cash inflows declined significantly, previously unrecognized gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign currency denominated cash flows would be recognized in income at the time this condition was identified.

[b] Fair value

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below.

Cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and other accrued liabilities

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Investments

Fair value information is not readily available. However, management believes the market value to be in excess of the carrying value of investments.

Long-term debt and debentures' interest obligation

The fair values of the Company's long-term debt and debentures' interest obligation, based on current rates for debt with similar terms and maturities, are not materially different from their carrying values.

[c] Credit risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable and foreign exchange forward contracts with positive fair values.

The Company, in the normal course of business, is exposed to credit risk from its customers, substantially all of which are in the automotive industry. These accounts receivable are subject to normal industry credit risks.

Cash and cash equivalents which consists of short-term investments, including commercial paper, is only invested in governments and corporations with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in any one government or corporation.

The Company, in the normal course of business, is exposed to credit risk from its customers, substantially all of which are in the automotive industry.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions and which the Company anticipates will satisfy their obligations under the contracts.

[d] **Interest rate risk**

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In addition, the Company's exposure to interest rate risk on fixed rate long-term instruments is also reduced given the minimum periods to redemption with respect to the convertible subordinated debentures and Preferred Securities.

Unrealized currency translation adjustments, which arise on the translation to U.S. dollars of assets and liabilities of the Company's self-sustaining foreign operations, resulted in an unrealized currency translation loss of $117 million during the year ended December 31, 2001 [2000 – loss of $120 million; 1999 – loss of $96 million]. The 2001 and 2000 unrealized loss resulted primarily from the weakening of the Euro, British Pound and Canadian dollar against the U.S. dollar. The 1999 unrealized loss resulted primarily from the weakening of the Euro and British Pound partially offset by the strengthening of the Canadian dollar, both against the U.S. dollar.

The following is the Company's combined proportionate share of the major components of the financial statements of the jointly controlled entities in which the Company has an interest [before eliminations]:

Balance Sheets

	2001	2000
Current assets	$ 100	$ 101
Long-term assets	$ 43	$ 49
Current liabilities	$ 51	$ 49
Long-term liabilities	$ 46	$ 52

Statements of Income

	Years ended December 31,		
	2001	2000	1999
Sales	$ 356	$ 668	$ 671
Cost of goods sold, expenses and income taxes	337	634	638
Net income	$ 19	$ 34	$ 33

Statements of Cash Flows

	Years ended December 31,		
	2001	2000	1999
Cash provided from (used for):			
Operating activities	$ 61	$ 74	$ 54
Investment activities	$ (14)	$ (67)	$ (46)
Financing activities	$ (38)	$ (33)	$ 6

The Company's share of equity in jointly controlled entities includes undistributed earnings of $45 million [2000 - $41 million].

The Company has agreements with an affiliate of the Chairman of the Board for the provision of business development and consulting services. In addition, the Company has an agreement with the Chairman of the Board for the provision of business development and other services. The aggregate amount expensed under these agreements with respect to the year ended December 31, 2001 was $33 million [2000 - $28 million; 1999 - $23 million].

During the year ended December 31, 2001, trusts, which exist to make orderly purchases of the Company's shares for employees either for transfer to the EPSP or to recipients of either bonuses or rights to purchase such shares from the trusts, borrowed up to $51 million [2000 - $41 million; 1999 - $18 million] from the Company to facilitate the purchase of Class A Subordinate Voting Shares of the Company. At December 31, 2001, the trusts' indebtedness to the Company, which is included in accounts payable, was $33 million [2000 - $26 million].

Investments include $2 million [2000 - $2 million], at cost, in respect of an investment in a company that was established to acquire shares of the Company for sale to employees.

During the year ended December 31, 2000, a subsidiary of the Company purchased from a company associated with members of the family of Mr. F. Stronach, Ms. B. Stronach and Mr. A. Stronach, the Chairman of the Board, President and Chief Executive Officer, and Executive Vice-President, Business Development, respectively of the Company, approximately 200 acres of land and improvements in Aurora, Ontario for a purchase price of approximately $11.0 million. In addition, during the year ended December 31, 2000, a subsidiary of the Company sold approximately 3 acres of land and improvements in Aurora, Ontario to the same company associated with members of the family of Mr. F. Stronach, Ms. B. Stronach and Mr. A. Stronach for approximately $0.2 million.

[a] In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. On March 5, 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim, in order to add several new defendants and claim additional remedies. The amended statement of claim alleges, among other things:

- breach of fiduciary duty by the Company and two of its subsidiaries;
- breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;
- the plaintiff's exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. ["TRW"] and other unrelated third party automotive supplier defendants of such technology in North America;
- a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company's sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH.

The plaintiffs are seeking, amongst other things, damages of approximately $3.5 billion. The Company has filed an amended statement of defence and counterclaim. The Company intends to vigorously defend this case. At this time, notwithstanding the early stages of these legal proceedings and the difficulty in predicting final outcomes, management believes that the ultimate resolution of these claims will not have a material adverse effect on the consolidated financial position of the Company.

[b] A customer of one of the Company's publicly traded subsidiaries, Intier, is requesting reimbursement for warranty costs as well as additional expenses which it expects to incur as a result of a voluntary customer satisfaction-based recall of a product which forms part of a module supplied by Intier to the customer. The product in question is supplied to Intier by another large supplier that Intier was directed to use by its customer. The customer has claimed that the warranty and future recall costs could aggregate up to $42 million. Based on Intier's investigations to date, Intier does not believe that it has any liability for this claim and that any liability that it may become subject to, if it is established that the product is defective, will be recoverable from the supplier of the product, although Intier cannot provide assurance that this will be the case.

[c] The Company and/or one of its subsidiaries were previously named as defendants in a number of class actions brought by plaintiffs claiming compensatory and punitive damages in relation to unpaid work [forced/slave labour] performed by the plaintiffs during World War II. All of these actions involved multiple named defendants. In November 2000, orders for Voluntary Dismissal with Prejudice were entered in the District Court, District of New Jersey dismissing most of the class actions, including nine of ten cases specifically naming the Company and/or its subsidiary. The defendants have filed a motion to dismiss the final case in which the Company and its subsidiary have been named and the U.S. Government has filed a Statement of Interest based on the slave labour and property settlements with the Austrian Government. As a result, the Company has assessed the current status of the legal proceedings and believes the ultimate resolution will not have a material adverse effect on the consolidated financial position of the Company.

[d] In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions are recorded in the accounts where required and when estimable. However, there can be no assurance that the Company will not incur additional expense.

[e] MEC is currently considering a major redevelopment of its Gulfstream Park racetrack in Florida [the "Gulfstream Development"]. Should it proceed as currently contemplated, the Gulfstream Development would include a simulcast pavilion, sports and entertainment arena and a new turf club and grandstand. In addition, there would be significant modifications and enhancements to the racetracks and stable areas. If completed, the Gulfstream Development would require the demolition of a substantial portion of the current buildings and related structures, which include the grandstand, turf club and annex. The aggregate carrying value at December 31, 2001 of the assets that would be demolished if the Gulfstream Development is completed is approximately $23 million. If MEC decides to proceed with the Gulfstream Development and obtains the approval of its board of directors, a reduction in the expected life of the existing assets would occur and a write-down would be necessary.

SEGMENTED INFORMATION

[a] Magna follows a corporate policy of functional and operational decentralization. It conducts its automotive operations through divisions which function as autonomous operating units.

During 2001, the Company reorganized its automotive operations along global product lines. Each automotive systems group provides full service systems integration in a specific vehicle area.

The Company's automotive operations are further segmented in the Company's internal financial reports along global product lines between publicly traded and wholly owned operations. The segregation of automotive operations between publicly traded and wholly owned recognizes the fact that in the case of wholly owned operations, the Company's President and Chief Executive Officer and executive management have direct responsibility for the key operating, financing and resource allocation decisions, whereas in the case of publicly traded operations, such responsibility has been delegated to the public company's separate board of directors and their executive management.

Accordingly, segment reporting has been restated to reflect the Company's new structure as follows:

Public Automotive Operations
The Company's Public Automotive Operations include:

[i] **Decoma International Inc.**
Decoma [including 100% of Bestop] designs, engineers and manufactures automotive exterior components and systems which include fascias [bumpers], front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks [including sport utility vehicles and mini-vans]. Decoma has 43 manufacturing, engineering and product development facilities in Canada, the United States, Mexico, Germany, Belgium, England and Japan.

[ii] **Intier Automotive Inc.**
Intier is a global full service supplier and integrator of automotive interior and closure components, systems and modules. It directly supplies most of the major automobile manufacturers in the world through 64 manufacturing facilities [including one joint venture facility with Magna Steyr] and 19 product development, engineering and testing centres [including one joint venture facility with Magna Steyr] in North America, Europe, Brazil, China and Japan.

[iii] **Tesma International Inc.**
Tesma is a global supplier of highly-engineered engine, transmission and fueling systems and modules for the automotive industry. Tesma has 22 manufacturing facilities and two research centres in North America, Europe and Asia.

Wholly Owned Automotive Operations
The Company's Wholly Owned Automotive Operations include:

[i] **Magna Steyr**
Magna Steyr is an advanced developer and supplier of complete drivetrain technologies, including four wheel/all-wheel drive systems and axle modules, and is the automotive industry's leading independent assembler of low volume derivative and specialty vehicles. Magna Steyr has 8 manufacturing and assembly facilities [including one joint venture facility with Intier] and nine engineering and testing facilities [including one joint venture facility with each of Intier and the Metals and Other Automotive Operations] in Europe, India, the United States and Mexico.

[ii] **Metals and Other Automotive operations**

- *Metals operations* – The metals operations manufacture a comprehensive range of metal body systems, components, assemblies and modules. The metals operations have 34 manufacturing facilities and 8 engineering and testing facilities [including one joint venture facility with Magna Steyr] in North America and Europe.

- *Other Automotive operations* – Other automotive operations include the Company's exterior and interior mirror systems divisions. The Company's other automotive operations have 9 manufacturing facilities and 2 engineering and testing facilities in North America, South America and Europe.

Magna Entertainment Corp.

In addition to the Company's Automotive Operating Segments, the Company has certain non-automotive operations held through its subsidiary, MEC. MEC is the leading owner and operator of thoroughbred racetracks in the United States, based on revenue, and a leading supplier, via simulcasting, of live racing content to the inter-track, off-track and account wagering markets. MEC currently operates eight thouroughbred racetracks, one standardbred racetrack and one greyhound racetrack, as well as the simulcast wagering venues at these tracks. In addition, MEC operates off-track betting facilities and a national account wagering business named "XpressBet™", which permits customers to place wagers by telephone and over the Internet on horse races at up to 65 racetracks in North America.

	Year ended December 31, 2001					
	Total sales	Depreciation and amortization	Interest (income) expense, net	Operating income	Fixed asset additions	Fixed assets, net
Public Automotive Operations						
Decoma International Inc.	$ 1,885	$ 83	$ 28	$ 118	$ 68	$ 488
Intier Automotive Inc.	3,268	86	19	81	88	404
Tesma International Inc.	791	34	2	74	80	246
Wholly Owned Automotive Operations						
Magna Steyr	1,510	52	21	31	91	344
Metals and Other Automotive Operations	3,165	112	(3)	365	98	813
Corporate and other (i), (iii)	(112)	32	(65)	180	61	725
Total Automotive Operations	10,507	399	2	849	486	3,020
MEC (ii)	519			23	39	575
Total reportable segments	$ 11,026	$ 399	$ 2	$ 872	$ 525	3,595
Current assets						3,558
Investments, goodwill and other assets						753
Consolidated total assets						$ 7,906

	Year ended December 31, 2000					
	Total sales	Depreciation and amortization	Interest (income) expense, net	Operating income	Fixed asset additions	Fixed assets, net
Public Automotive Operations						
Decoma International Inc.	$ 1,648	$ 67	$ 24	$ 94	$ 79	$ 503
Intier Automotive Inc.	2,971	83	25	67	105	403
Tesma International Inc.	785	30	1	94	58	212
Wholly Owned Automotive Operations						
Magna Steyr	1,358	53	15	41	87	293
Metals and Other Automotive Operations	3,479	110	41	310	178	859
Corporate and other (i), (iii)	(142)	29	(93)	203	94	750
Total Automotive Operations	10,099	372	13	809	601	3,020
MEC (ii)	414			2	52	569
Total reportable segments	$ 10,513	$ 372	$ 13	$ 811	$ 653	3,589
Current assets						3,137
Investments, goodwill and other assets						682
Consolidated total assets						$ 7,408

	Year ended December 31, 1999					
	Total sales	Depreciation and amortization	Interest (income) expense, net	Operating income	Fixed asset additions	Fixed assets, net
Public Automotive Operations						
Decoma International Inc.	$ 1,490	$ 61	$ 18	$ 60	$ 108	$ 437
Intier Automotive Inc.	2,835	73	23	49	124	389
Tesma International Inc.	685	26	2	72	43	196
Wholly Owned Automotive Operations						
Magna Steyr	1,403	53	16	60	117	287
Metals and Other Automotive Operations	2,997	98	17	275	285	883
Corporate and other (i), (iii)	(150)	21	(60)	147	127	739
Total Automotive Operations	9,260	332	16	663	804	2,931
MEC (ii)	187			4	55	567
Total reportable segments	$ 9,447	$ 332	$ 16	$ 667	$ 859	3,498
Current assets						2,905
Investments, goodwill and other assets						630
Consolidated total assets						$ 7,033

Notes:

(i) Included in Corporate and other operating income are intercompany fees, rent and interest charged to the other automotive segments.

(ii) Included in MEC operating income for the year ended December 31, 2001 is depreciation and amortization and net interest expense (income) of $26 million and $3 million, respectively [2000 - $20 million and $nil, respectively; 1999 - $8 million and ($1) million, respectively].

(iii) During the year ended December 31, 2001, equity income of $16 million is included in the Corporate and other segment [2000 - $16 million; 1999 - $15 million].

[b] In the year ended December 31, 2001, sales to the Company's three largest customers amounted to 29%, 24% and 19% [2000 – 28%, 22% and 20%; 1999 – 32%, 20% and 18%] of total sales.

[c] The following table shows certain information with respect to geographic segmentation:

	Year ended December 31, 2001		
	Total sales	Fixed assets, net	Goodwill, net
Canada	$ 3,622	$ 1,042	$ 61
United States	3,007	1,182	70
Euroland (i)	2,997	848	85
Mexico	840	360	–
Great Britain	468	107	43
Other	92	56	–
	$ 11,026	$ 3,595	$ 259

	Year ended December 31, 2000		
	Total sales	Fixed assets, net	Goodwill, net
Canada	$ 3,801	$ 1,031	$ 58
United States	2,836	1,147	70
Euroland (i)	2,770	902	119
Mexico	554	335	–
Great Britain	400	117	48
Other	152	57	–
	$ 10,513	$ 3,589	$ 295

	Year ended December 31, 1999		
	Total sales	Fixed assets, net	Goodwill, net
Canada	$ 3,376	$ 1,036	$ 77
United States	2,469	1,058	61
Euroland (i)	2,802	954	74
Mexico	250	269	–
Great Britain	429	103	55
Other	121	78	–
	$ 9,447	$ 3,498	$ 267

(i) For purposes of geographic segmentation, Euroland has been defined as those European countries that have adopted the Euro as their common currency.

24. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's accounting policies as reflected in these consolidated financial statements do not materially differ from U.S. GAAP except for:

[a] The gain or loss on translation of debt denominated in a currency other than the operation's functional currency is deferred and amortized over the remaining life of the debt. Under U.S. GAAP, the gain or loss on translation is included in income when it arises.

[b] The Company's subordinated debentures are recorded in part as debt and in part as shareholders' equity. In addition, the Company's Preferred Securities are recorded entirely as shareholders' equity. Under U.S. GAAP, the subordinated debentures and Preferred Securities would be recorded entirely as debt.

[c] The Company has certain interests in jointly controlled entities which have been proportionately consolidated in the Company's financial statements. For purposes of U.S. GAAP, these interests would be accounted for by the equity method. Net income, earnings per share and shareholders' equity under U.S. GAAP are not impacted by the proportionate consolidation of these interests in jointly controlled entities.

[d] Design and engineering costs reimbursed as part of subsequent related parts production piece price amounts, are expensed as incurred unless a contractual guarantee for reimbursement exists. Design and development costs for moulds, dies and other tools that the Company does not own [and that will be used in, and reimbursed as part of the piece price amount for, subsequent related parts production] are also expensed as incurred unless a contractual guarantee for reimbursement exists or the supply agreement provides the non-cancelable right to use the moulds, dies and other tools. These policies were adopted for Canadian GAAP in the year ended December 31, 2000 on a retroactive basis. Under U.S. GAAP, the above policies are applied through a cumulative catch-up adjustment as of January 1, 2000.

[e] In December 1999, the United States Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. Effective January 1, 2000, the Company changed its method of accounting under U.S. GAAP for in-house engineering service and tooling contracts provided in conjunction with subsequent assembly or production activities which are regarded as a single arrangement. Previously, the Company had recognized revenue from these engineering service and tooling contracts on a percentage of completion basis. Under the new accounting method adopted effective January 1, 2000 for U.S. GAAP purposes, the Company recognizes revenue and related cost of sales for these activities over the estimated life of the assembly or production arrangement. The effect of the change for the year ended December 31, 2000 was to decrease net income by $3 million [$0.03 per share].

For the year ended December 31, 2001, revenues and expenses under U.S. GAAP are lower by $142 million [2000 - $61 million] and $133 million [2000 - $58 million], respectively, as a result of this difference between Canadian and U.S. GAAP. The net revenue reduction for the year ended December 31, 2001 includes $79 million [2000 - $102 million] in revenue that was included in the cumulative effect adjustment as of January 1, 2000.

[f] The Company continues to measure compensation cost related to awards of stock options using the intrinsic value-based method of accounting as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" as permitted by Statement of Financial Accounting Standards Board No. 123 "Accounting for Stock-Based Compensation" ["FAS 123"]. Under APB Opinion No. 25, when a stock option is repurchased by the Company for a cash payment, the Company must record compensation expense. Under Canadian GAAP, the payment is considered a capital transaction and recorded in retained earnings.

In addition, under FAS 123, when stock options are issued to non-employees other than directors acting in their capacity as a director, the Company must record compensation expense. Options issued to directors for services provided outside of their role as a director are recorded as compensation expense by the Company. Under Canadian GAAP, no compensation expense is recognized because the options have no intrinsic value at the time of issuance.

In addition, under Emerging Issues Task Force 00-23 "Issues Related to the Accounting for Stock Compensation for APB Opinion No. 25 and FASB Interpretation No. 44" when stock options are issued after January 18, 2001 and are denominated in multiple currencies, the Company must record compensation expense. Under Canadian GAAP, no compensation expense is recognized.

[g] The Company uses foreign exchange forward contracts to manage foreign exchange risk from its underlying customer contracts. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of its future committed U.S. dollar, Canadian dollar and Euro outflows and inflows. Under Canadian GAAP, gains and losses on these contracts are accounted for as a component of the related hedged transaction. For periods up to and including December 31, 2000, gains and losses on these contracts were also accounted for as a component of the related hedged transaction under U.S. GAAP.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 ["FAS 133"], "Accounting for Derivative Instruments and Hedging Activities", as amended, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. FAS 133 requires a company to recognize all of its derivative instruments, whether designated in hedging relationships or not, on the balance sheet at fair value. The accounting for changes in the fair value [i.e., gains or losses] of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. FAS 133 establishes certain criteria to be met in order to designate a derivative instrument as a hedge and to deem a hedge as effective.

Effective January 1, 2002, the Company implemented a new treasury management system that complies with the new documentation requirements for hedge accounting under FAS 133. As a result, for the year ended December 31, 2001 the Company's derivative portfolio is not eligible for hedge accounting despite the fact that management considers its portfolio to be an effective foreign currency risk management tool and an economic hedge of its future committed U.S. dollar, Canadian dollar and Euro outflows and inflows.

Accordingly, the Company has recorded a charge to income of $26 million in the year ended December 31, 2001 for purposes of reconciling to U.S. GAAP. For periods prior to and including December 31, 2000, this amount would have been deferred and recorded as a component of the related hedged transaction under U.S. GAAP. In addition, upon adoption of FAS 133, the Company recorded a cumulative adjustment to other comprehensive income of $9 million as of January 1, 2001, of which $5 million has reversed through income during 2001.

[h] Under U.S. GAAP, Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation" ["FAS 52"], the Company would only realize a gain or loss on the portion of the currency translation adjustment included as a separate component of the net investment in a foreign operation upon a sale or complete, or substantially complete, liquidation of the related investment. Under FAS 52, no gains or losses are recognized as a result of capital transactions, including the payment of dividends. Under Canadian GAAP, the Company is required to realize a gain or loss equal to the appropriate portion of the cumulative translation adjustment account when there is a reduction in the Company's net investment in a foreign subsidiary resulting from the payment of dividends.

[i] Effective December 31, 1998, the Company adopted the U.S. dollar as its reporting currency. Prior to this change the Canadian dollar had been used as the Company's reporting currency. Under Canadian GAAP, the Company's consolidated financial statements for all periods presented through December 31, 1998 were translated from Canadian dollars to U.S. dollars using the exchange rate in effect at December 31, 1998. Under U.S. GAAP, the consolidated financial statements for periods prior to the change in reporting currency were translated to U.S. dollars using the current rate method, which method uses specific year end or specific annual average exchange rates as appropriate.

[j] The following table presents net income and earnings per share information following U.S. GAAP:

	Years ended December 31,		
	2001	2000	1999
Net income under Canadian GAAP	$ 580	$ 598	$ 419
Adjustments [net of related tax effects]:			
Deferred gains (losses) on foreign currency denominated debt [net of amortization] [a]	(25)	(17)	28
Additional interest expense on subordinated debentures and Preferred Securities [b]	(33)	(32)	(19)
Design and development costs [d]	–	–	5
In-house tooling and engineering [e]	(9)	(3)	–
Compensation expense [f]	(13)	(1)	–
Derivative instruments [g]	(26)	–	–
Translation loss realized on the reduction of the net investment in a foreign subsidiary [h]	(1)	–	–
Net income under U.S. GAAP before cumulative catch-up adjustments	473	545	433
Cumulative adjustments for change in accounting for design and development costs and in-house tooling and engineering [d], [e]	–	(69)	–
Net income under U.S. GAAP	473	476	433
Other comprehensive income (loss):			
Foreign currency translation adjustment	(93)	(109)	(131)
Cumulative adjustment at January 1, 2001 for the change in derivative instrument accounting [g]	(9)	–	–
Derivative instruments realized in net income	5	–	–
Comprehensive income under U.S. GAAP	$ 376	$ 367	$ 302
Earnings per Class A Subordinate Voting or Class B Share under U.S. GAAP:			
Basic			
Before cumulative catch-up adjustments	$ 5.91	$ 6.94	$ 5.52
Cumulative catch-up adjustments [d], [e]	–	(0.88)	–
After cumulative catch-up adjustment	$ 5.91	$ 6.06	$ 5.52
Diluted			
Before cumulative catch-up adjustments	$ 5.67	$ 6.39	$ 4.70
Cumulative catch-up adjustments [d], [e]	–	(0.75)	–
After cumulative catch-up adjustment	$ 5.67	$ 5.64	$ 4.70

Proforma net income under U.S. GAAP before cumulative catch-up adjustments and related diluted earnings per Class A Subordinate Voting or Class B Share under U.S. GAAP as if the change in accounting policies for design and development costs and in-house tooling and engineering had been applied during all periods presented are as follows:

	Years ended December 31,		
	2001	2000	1999
Net income under U.S. GAAP before cumulative catch-up adjustments			
As reported	$ 473	$ 545	$ 433
Restatement for change in accounting policies for design and development costs	–	–	(5)
Restatement for in-house tooling and engineering	–	–	(3)
Proforma	$ 473	$ 545	$ 425
Earnings per Class A Subordinate Voting or Class B Share under U.S. GAAP			
Basic			
As reported	$ 5.91	$ 6.94	$ 5.52
Restatement for change in accounting policies for design and development costs	–	–	(0.06)
Restatement for in-house tooling and engineering	–	–	(0.05)
Proforma	$ 5.91	$ 6.94	$ 5.41
Diluted			
As reported	$ 5.67	$ 6.39	$ 4.70
Restatement for change in accounting policies for design and development costs	–	–	(0.05)
Restatement for in-house tooling and engineering	–	–	(0.04)
Proforma	$ 5.67	$ 6.39	$ 4.61

Earnings per share data after cumulative catch-up adjustments were computed as follows:

	Years ended December 31,		
	2001	2000	1999
Basic earnings per Class A Subordinate Voting or Class B Share – After cumulative catch-up adjustments			
Net income under U.S. GAAP	$ 473	$ 476	$ 433
Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	80.1	78.5	78.5
Basic earnings per Class A Subordinate Voting or Class B Share	$ 5.91	$ 6.06	$ 5.52
Diluted earnings per Class A Subordinate Voting or Class B Share – After cumulative catch-up adjustments			
Net income under U.S. GAAP	$ 473	$ 476	$ 433
Adjustments [net of related tax effects]:			
Interest, issue cost amortization and foreign exchange on 5% Convertible Subordinated Debentures	16	17	(2)
Interest, issue cost amortization and foreign exchange on 4.875% Convertible Subordinated Debentures	29	23	(3)
	$ 518	$ 516	$ 428
Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	80.1	78.5	78.5
5% Convertible Subordinated Debentures	4.4	6.5	6.3
4.875% Convertible Subordinated Debentures	6.5	6.5	6.3
Stock options	0.4	–	–
	91.4	91.5	91.1
Diluted earnings per Class A Subordinate Voting or Class B Share	$ 5.67	$ 5.64	$ 4.70

[k] The following table indicates the significant items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under U.S. GAAP:

	December 31, 2001					
	Canadian GAAP	Financial instruments	In-house tooling and engineering	Derivative Instruments	Other	U.S. GAAP
Other assets	$ 292	$ 7	$ –	$ –	$ –	$ 299
Other accrued liabilities	$ 158	$ 7	$ 42	$ 46	$ 1	$ 254
Future tax liabilities, net	$ 162	$ (17)	$ (15)	$ (16)	$ –	$ 114
Subordinated debentures	$ –	$ 568	$ –	$ –	$ –	$ 568
Debentures' interest obligation	$ 114	$ (114)	$ –	$ –	$ –	$ –
Preferred Securities	$ –	$ 282	$ –	$ –	$ –	$ 282
Shareholders' equity:						
Capital stock	$1,683	$ 11	$ –	$ –	$ 152	$1,846
Preferred Securities	277	(277)	–	–	–	–
Other paid-in capital	463	(463)	–	–	–	–
Retained earnings	2,220	–	(26)	(26)	115	2,283
Accumulated other comprehensive loss	(158)	10	(1)	(4)	(268)	(421)
Shareholders' equity	$4,485	$ (719)	$ (27)	$ (30)	$ (1)	$3,708

	December 31, 2000				
	Canadian GAAP	Financial instruments	In-house tooling and engineering	Other	U.S. GAAP
Other assets	$ 205	$ 12	$ –	$ –	$ 217
Other accrued liabilities	$ 119	$ 11	$ 29	$ –	$ 159
Future tax liabilities, net	$ 128	$ (19)	$ (11)	$ –	$ 98
Subordinated debentures	$ –	$ 1,018	$ –	$ –	$1,018
Debentures' interest obligation	$ 191	$ (191)	$ –	$ –	$ –
Preferred Securities	$ –	$ 282	$ –	$ –	$ 282
Minority interest	$ 356	$ (69)	$ –	$ –	$ 287
Shareholders' equity:					
Capital stock	$1,443	$ –	$ –	$ 140	$1,583
Preferred Securities	277	(277)	–	–	–
Other paid-in capital	734	(734)	–	–	–
Retained earnings	1,789	4	(17)	129	1,905
Accumulated other comprehensive loss	(41)	(13)	(1)	(269)	(324)
Shareholders' equity	$4,202	$(1,020)	$ (18)	$ –	$3,164

[l] The Company does not recognize compensation expense for its outstanding fixed price stock options. Under U.S. GAAP, the Company is required to disclose compensation expense assuming compensation expense for the stock option plan had been determined based upon the fair value at the grant date, consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation".

The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free interest rate	5%
Expected dividend yield	1.45%
Expected volatility	24%
Expected time until exercise	4 – 7 years

The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of proforma disclosures, the Company's net income attributable to Class A Subordinate Voting and Class B Shares and basic and diluted earnings per Class A Subordinate Voting or Class B Shares would have been:

	Years ended December 31,		
	2001	2000	1999
Proforma net income after cumulative catch-up adjustments attributable to Class A Subordinate Voting and Class B Shares	$ 469	$ 467	$ 426
Proforma earnings per Class A Subordinate Voting or Class B Share after cumulative catch-up adjustments			
Basic	$ 5.86	$ 5.94	$ 5.43
Diluted	$ 5.63	$ 5.54	$ 4.62

The weighted average fair value of options granted during the year are as follows:

	Years ended December 31,		
	2001	2000	1999
Weighted average fair value of options granted during the year	$ 9.93	$ 10.54	$ 9.85

[m] Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates.

Canadian GAAP standards:

In August 2001, the CICA issued Handbook Section 1581, "Business Combinations" ["CICA 1581"] and Handbook Section 3062, "Goodwill and Other Intangible Assets" ["CICA 3062"]. CICA 1581 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. In addition, CICA 1581 provides new criteria to determine when an acquired intangible asset should be recognized separately from goodwill.

CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets, which meet the criteria for indefinite life, beginning with fiscal years starting after December 15, 2001. In all cases, the standard must be adopted at the beginning of a fiscal year.

In December 2001, the CICA amended Handbook Section 1650 "Foreign Currency Translation" ["CICA 1650"]. The most significant change under the new recommendations is to eliminate the deferral and amortization method for unrealized translation gains and losses on non-current monetary assets and liabilities. The amendments to CICA 1650 are effective for fiscal years beginning on or after January 1, 2002.

In November 2001, the CICA issued Handbook Section 3870, "Stock Based Compensation and Other Stock Based Payments" ["CICA 3870"]. CICA 3870 requires that certain types of stock-based compensation arrangements be accounted for at fair value after January 1, 2002 giving rise to compensation expense.

Although the Company is currently reviewing the new CICA pronouncements, the impact, if any, of these pronouncements on its consolidated financial statements has not been determined.

U.S. GAAP standards:

In July 2001, the Financial Accounting Standards Board ["FASB"] issued Statements of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets". These standards reflect the same accounting requirements as CICA 1581 and CICA 3062, respectively.

In addition, during 2001, FASB issued Statements of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ["FAS 143"] and No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ["FAS 144"].

FAS 143 requires that legal obligations arising from the retirement of tangible long-lived assets, including obligations identified by a company upon acquisition and construction and during the operating life of a long-lived asset, be recorded and amortized over the asset's useful life using a systematic and rational allocation method. FAS 143 is effective for fiscal years beginning after June 15, 2002.

FAS 144, which supersedes FAS 121, is effective for fiscal years beginning after December 15, 2001. FAS 144 provides guidance on differentiating between assets held for sale and held for disposal other than by sale. Consistent with FAS 121, FAS 144 continues to require the same approach for recognizing and measuring the impairment of assets to be held and used.

Although the Company is currently reviewing the new FASB pronouncements, the impact, if any, of these pronouncements on its consolidated financial statements has not been determined.

Certain of the comparative figures have been reclassified to conform to the current year's method of presentation.

Supplementary Financial and Share Information

Financial Summary

[U.S. dollars in millions, except per share figures]

	Years ended December 31,			Five Month Period ended December 31,	Years ended July 31,						
	2001	2000	1999	1998	1998	1997	1996	1995	1994	1993	1992
Operational Data											
Total Sales	$11,026	$10,513	$9,447	$3,396	$6,006	$5,024	$3,826	$3,133	$2,538	$1,881	$1,683
Net income	580	598	419	114	301	386	207	204	153	92	64
Basic earnings per Class A or Class B Share	$6.57	$ 7.04	$ 4.94	$ 1.33	$ 3.93	$ 5.32	$ 3.17	$ 3.35	$ 2.73	$ 2.02	$ 1.90
Diluted earnings per Class A or Class B Share (4)	$6.20	$ 6.44	$ 4.65	$ 1.31	$ 3.71	$ 4.99	$ 3.05	$ 3.32	$ 2.53	$ 1.67	$ 1.36
Depreciation and amortization	399	372	332	120	192	147	121	102	90	81	78
Cash flow from operations (3)	1,029	655	713	143	359	453	198	298	244	220	155
Cash dividends paid per Class A or Class B Share	$1.36	$ 1.24	$ 1.11	$ 0.22	$ 0.84	$ 0.74	$ 0.71	$ 0.71	$ 0.53	$ 0.36	$ 0.13
Average number of Class A and Class B Shares outstanding (thousands)	80,131	78,546	78,490	78,353	71,909	70,369	62,152	61,034	55,973	45,443	33,625
Financial Position											
Total assets	7,906	7,408	7,033	6,116	5,551	3,447	2,836	2,008	1,596	1,094	1,002
Fixed assets less accumulated depreciation and amortization	3,595	3,589	3,498	2,842	2,417	1,353	981	852	703	564	576
Working capital	1,297	1,054	663	564	716	763	986	360	232	140	67
Capital expenditures	525	653	859	370	638	471	216	193	148	55	36
Long-term debt	358	459	461	386	328	163	186	108	68	110	209
Shareholders' equity	4,485	4,202	3,933	3,334	3,177	2,112	1,785	1,077	862	552	386
Equity per Class A or Class B Share	$53.81	$ 53.48	$50.08	$42.55	$40.55	$29.67	$25.64	$17.53	$14.18	$11.05	$ 9.64
Long-term debt to shareholders' equity ratio	0.08:1	0.11:1	0.12:1	0.12:1	0.10:1	0.08:1	0.10:1	0.10:1	0.08:1	0.20:1	0.54:1

(1) *The figures presented for the year ended December 31, 1999, the five month period ended December 31, 1998 and the years ended July 31, 1998, 1997, 1996 and 1995 have been restated to reflect the Company's new accounting policies with respect to preproduction costs.*

(2) *All amounts up to and including the five month period ended December 31, 1998, have been restated in U.S. dollars, in accordance with accounting principles generally accepted in Canada, using the December 31, 1998 exchange rate of Cdn$1.5305 per U.S.$1.00.*

(3) *Cash flow from operations for the years ended July 31, 1998, 1997 and 1996 have been restated to exclude the effects of exchange rate changes on cash and cash equivalents as required by new accounting recommendations issued by The Canadian Institute of Chartered Accountants ("CICA").*

(4) *The figures presented for the years ended December 31, 2000 and 1999, the five month period ended December 31, 1998 and the years ended July 31, 1998, 1997 and 1996 have been restated to reflect the adoption of the CICA's new recommendations for the presentation and disclosure of diluted earnings per share (see note 2 in the consolidated financial statements).*

SUPPLEMENTARY FINANCIAL AND SHARE INFORMATION

Supplementary Quarterly Financial Data (unaudited)

[U.S. dollars in millions, except per share figures]

Year Ended December 31, 2001	March 31	June 30	September 30	December 31	Total
Sales	$2,863	$2,817	$2,517	$2,829	$11,026
Gross Margin on automotive sales	478	527	427	487	1,919
Net Income	147	209	105	119	580
Earnings per share:					
Basic	$ 1.72	$ 2.51	$ 1.05	$ 1.32	$ 6.57
Diluted	1.57	2.24	1.02	1.28	6.20

Year Ended December 31, 2000	March 31	June 30	September 30	December 31	Total
Sales	$2,808	$2,610	$2,354	$2,741	$10,513
Gross Margin on automotive sales	487	471	403	474	1,835
Net Income	146	170	162	120	598
Earnings per share:					
Basic	$ 1.71	$ 2.03	$ 1.91	$ 1.38	$ 7.04
Diluted	1.57	1.84	1.74	1.28	6.44

Share Information

The Class A Subordinate Voting Shares ("Class A Shares") are listed and traded in Canada on The Toronto Stock Exchange ("TSE") and in the United States on The New York Stock Exchange ("NYSE"). The Class B Shares are listed and traded in Canada on the TSE. As of March 14, 2002 there were 951 registered holders of Class A Shares and 92 holders of Class B Shares.

Distribution of Shares

	Class A	Class B
Canada	86.11%	99.16%
United States	13.87%	.84%
Other	.02%	–

Dividends

Dividends paid on the Magna Class A Subordinate Voting and Class B Shares for the calendar year 2001 were paid on each of March 16, June 15, September 17 and December 14, 2001 at the rate of U.S.$0.34 per share.

Dividends on the Class A Subordinate Voting and Class B Shares, when payable to holders who are non-residents of Canada, are generally subject to withholding tax at a rate of 25 percent (25%) unless reduced, according to the provisions of the applicable tax treaty. Currently, the reduced rate applicable to dividends paid to a resident of the United States is generally 15 percent (15%).

Price Range of Shares – Canada

The following table sets forth, for the fiscal periods indicated, the high and low sale prices of the Class A Shares and Class B Shares and volumes of Class A Shares and Class B Shares traded, in each case as reported by the TSE.

CLASS A (TSE) ($CDN)

	Year Ended December 31, 2001			Year Ended December 31, 2000		
Quarter	Volume	High	Low	Volume	High	Low
1st	17,585,359	75.00	60.50	23,615,597	72.25	55.10
2nd	11,855,431	95.12	70.41	17,965,031	79.70	56.50
3rd	17,494,737	106.25	69.95	12,695,894	76.75	62.50
4th	14,231,693	104.00	78.71	19,059,692	70.75	57.40

CLASS B (TSE) ($CDN)

	Year Ended December 31, 2001			Year Ended December 31, 2000		
Quarter	Volume	High	Low	Volume	High	Low
1st	3,285	90.00	82.00	1,873	83.00	69.00
2nd	1,095	97.00	83.00	1,932	83.00	77.00
3rd	680	103.00	95.00	2,195	89.00	77.00
4th	340	101.74	93.00	1,465	98.00	83.00

Price Range of Shares – United States

The following table sets forth, for the fiscal periods indicated, the high and low sale prices of the Class A Shares and volumes of Class A Shares traded, as reported on the NYSE.

CLASS A (NYSE) ($U.S.)

	Year Ended December 31, 2001			Year Ended December 31, 2000		
Quarter	Volume	High	Low	Volume	High	Low
1st	9,677,200	49.47	40.44	15,567,900	50.31	38.19
2nd	11,499,700	62.37	44.64	9,182,300	52.88	39.63
3rd	20,924,600	69.00	45.50	6,604,100	51.50	41.75
4th	15,199,900	65.82	50.14	9,173,800	47.06	37.82

Corporate Directory

Officers

Belinda Stronach
President & Chief Executive Officer

Manfred Gingl
Vice-Chairman

Siegfried Wolf
Vice-Chairman

Max Amtmann
Executive Vice-President, Operations Development

William Biggar
Executive Vice-President, Office of the CEO

David Carroll
Executive Vice-President, Marketing & Corporate Planning

J. Brian Colburn
Executive Vice-President, Special Projects & Secretary

Werner Czernohorsky
Executive Vice-President, Capital Investments & Chief Administrative Officer

Vincent J. Galifi
Executive Vice-President, Finance & Chief Financial Officer

Jeffrey O. Palmer
Executive Vice-President

Tom Skudutis
Executive Vice-President, Operations

Andrew Stronach
Executive Vice-President, Business Development

Cameron Hastings
Vice-President, Core Projects

Peter Koob
Vice-President, Finance

Marc Neeb
Vice-President, Human Resources

John Simonetti
Vice-President, Taxation

Keith J. Stein
Vice-President, Corporate Affairs

Board of Directors

Frank Stronach
Chairman of the Board

The Honourable William G. Davis
Counsel, Torys

William H. Fike
Corporate Director

Manfred Gingl
Vice-Chairman, and President & Chief Executive Officer, Tesma International Inc.

The Honourable Edward C. Lumley
Vice-Chairman, BMO Nesbitt Burns

Karlheinz Muhr
Chairman & Chief Executive Officer, KM Management LLC

Gerhard Randa
Chairman & Chief Executive Officer, Bank Austria AG

Donald Resnick
Corporate Director

Royden R. Richardson
President, RBQ Limited

Belinda Stronach
President & Chief Executive Officer

The Honourable Franz Vranitzky
Corporate Director

Donald Walker
President & Chief Executive Officer, Intier Automotive Inc.

Siegfried Wolf
Vice-Chairman, and President & Chief Executive Officer, Magna Steyr

Transfer Agents and Registrars

Canada – Class A Subordinate Voting and Class B Shares
Computershare Trust Company of Canada
(formerly Montreal Trust Company of Canada)
Toronto, Montreal and Vancouver

United States – Class A Subordinate Voting Shares
Computershare Trust Company, Inc.
Lakewood, Colorado

Exchange Listings

Class A Subordinate Voting Shares	– The Toronto Stock Exchange	(MG.A)
	– The New York Stock Exchange	(MGA)
Class B Shares	– The Toronto Stock Exchange	(MG.B)
8.65% Series A Preferred Securities	– The Toronto Stock Exchange	(MG.PR.A)
8.875% Series B Preferred Securities	– The New York Stock Exchange	(MGAPRB)

Office Locations for Magna and its Major Subsidiaries and Groups

Corporate Offices

Magna International Inc.
337 Magna Drive
Aurora, Ontario
Canada L4G 7K1
Telephone: (905) 726-2462
www.magna.com

Magna International of America, Inc.
600 Wilshire Drive
Troy, Michigan
USA 48084
Telephone: (248) 729-2400

Magna Europa
Magna-Strasse 1
A-2522 Oberwaltersdorf
Austria
Telephone: 011-43-2253-600-0

MI Developments Inc.
455 Magna Drive
Aurora, Ontario
Canada L4G 7A9
Telephone: (905) 713-6322

Group Offices

Intier Automotive Inc.
521 Newpark Boulevard
Newmarket, Ontario
Canada L3Y 4X7
Telephone: (905) 898-5200
www.intier.com

Closure Systems
521 Newpark Boulevard
Newmarket, Ontario
Canada L3Y 4X7
Telephone: (905) 898-2665

Seating Systems
United States
19700 Haggerty Road
South Building
Livonia, Michigan
USA 48152
Telephone: (734) 591-4440
Europe
Ostring 19,
D-63762 Grossostheim,
Germany
Telephone: 011-49-6026-992-100

Interior Systems
United States
27300 Haggerty Road, Suite F-10
Farmington Hills, Michigan,
USA 48331
Telephone: (248) 553-9500
Europe
Bircholt Road, Parkwood
Industrial Trading Estate
Maidstone, Kent,
England ME15 9XT
Telephone: 011-44-162-268-6311

Magna Steyr
Liebenauer Hauptstrasse 317
A-8041 Graz, Austria
Telephone: 011-43-316-404-0
www.magnasteyr.com

North America
600 Wilshire Drive
Troy, Michigan
USA 48084
Telephone: (248) 729-2400

Decoma International Inc.
50 Casmir Court
Concord, Ontario
Canada L4K 4J5
Telephone: (905) 669-2888
www.decoma.com

Europe
Im Ghai
D-73776 Altbach
Germany
Telephone: 011-49-7153-65-0

United States
600 Wilshire Drive
Troy, Michigan
USA 48084-1625
Telephone: (248) 729-2500

Cosma International
50 Casmir Court
Concord, Ontario
Canada L4K 4J5
Telephone: (905) 669-9000

Europe
Amsterdamer Strasse 230
D-50735 Köln
Germany
Telephone: 011-49-221-976-5230

United States
1807 East Maple Road
Troy, Michigan
USA 48083
Telephone: (248) 524-5300

Tesma International Inc.
1000 Tesma Way
Concord, Ontario
Canada L4K 5R8
Telephone: (905) 417-2100
www.tesma.com

Europe
Tesma Allee 1
8261 Sinabelkirchen
Austria
Telephone: 011-43-3118-2055-140

United States
23300 Haggerty Road, Suite 200
Farmington Hills, Michigan
USA 48335
Telephone: (248) 888-5550

Magna Mirror Systems
5030 Kraft Avenue, Suite A
Grand Rapids, Michigan
USA 49512
Telephone: (616) 554-3135

Europe
Industriestrasse 3
D-97959 Assamstadt
Germany
Telephone: 011-49-6294-909-0

Magna Entertainment Corp.
337 Magna Drive
Aurora, Ontario
Canada L4G 7K1
Telephone: (905) 726-2462
www.magnaentertainment.com

United States
285 West Huntington Drive
Arcadia, California
USA 91007
Telephone: (626) 574-7223

2001 Annual Report

Copies of the 2001 Annual Report may be obtained from:
The Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com
Copies of financial data and other publicly filed documents are available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at: www.sedar.com



PRODUCT AND SERVICES DIRECTORY

MAGNA STEYR

Advanced R&D Concept Development
Total Vehicle Program Management
Systems Sequencing and Logistics
Complete Niche Vehicle Assembly

Complete Vehicle Manufacturing
- Complete Space Frames
- Full Frames
- Sub-Assemblies
- Body-In-White
- Painting
- Vehicle Assembly
- CKD Manufacturing

OEM Engineering and Complete Vehicle and Systems Capability
- Concepts and Designs
  - –Advance Development
  - –Feasibility Studies
- Development
  - –Technical Calculation and Simulation
  - –Prototype Building
  - –Rig & Vehicle Testing
- Noise and Vibration Testing
- Safety Engineering
- Production Planning
- Technical Software Development

Drivetrain Components and Systems
- Transfer Cases
- Power Take Off Units
- Axle/Differential Drives
- Differential Locks
- Plate/Viscous Couplings (controlled/uncontrolled)

Engine Systems
- Mass Balancing Systems

Axle Modules
- 4x4 Vehicle Modules

COSMA INTERNATIONAL

Chassis Systems
- Crossmember Assemblies
- Engine Compartment Panels
- Radiator Supports
- Shock Towers
- Transmission Supports
- Engine Cradles
- Instrument Panel Reinforcements
- Suspension Systems
- Control Arms
- Frame Rails
- Sub-Assemblies

Stampings
- Arm Rest Supports
- Seat Belt Anchor Plates
- Instrument Panel Supports
- Bumper Beams
- Door Intrusion Systems
- Oil Strainers
- Heat Shields
- Brake Backing Plates
- Master Cylinder Vacuum Shells
- Friction Welded Bearing Retainers
- Motor Compartment Rails

Body Systems
- Floor Pans
- Body Side Assemblies
- Door/Hood/Deck Assemblies
- Roof Panels
- Fender/Quarter Panels
- Tailgate/Liftgate Assemblies
- Medium/Large Stamping Dies/Class A Dies
- A, B, C and D Pillars

Finishing
- E-Coating
- Powder Coating
- Aluminum Heat Treating

Design and Engineering
- Complete CAD/CAM Capabilities
- Complete Body Engineering
- Complete FEA
- Prototypes
- Concept Vehicles
- Laser Trimming/Welding
- Complete Testing (Component/Module/System)

Metalforming Technologies
- Hydroforming
- Stamping
- Roll Forming
- Extrusions

DECOMA INTERNATIONAL INC.

Front and Rear Bumper Systems
- Spoilers and Grilles (MIC, Paint or Bright)
- GOP Moldings & Nerf Strips
- Energy Management Systems
- Front & Rear Bumper Fascias
- Complete Front & Rear End Modules

Greenhouse Systems
- Backlite Moldings
- Belt & Windshield Moldings
- Pillar Appliques
- Door Surround Moldings
- Roof Drip Moldings
- Cowl Screens
- Window Surround Module

Body Side Systems
- Body Side Moldings & Claddings
- Wheel Opening Moldings
- Running Boards
- Rocker Panels
- Stone Guards/Mud Flaps
- Vertical Body Panels
- Front & Truckside Fenders
- Door Panels
- Quarter Panels

Lighting Systems
- Composite Headlamps
- Projector Headlamps
- H.I.D Headlamps
- Rear Combination Lamps
- Rear Lighting Appliques
- LED Tail Lamps
- Fog Lamps
- Cornering Lamps
- Signal Lamps
- CHMSLs
- Backup Lamps
- Accessory Lighting
- World Homologated Lamps
- Modular Lighting Assemblies

Sealing Systems
- Door Primary/Secondary Seals
- Inner & Outer Belt Seals
- Glass Run Channels
- Sliding Door, Pop-Out Window & Liftgate Seals
- Complete Convertible Sealing Systems

Polymeric Glazing Systems
- Backlites & Quarter Windows
- Decklid Appliques
- Headlamp & Tail Lamp Lenses
- Fixed Vent Windows
- Sunroofs, T-Tops & Targa Roofs

Top Systems
- Soft Tops
- Hard/Soft Tonneau Covers
- Hard Tops
- Light Bars

Vehicle Enhancement Packages
- Tonneau Covers
- Aerodynamic Enhancements
- Brush Guards

MAGNA MIRROR SYSTEMS

Products
- Exterior Mirrors
- Interior Mirrors
- Information Mirrors
- Extendable Trailer Towing Mirrors

Electric Technologies
- Power Actuators
- Powerfold Actuators
- Power Extend Actuators
- Memory Powerpacks

Advanced Technologies
- Multiplex and Smart Power Actuators
- Self-Dimming Glass Technology
- Plastic Glass and Prisms
- Lens Mirror Technologies
- Safety Mirrors with Lighting & Warning Systems
- Motorless Power Actuators

INTIER AUTOMOTIVE INC.

Interior Systems
Cockpit Systems
- Cockpit Modules
- Instrument Panels
- Leather Covered IP
- Consoles
- Floor Consoles
- Glove Boxes
- Air Duct Systems
- PSIR Doors
- Assembly & Sequencing

Overhead Systems
- Complete Overhead System
- Headliner Substrates
- Sun Visors
- Pillar Trim
- Consoles
- Assembly & Sequencing

Sidewall Systems
- Door Trim Modules
- Hard Trim
- Door & Side Panels
- Package Trays
- Trim Hardware Module
- Assembly & Sequencing

Carpets, Acoustic and Cargo Management Systems
- Needle Felt Punch Carpets and Tufting
- Floor Panels
- Trunk Trim
- Loadspaces
- Footrests
- Engine Compartment Insulation
- Complete Interior Acoustic
- Wheelhouse Liners

Integration of Safety and Electronic Systems
Complete Interior Integration

Seating Systems
- Modular Seat Assemblies (Cut & Sew/Mold-In-Place™)
- Integrated Restraint Seats
- Integrated Airbag Restraints
- Integrated Child Safety Seats
- Occupant Sensing
- In-Vehicle Stowable Seating
- Heavy Truck Sleeper Beds
- Head Restraints and Armrests (Cut & Sew/Mold-In-Place™)
- Roof Integrated Head Restraints
- Trim Covers
- Laminated Trim
- Molded Polyurethane Foam Pads

Seating Hardware Systems
- Adjusters (2-4-6 way manual)
- Seat Height Adjusters
- EZ Entry Mechanisms
- Fold & Tumble™ Mechanisms
- Recliners (Disc Recliner/Pawl & Sector/ Adjuster Integrated/Fold Flat Mechanisms)
- Specialty Latches
- Seat Frames
- Wire Frames
- Spring Suspension Systems
- Risers
- Folding Load Floor Panels
- Sliding Cargo Load Floor

Closure and Latching Systems
- Side Door, Sliding Door, Front and Rear Latches
- Seat Latches
- Strikers
- Mechanical Cable Assemblies
- Plastic Handles
- Door Handle Assemblies
- Latch Actuators

Glass Moving Systems
- Cable & Drum - Single and Dual Rail
- Arm & Sector
- Quarter System
- Rear Window Closure Systems

System Module Technologies
- Power Sliding Doors
- Power Liftgates
- Door Modules
- Trim Hardware Module
- Integrated Closure Systems
- Power Load Space Systems
- Midgate Systems

Electro-Mechanical Systems
- Actuator Assemblies
- Wiper Systems
- Electrical Motors
- Obstacle Detection Systems

Magna Engineering Center (MEC)
- Design, concept & development capability for complete interior
- Latest CAD systems linked by secured network
- Technical Illustration
- Program Management
- Seven design offices close to our customers (Germany, Austria, U.K.)

Magna Automotive Testing (A2LA)
- Safety, Structural, Fatigue, and Durability Testing for Body and Interior Systems
- Vehicle Ride Simulation, Noise, NVH and Road Load Data Acquisition
- Computer Aided Engineering, FEA, Fatigue, Factory Simulation
- Assembly and Test Equipment

Advanced Car Technology Systems (ACTS)
- Development of modular and functional systems, vehicle structures, Occupant Restraint Systems and Pedestrian Protection Systems
- Testing of safety, durability and environmental simulation

TESMA INTERNATIONAL INC.

Engine Systems
- Front End Accessory Drive Systems
- Front Cover Modules
- Engine Oil Pumps
- Water Pumps
- Cooling Management Systems
- Over-running Alternator Decouplers
- Cam Covers
- Variable Camshaft Phasing Systems
- Engine Oil Pan Assemblies
- Accessory and Timing Drive Tensioners
- Steel, Phenolic & Aluminum Pulleys
- Engine Balance Shaft Assemblies
- Tubular Drive Shaft Assemblies
- Idler Assemblies

Transmission Systems
- Torque Converter Damper Assemblies
- Oil Pump Assemblies
- *Flow-Formed Clutch Housings*
- *Die-Formed Oil Pan Assemblies*
- Aluminum Die Cast & Machined Case Extensions
- Servo Piston & Accumulator Assemblies
- Cam Die-Formed Transmission Shells
- *Roll Die-Formed Drive Hubs & Housings*
- Fineblanked Products, Separator Plates and Backing Plates
- Flexplates
- Reactions Shells
- CVT - Pistons, Plungers & Clutch Housings
- *Automatic Transmission Clutch Housings & Shaft Assemblies*

Fuel Systems
- Fuel Caps
- Fuel Filler Inlets & Tubes
- Capless Filler Systems
- Stainless Steel Fuel Filler Pipes
- Stainless Steel Fuel Tank Assemblies
- Vent Tubes


MAGNA
A Fair Enterprise Corporation

337 Magna Drive
Aurora, Ontario, Canada L4G 7K1

Telephone: (905) 726-2462
Fax: (905) 726-7164

Internet: www.magna.com

Printed in Canada